Exhibit 99.1

INTERIM REPORT

(From January 1, 2017 to June 30, 2017)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2017 to June 30, 2017)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Choi, Jeong-Woo
Choi, Jeong-Woo
President and Representative Director

POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Yoon, Duk-Il
Yoon, Duk-Il
Senior Vice President
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

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TABLE OF CONTENTS

I.	Overview	4

II.	Business	10

III.	Financial Statements	35

IV.	Corporate Governance and Company Affiliates	39

Attachment:	Independent Auditors’ Review Report (Consolidated and Separate)

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business

(1) Production and sale of crude steel and stainless steel products

(2) Port/harbor loading/unloading, warehousing and packaging

(3) Management of professional athletic organizations

(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses

(5) Real property lease business

(6) Public energy services and distribution system

(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources

(8) Educational services and other incidental services

(9) Production and sale of non-ferrous metals

(10) Technology license sales and engineering business

(11) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B.	POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO Daewoo Corporation, POSCO ICT, POSCO CHEMTECH, POSCO M-TECH, MegaAsset Co., Ltd., Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSMATE, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION CO., LTD., POSCO Research Institute, POSCO A&C, Poscoene, POSCO Processing&Service, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., METAPOLIS Co., Ltd., POSCO-TERMINAL Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, BLUE O&M Co., Ltd., POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSPOWER CO., LTD., Songdo POSCO Family Housing, HOTEL LAONZENA CO., LTD., POSCO Group University, POSCO PLANTEC Co., Ltd., POSCO E&C Songdo International Building, POCA STEM Co., Ltd.

4

(a)	Changes in Companies Belonging to the Business Group

•	Inclusion of the Business Group: POCA STEM Co., Ltd. (March 22, 2017)

•	Exclusion of the Business Group: POSCO ENGINEERING CO., Ltd. (March 23, 2017)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A.	Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam -do, Korea

(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

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(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates five overseas offices as follows:

United Arab Emirates (Dubai), Iran(Teheran), European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Australia (Perth), Argentina (Jujuy), and Russia (Moscow).

(3)	Major Changes in the Board of Directors (as of March 10, 2017)

(a)	Inside Directors

•	New members : Chang, In-Hwa, Yu, Seong (1 year)

•	Reelected members : Kwon, Oh-Joon (3 years), Oh, In-Hwan, Choi, Jeong-Woo (1 year)

(b)	Outside Directors

•	New members : Chang, Seung-Wha (3 years), Kim, Shin-Bae, Chung, Moon-Ki (2 years)

(c)	Representative Directors

•	Prior to March 10, 2017: Kwon, Oh-Joon, and Kim, Jin-Il

•	As of March 10, 2017: Kwon, Oh-Joon, Oh, In-Hwan, and Choi, Jeong-Woo

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, and July 12, 2017)

B.	Merger, Acquisition and Handover of Businesses

(1)	Small scale merger of POSHIMETAL Co., Ltd into POSCO was completed on March 15, 2016

•	Date of merger : March 1, 2016

(2)	Small scale merger of POSCO Green Gas Technology into POSCO was completed on May 16, 2016

•	Date of merger : May 1, 2016

The purpose of both mergers is to enhance the shareholders’ value by increasing operational efficiency and creating synergies between businesses.

POSCO holds a 100% stake in POSHIMETAL Co., Ltd. and a 100% stake in POSCO Green Gas Technology. For both small scale mergers, the merger ratio is 1:0 and POSCO does not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

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C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of June 30, 2017)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

					(As of June 30, 2017)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,189,170	—	1,004	—	7,188,166
Special Money Trust		—	—	—	—	—

Total		7,189,170	—	1,004	—	7,188,166

*	Beginning Balance: as of December 31, 2016

Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks were delegated to the Executive Management Committee.

On January 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 110 treasury stocks was completed on January 20, 2016.

On April 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 433 treasury stocks was completed on April 20, 2016.

On July 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 160 treasury stocks was completed on July 20, 2016.

On October 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 1,314 treasury stocks was completed on October 20, 2016.

On January 23, 2017, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 30 treasury stocks was completed on January 24, 2017.

On April 18, 2017, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 974 treasury stocks was completed on April 19, 2017.

Changes after June 30, 2017

On July 18, 2017, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 160 treasury stocks was completed on July 19, 2017.

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5. Voting Rights

		(As of June 30, 2017)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,188,166	*Treasury Stock 7,188,166 shares
(3) Shares with Voting Rights	79,998,669	—

6. Earnings and Dividend

			(In millions of KRW)
	2017 1H (January 1, 2017 ~ June 30, 2017)	2016	2015
(Consolidated) Net Profit	1,363,737	1,363,310	180,647
Earnings per Share (KRW)	16,843	16,627	1,845
Cash Dividend Paid	239,995	639,978	639,961
(Consolidated) Pay-out Ratio (%)	17.6	46.9	354.3
Dividend per Share (KRW)	3,000	8,000	8,000
Dividend Yield (%)	1.1	3.1	4.5

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments;

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

					(In millions of KRW)
Category	2017 1H (January 1, 2017 ~ June 30, 2017)		2016		2015
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	14,770,398	1,746,998	26,844,154	2,946,533	28,292,824	1,875,891
Trading	10,586,338	179,660	16,774,078	249,196	18,315,487	191,800
Engineering & Construction	3,347,704	260,441	6,768,348	(514,561)	8,515,780	265,891
Others	1,317,148	156,979	2,696,933	163,157	3,068,254	76,461

Total	30,021,588	2,344,078	53,083,513	2,844,325	58,192,345	2,410,043

2. Current Situation

1) Steel

A. Domestic Market Share

							(Millions of Tons, %)
Category	2017 1H (January 1, 2017 ~ June 30, 2017)		2016		2015		2014
	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	34.7	100	69.7	100	69.7	100	71.5	100
POSCO	17.9	51.6	37.5	53.8	38.0	54.5	37.7	52.7
Others	16.8	48.4	32.2	46.2	31.7	45.5	33.8	47.3

Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

1)	Establishment of Steelworks in India

(a)	Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(1-1) Development of Iron Ore Captive Mines

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	Orissa State Government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa State Government for further consideration. (July, 2007)

(d)	Orissa State Government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(f)	Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(g)	Indian Supreme Court ordered to nullify judgment of the Orissa High Court regarding the right to explore the iron ore mines in the region of Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(h)	The project was temporarily suspended because India Government announced an Administrative Order of the auction system for assignment of mine. (January, 2015)

(1-2) Establishment of Steelworks

(a)	Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	Indian Supreme Court granted the transformation of the forest land on the steel mill construction site. (August, 2008)

(d)	Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

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(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(m)	Ministry of Environment and Forest of the Indian central government approved to gain environmental license for building the steel mill (January, 2014)

(2)	Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(e)	Receiving electrical power (July, 2015)

(f)	Construction completed and production of slabs commenced (June, 2016)

(3)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Acquisition of the Land Use Rights (June, 2014)

(d)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

(e)	Electric generation work commenced (July, 2015)

(f)	Test run of operation (December, 2015)

(g)	Construction of Continuous Galvanizing Line completed (June, 2016)

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(4)	Establishment of No.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

(b)	Construction of a steelwork with an annual capacity of 0.5 million tons commenced (September, 2015)

(c)	Steel-frame work commenced (January, 2016)

(d)	Electric generation work commenced (May, 2016)

(e)	Test run of operation (December, 2016)

(5)	Increase capability of non-oriented electrical steel at Pohang Works

(a)	Board of Directors resolved to increase capability of non-oriented electrical steel at Pohang Works (May, 2015)

(b)	Construction of a steelwork with an annual capacity of 0.1 million tons commenced (March, 2016)

(c)	Electric generation work commenced (September, 2016)

(d)	Test run of operation (December, 2016)

(e)	Construction completed (February, 2017)

(6)	Joint venture with Chongqing Iron and Steel (Group) Company Limited in China

(a)	Board of Directors resolved to invest in JV with Chongqing Iron and Steel (January, 2016)

(b)	Execution of JV Agreements (April, 2016) – Construction of Steel mills for 1) cold rolled steel products and 2) plated steel products (June, 2016)

2) Trading

A. Market Share

			(Millions of Dollars)
Category	2017.1H	2016.1H	Growth rate
All Trading Companies in Korea	279,301	241,212	15.8%
POSCO Daewoo	3,506	2,837	23.6%

Source: Korea International Trade Association

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B. Summary and Prospect of New Businesses

POSCO Daewoo Corporation (“POSCO Daewoo”) is playing a leading role in Korean export industry as the number one trading company based on its wide range of trading network worldwide including about 100 overseas trading subsidiaries, overseas branches and representative offices through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, POSCO Daewoo is making tangible progress in resource development through Myanmar gas field. POSCO Daewoo has newly entered into the food and forestry development business to secure the future food resources and green energy resources. POSCO Daewoo will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established in February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

POSCO ENGINEERING CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. In December 2016, POSCO ENGINEERING CO., LTD. entered into an agreement of merger with its parent company, POSCO Engineering & Construction Co. Ltd., to create synergies in an increasingly competitive construction industry through complementary cooperation between the companies.

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea. POSCO ENERGY started its fuel cell business in 2007 and continuously develops, manufactures and provides the operation and management services for fuel cell plants globally.

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B. POSCO ICT

POSCO ICT is established in November, 1989 for the purpose of providing services in software development, data processing, and info-communications business. It has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. POSCO ICT has provided total solution to overseas existing steel mills and other solution systems through application of optimal information technology. Currently, POSCO ICT applies its developed ICT technology at Smart Factory by applying the industrial IoT and big data at industrial sites. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries, in areas such as smart factory, smart IT, energy, SOC (railroad/transportation), and environment. POSCO ICT will continue to support to strengthen the core business of POSCO Group and enhance its business competency globally.

C. POSCO CHEMTECH

POSCO CHEMTECH, founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMTECH provides refractories to a wide range of industries including steel, cement, and glass companies. POSCO CHEMTECH is currently expanding its comprehensive chemical and carbon material business in the secondary cell, anode materials and needle coke graphites.

D. POSCO M-TECH

POSCO M-TECH started its operation in 1973 as a specialized supplier of steel supplementary materials, including aluminum deoxidizers and molybdenum and steel products packagings. POSCO M-TECH expanded its ferro/nonferrous alloy refining business through consigned operation and management of the magnesium plants, ferrosilicon plants, Fe power plants and FeMn plants. POSCO M-TECH makes its utmost efforts to stronghold its ground as a steel packaging and up-stream material-specialized company.

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3. Key Products

A. Sales of Key Products

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	38,882	16.30
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	83,041	34.81
	Stainless Steel Products	Western tableware, etc.	50,391	21.12
	By-Product	Plates, Wire rods, etc.	66,256	27.77
	Gross Sum		238,570	100.00
	Deduction of Internal Trade		(90,866)	—

	Sub Total		147,704	—

Trading	Steel, Metal		140,997	78.92
	Chemical, Strategic Item, Energy		5,518	3.09
	Others		32,132	17.99
	Gross Sum		178,647	100.00
	Deduction of Internal Trade		(72,783)	—

	Sub Total		105,864	—

Engineering & Construction	Domestic Construction	Architecture	14,742	41.58
		Plant	3,720	10.49
		Civil Engineering	3,329	9.39
	Overseas Construction		7,678	21.66
	Owned Construction		3,667	10.34
	Others		2,319	6.54
	Gross Sum		35,455	100.00
	Deduction of Internal Trade		(1,978)	—

	Sub Total		33,477	—

Others	Electricity Sales, etc.		25,339	100.00
	Deduction of Internal Trade		(12,168)	—

	Sub Total		13,171	—

	Total Sum		300,216	—

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B. Price Fluctuation Trend of Key Products

			(In thousands of KRW/ Tons, kWh)
Business Area	Products	2017 1H (January 1, 2017 ~ June 30, 2017)	2016	2015
Steel	Hot-rolled Product (HR)	638	510	553
	Cold-rolled Product (CR)	783	677	719
Others	Electric Power	94	86	105
	Lime	107	113	117

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2) Factors of Price Fluctuations

The price for steel products has increased during the first half of 2017 primarily due to an increase in the price of raw materials in the second half of 2016.

[Others]

(1) Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	56,864(44.0%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	41,535(32.2%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	30,799(23.8%)	Nickel, Ferrochrome, STS Scrap Iron, etc.

Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,053(18.4%)
		Steel Pile	Foundation of Structure	50(0.9%)
		Steel Reinforcement	Strengthening Concrete	841(14.7%)
		Cable	Electricity Transfer	6(0.1%)
		Others	Construction of Pipe and Structure etc.	3,762(65.9%)

Others	Raw Materials	LNG	Material for Power Generation	4,150(42.4%)
		Limestone	Production of Lime	497(5.1%)
		Others	Engineering business etc.	5,146(52.5%)

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B. Price Fluctuation Trend of Major Raw Materials

			(In thousands of KRW)
Business Area	Category	2017 1H (January 1, 2017 ~June 30, 2017)	2016	2015
Steel	Iron Ore(per ton)	85	68	63
	Coal(per ton)	274	133	116
	Scrap Iron(per ton)	315	262	274
	Nickel(per ton)	11,153	11,151	13,392
Engineering & Construction	Ready-mixed Concrete (per m3)	61	61	59
	Steel Pile (per m)	45	49	39
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0
Others	LNG (per ton)	675	592	760
	Lime (per ton)	19	20	20

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[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore

										(In US Dollars/Tons)
	‘17 2Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	’15 2Q	‘15 1Q	‘14 4Q	‘14 3Q
Trend of International Benchmark Price (Free On Board, “FOB”)	57	79	65	53	51	45	42	49	54	58	66	82

(2) Coal

										(In US Dollars/Tons)
	‘172Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q
Trend of International Benchmark Price (FOB)	191	285	200	92.5	84	81	89	93	109.5	117	119	120

(3) Scrap Iron

										(In US Dollars/Tons)
	‘17 2Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q
Trend of Purchase Price (Cost and Freight, “CFR”)	268	284	253	227	235	187	219	225	256	268	331	376

(4) Nickel

	‘17 2Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	15 2Q	‘15 1Q	‘14 4Q	‘14 3Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 4.18/lb USD 9,225/ton	USD 4.66/lb USD 10,271/ton	USD 4.90/lb USD 10,810/ton	USD 4.66/lb USD 10,265/ton	USD 4.00/lb USD 8,823/ton	USD 3.86/lb USD 8,499/ton	USD 4.28/lb USD 9,437/ton	USD 4.79/lb USD 10,561/ton	USD 5.90/lb USD 13,008/ton	USD 6.50/lb USD 14,338/ton	USD 7.17/lb USD 15,799/ton	USD 8.43/lb USD 18,576/ton

20

[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation

Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPS400 406.4x7.9T

Steel Reinforcement	High Tensile Deformed Bar SD40 D10

Cable	TFR-CV, 0.6/1KV, 2.5SQ, 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

*	Electricity price is affected by the raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

21

5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2017 1H (January 1, 2017 ~ June 30, 2017)	2016	2015
Steel	Crude Steel	24,171	47,590	47,610

[Others]

	(Electric Power-MW per year, Lime-Thousands of Tons per year)
Business Area	Products		2017 1H (January 1, 2017 ~ June 30, 2017)	2016	2015
		Inchon	3,412	3,412	3,412
Power Generation	Electric Power	Gwangyang	284	284	284
		Pohang	290	290	290
Lime	Lime		1,086	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

				(Thousands of Tons)
Products		2017 1H (January 1, 2017 ~ June 30, 2017)	2016	2015
Crude Steel		17,882	42,199	42,027
Products	Hot-Rolled Products	4,222	10,560	9,399
	Plate	2,578	6,429	6,471
	Wire Rod	1,405	2,803	2,771
	Pickled-Oiled Steel Sheets	1,476	3,022	2,816
	Cold-Rolled Products	4,535	8,462	9,219
	Coated Steel	3,125	6,510	6,170
	Electrical Steel	540	1,080	1,170
	Stainless Steel	1,321	2,571	2,401
	Others	1,219	4,327	3,775
	Total	20,421	45,764	44,192

 The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

22

(2) Capacity Utilization Rate for the for the first half of fiscal year of 2017

				(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	21,021	17,882	85.1%
	Zhangjiagang Pohang Stainless Steel	550	593	107.8%
	PT.KRAKATAU POSCO	1,500	1,454	96.9%
	POSCO SS-VINA	550	428	77.8%

	Total	23,621	20,357	86.2%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

				(Gwh, Thousands of Tons)
Business Area	Products	2017 1H (January 1, 2017 ~ June 30, 2017)	2016	2015
Power Generation	Electric Power	6,622	15,362	15,754
Lime	Lime	1,154	2,472	2,437

(2) Capacity Utilization Rate for the first half of fiscal year of 2017

			(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
Power Generation	Electric Power	Inchon	4,344	1,961	45.1%
		Gwangyang	4,344	3,843	88.5%
		Pohang	4,344	3,108	71.5%
Lime	Lime		1,086	1,154	106.3%

23

C. Production Facilities

[Land]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,125,327	12,805	(150,539)	—	1,987,593
Trade	27,221	116,258	(869)	—	142,610
Engineering & Construction	40,467	670	(14,838)	—	26,299
Others	408,193	4,443	(10,996)	—	401,640

[Building]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	4,313,396	212,285	(267,434)	(157,593)	4,100,654
Trade	92,227	127,401	(38,097)	(2,539)	178,992
Engineering & Construction	104,816	358,800	(361,841)	(2,646)	99,129
Others	485,192	8,163	(10,655)	(12,934)	469,766

[Structures]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,631,013	84,119	(63,535)	(97,586)	2,554,011
Trade	1,765	31,436	(11,783)	(358)	21,060
Engineering & Construction	49,082	171	(498)	(900)	47,855
Others	226,620	1,685	(4,186)	(7,671)	216,448

[Machinery and Equipments]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	17,570,993	1,917,785	(1,179,207)	(1,001,926)	17,307,645
Trade	278,206	330,554	(187,602)	(14,584)	406,574
Engineering & Construction	26,909	4,516	(17,812)	(1,446)	12,167
Others	2,442,283	23,421	(34,152)	(77,257)	2,354,295

24

[Vehicles]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	28,916	11,331	(8,983)	(6,743)	24,521
Trade	4,651	5,041	(3,691)	(714)	5,287
Engineering & Construction	8,090	5,170	(4,061)	(606)	8,593
Others	5,042	1,502	(1,393)	(961)	4,190

[Tools and Fixtures]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	58,887	57,697	(58,076)	(10,419)	48,089
Trade	1,555	49,020	(39,575)	(1,489)	9,511
Engineering & Construction	1,327	4,251	(3,853)	(381)	1,344
Others	9,611	1,557	(818)	(2,237)	8,113

[Equipment]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	81,636	38,340	(34,415)	(13,954)	71,607
Trade	13,171	15,442	(13,370)	(2,013)	13,230
Engineering & Construction	6,264	33,762	(33,422)	(1,688)	4,916
Others	31,335	10,142	(3,255)	(6,713)	31,509

[Financial Lease Assets]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	92,142	87	(7,718)	(3,059)	81,452
Trade	17,736	7,307	(1,045)	(1,668)	22,330
Engineering & Construction	1,152	4,668	(1,038)	(376)	4,406
Others	47,983	—	(2)	(2,239)	45,742

[Biological Assets]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	—	55,533	—	(3,258)	52,275
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

25

[Assets under Construction]		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,009,648	806,956	(1,275,603)	—	1,541,001
Trade	404,989	101,856	(145,908)	—	360,937
Engineering & Construction	17,888	28,163	(2,774)	—	43,277
Others	104,607	72,533	(42,771)	—	134,369

26

(2) Major Capital Expenditures

(a)	Investments under Construction

[Steel]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO		April, 2014 ~ September, 2017	Establishment of SNG Plant	11,940	11,704	236
	Expansion/ Establishment	December, 2015 ~ December, 2017	P) Installation of the LICC Continuous Casting Machine	656	214	442
		July, 2008 ~ May, 2020	P, G) Expansion of the Capacity of the Raw Material Treatment Facilities, etc.	17,013	6,403	10,610
POSCO COATED & COLOR STEEL Co., Ltd.	Establishment	March, 2017 ~ December, 2018	Installation of no.4 CCL	390	3	387
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	Establishment	April, 2016 ~July, 2017	Establishment of no.2 Wire rod processing facility	238	203	35
Chongqing POSCO CISL Automotive Steel Co., Ltd.	Establishment	July, 2016 ~ August, 2018	Installation of no.1 CGL	2,337	450	1,887

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Trade]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT.BIO Inti Agrindo	Expansion	December, 2014 ~ March, 2017	CPO Mill	385	163	222

27

[Others]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Expansion	January, 2017 ~ March, 2017	Expansion of Smart Management Server For Smart Management Operation Efficiency	251	102	149
POSCO-TERMINAL Co., Ltd.	Expansion	January, 2016 ~December, 2017	Investment in Silo	616	417	199
POSCO ES MATERIALS	Expansion	December, 2016 ~ September, 2017	Investment in production line of cathode materials for secondary battery	321	279	42

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b)	Future Investment Plans

				(In hundred millions of KRW)
				Planned Investments
Business	Company	Project		2017	2018	2019
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	1,089	5,673	10,492
			Capacity Increase	—	80	900
	POSCO Thainox Public Company Limited	Expansion, Renovation and Replacement of Existing Facilities	Manufacture Process	40	46	39
	POSCO SS VINA CO., LTD..	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	—	70	116
Trade	POSCO Daewoo Corporation	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	28	80	114
Others	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities	Investment in Smart IT business	247	122	—
			Discover new business opportunities-	48	68	—
	POSMATE	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	51	71	98

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

28

6. Product Sales

[Steel]				(In hundred millions of KRW)
Items		2017 1H (January 1, 2017 ~ June 30, 2017)	2016	2015
Domestic	Hot-Rolled Products	21,089	33,178	30,799
	Cold-Rolled Products	19,588	34,869	38,418
	Stainless Steel	12,637	22,733	22,365
	Others	31,787	69,133	79,113
Export	Hot-Rolled Products	17,793	36,143	41,505
	Cold-Rolled Products	63,453	109,514	100,565
	Stainless Steel	37,754	69,535	71,530
	Others	34,469	53,957	64,073
Total	Gross Sum	238,570	429,062	448,368
	Internal Transaction	(90,866)	(160,620)	(165,440)

	Total	147,704	268,442	282,928

[Trading]				(In hundred millions of KRW)
Items		2017 1H (January 1, 2017 ~ June 30, 2017)	2016	2015
Domestic	Merchandise	9,746	6,026	6,833
	Product	—	—	—
	Others	610	397	244
Export	Merchandise	42,469	74,529	81,379
	Product	372	126	57
	Others	548	498	606
Trades among Korea, China & Japan		124,902	180,956	182,625
Gross Sum		178,647	270,075	264,201
Internal Transaction		(72,783)	(86,920)	(96,460)

Total		105,864	183,155	167,741

29

[Engineering & Construction]	(In hundred millions of KRW)
Items	2017 1H (January 1, 2017 ~ June 30, 2017)	2016	2015
Construction Contract Revenue	Domestic	Architecture	14,742	24,964	25,302
Plant	3,720	14,104	15,381
Civil Engineering	3,329	6,699	8,653
Overseas	7,678	15,951	39,001
Own Construction	3,667	6,048	7,187
Other Subsidiary company sales	2,319	7,054	3,154
Gross Sum	35,455	74,820	98,678
Internal Transaction	(1,978)	(7,137)	(13,521)

Total	33,477	67,683	85,157

[Others]	(In hundred millions of KRW)
Items	2017 1H (January 1, 2017 ~ June 30, 2017)	2016	2015
Electric Power	13,171	26,970	30,683

7. Derivatives

We utilize derivatives contracts to hedge the exchange rate risk and interest rate risk, and we also possess other option contracts. As of June 30, 2017, we had derivatives assets of KRW 56,785 million and derivatives liabilities of KRW 73,088 million related to forward exchanges, currency swaps, interest rate swaps, and others. During the six months ended June 30, 2017, we recognized KRW 2,797 million of net gains on derivatives transactions and KRW 80,697 million of net losses on valuation of derivatives related to the above-mentioned derivatives contracts.

30

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.

	Sales of shares in POSCO Specialty Steel Co., Ltd.	March, 2015	POSCO entered into a contract to sell its 52.3% interest in the total outstanding common stocks of POSCO Specialty Steel Co., Ltd. to SeAH Besteel Corp., Shinyoung Securities Co., Ltd., and Shinhan Investment Corp, which amounts to approximately KRW 418.5 billion.
	Sales of shares in POSCO ENGINEERING & CONSTRUCTION	June, 2015

- POSCO entered into a contract to sell its 38% interest in the total outstanding common stocks of POSCO Engineering & Construction Co., Ltd. to Public Investment Fund of the Ministry of Finance in Saudi Arabia(PIF) for the (i) sale of POSCO’s common stock (10,802,850 shares) in POSCO E&C to PIF, and (ii) POSCO E&C’s issuance and sale of new shares of common stock (5,083,694 shares) to PIF

- Sale of shares of POSCO E&C to PIF was completed (September 30).

	Small scale merger with POSHIMETAL Co.,Ltd.	December, 2015

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSHIMETAL Co.,Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger(expected): May 16, 2016

	Investment into the joint venture with Chongqing Iron and Steel (Group) Co. Ltd. in China	April, 2016

1) Purpose: JV investment to expand sales of automotive steel sheets in the southwest China

2) Information: POSCO and Chongqing Iron & Steel Co. signed an agreement to set up two steel mill joint ventures in Chongqing. POSCO will hold 10% stake in the investment of producing high-strength cold-rolled sheets and hold 51% stake in the investment of producing automotive steel sheets

3) Conclusion of a contract: April 6, 2016

POSCO DAEWOO CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1) Contract Parties

- Seller: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

- Buyer: China National United Oil Company (“CNUOC”)

2) Signed Date: December 24, 2008

3) Summary of the GSPA

- Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

- Gas production period is expected to be approximately 30 years.

- Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4) Remarks

- CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

- Related Public Announcements: December 26, 2008; December 3, 2008; June 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

31

	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc.)	August, 2009

1) Total Investment: KRW 2,095,727,800,000

2) Purpose of Investment: construction of new facilities for gas production, processing and transportation

3) Total Period of Investment: October 1, 2009 ~ September 30, 2014

4) Remarks

- Location: the north-western offshore and onshore in Myanmar

- Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

- Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period:
50,000ft3/day

- The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

- Main business areas: Upstream offshore business (offshore platform, subsea system),
Middle stream offshore business (gas pipeline, onshore gas terminal)

- Participants: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil
and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation
(8.5%)

	Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1) Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2) Other information

-The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo
Cement (Shandong) Company Limited will be made when such information is available.

- The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the
book value of all of the shares of Daewoo Cement (Shandong) Company Limited was
KRW 41,600 million under the K-IFRS.

- The official sale date of all of the shares of Daewoo Cement (Shandong) Company
Limited has not been determined; actual sale date of all of the shares of Daewoo
Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

- Sale agreement can be nullified when condition precedents of the contract (i.e.
government approvals, etc) are not satisfied.

	Sale of Kyobo Life Insurance Co., Ltd. stake	August, 2012

1) Purpose of the sale was to strengthen financial structure and secure the core investment plan

2) Other information

- The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400 million on August 8, 2012.

	Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	July, 2013

1) Building

- Name: NEATT (North East Asia Trade Tower)

- Location: Songdo, Incheon, Korea

2) Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3) Closing Date: July 31, 2014 (tentative)

4) Miscellaneous

- Building is expected to be purchased by Daewoo International (60%) and POSCO
E&C (40%)

	Small scale merger with Steel segment after spinoff from POSCO Processing &Service	November, 2016

1) Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2) Information: POSCO Daewoo merges with the steel segment and others of POSCO P&S at the merger ratio of 1: 0.4387662, after the spinoff from POSCO P&S

3) Conclusion of a contract: November 4, 2016

4) Date of merger: March 1, 2017

5) Registration of merger: March 2, 2017

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November, 2016

1) Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2) Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3) Conclusion of a contract: November 23, 2016

4) Date of merger: February 1, 2017

5) Registration of merger: February 14, 2017

32

POSCO ENERGY	Agreement of stock acquisition	June, 2014

1) Contract Parties: TONGYANG Cement & Energy Corp., TONGYANG Leisure, and TONGYANG Inc.

2) Signed Date : June 25, 2014

3) Amount : KRW 431,093 million

4) Purpose : Agreement of stock acquisition in order to acquire 100% stake of TONGYANG Power

	Contract on Off-gas Power Plant	February, 2015

1) Contract Parties: Purchaser of electric power (Korea Electric Power Corp. etc.)

2) Signed Date : February 26, 2015

3) Information: Contract of adjusting difference of time-based electric power price between a purchaser of electric power and a power producer

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company		Organization
Steel	POSCO	POSCO’s Relevant Departments	Technical Research Laboratory
Engineering Solution Center
Pohang Research Laboratory
Gwangyang Research Laboratory
Steel Solution Center
Steel Planning Department
New Business Planning Department
Environment, Energy, Social responsibility Department
	POSCO COATED & COLOR STEEL		R&D Center
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group
	POSCO Thainox Public Company Ltd.		Product Testing Laboratory(LAB) Team
Trading	POSCO Daewoo Corporation		Electric Power Train Development Group
Stainless Quality Technology Group
Engineering & Construction	POSCO Engineering & Construction		R&D Center
	POSCO A&C		R&D Center
Others	POSCO ENERGY		Technology Strategy Department, Fuel Cell Department
	POSCO ICT		R&D Center
	POSCO CHEMTECH		R&D Center, Cathode Material Research Department
	POSCO M-TECH CO., LTD.		R&D Center
	PNR CO., Ltd.		Quality Innovation Department
	POSCO ESM		R&D Center

33

B. R&D Expenses for the first half of fiscal year of 2017

					(In millions of KRW)
Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	34,894	998	1,580	12,906	50,378
Manufacturing Cost	158,169	—	174	1,533	159,876
R&D Cost (Intangible Assets)	9,414	(1)	(7)	3,524	12,930

Total	202,477	997	1,747	17,963	223,184

R&D/Sales Ratio	1.37%	0.01%	0.05%	1.36%	0.74%

34

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years of 2015, 2016 and the First Half of 2017

	(In millions of KRW)
Account	2017 1H (January 1, 2017 ~June 30, 2017)	2016	2015
[Current Assets]	29,876,234	29,303,834	29,180,889
Cash & Cash equivalents	2,897,024	2,447,619	4,870,185
Other Receivables, net	1,970,865	1,539,742	1,679,879
Other Short-term Financial Assets	4,665,912	5,224,911	3,910,387
Accounts Receivables, net	9,701,847	9,786,927	9,595,935
Inventories	9,711,675	9,051,721	8,225,205
Other Current Assets	928,911	1,252,914	899,298
[Non-current Assets]	49,632,139	50,459,161	51,227,870
Other Receivables, net	833,212	762,912	863,258
Other Long-term Financial Assets	2,732,610	2,657,692	2,341,460
Investments in Associates and Joint Ventures	3,667,502	3,882,389	3,945,333
Tangible Assets, net	32,843,437	33,770,339	34,522,855
Good Will & Other Intangible Assets, net	6,092,435	6,088,729	6,405,754
Other Non-current Assets	3,462,943	3,297,100	3,149,210

Total Assets	79,508,373	79,762,995	80,408,759

[Current Liabilities]	18,962,641	18,915,396	20,130,926
[Non-current Liabilities]	13,653,598	15,009,204	15,207,611

Total Liabilities	32,616,239	33,924,600	35,338,537

[Controlling Interest]	43,120,168	42,373,438	41,235,350
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,401,572	1,397,791	1,383,623
Hybrid bond	996,919	996,919	996,919

35

Retained Earnings	41,925,527	41,173,778	40,501,059
Other Controlling Interest	(1,686,253)	(1,677,453)	(2,128,654)
[Minority Interest]	3,771,966	3,464,957	3,834,872
Total Shareholders’ Equity	46,892,134	45,838,395	45,070,222

Total Sales	30,021,588	53,083,513	58,192,345

Operating Income	2,344,078	2,844,325	2,410,043
Consolidated Net Profit	1,506,938	1,048,169	(96,181)
[Controlling Interest]	1,363,737	1,363,310	180,647
[Minority Interest]	143,201	(315,141)	(276,828)
Consolidated Total Comprehensive Income	1,490,829	1,502,416	(258,311)
[Controlling Interest]	1,348,069	1,822,533	33,016
[Minority Interest]	142,760	(320,117)	(291,327)
Earnings Per Share	16,843	16,627	1,845
Number of Consolidated Companies	183	199	214

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Interim Financial Statements

Refer to the attached Condensed Consolidated Interim Financial Statements for the Condensed Consolidated Interim Statements of Financial Position as of June 30, 2017, Condensed Consolidated Interim Statements of Comprehensive Income (loss), Condensed Consolidated Interim Statements of Changes in Equity, Condensed Consolidated Interim Statements of Cash Flows for the six-month period ended June 30, 2017, and Notes

36

2. Separate Financial Statements

A. Summary of Fiscal Years of 2015, 2016 and the First Half of 2017

	(In millions of KRW)
Account	2017 1H (January 1, 2017 ~June 30, 2017)	2016	2015
[Current Assets]	12,424,003	11,732,676	11,427,639
Cash & Cash equivalents	418,273	120,529	1,634,106
Trade Accounts & Notes Receivable(net)	3,577,626	3,216,209	2,740,104
Other Receivables, net	369,468	246,061	246,431
Other Short-term Financial Assets	3,744,657	4,130,963	3,326,012
Inventories	4,274,774	3,995,291	3,427,011
Other Current Assets	39,205	23,623	53,975
[Non-current Assets]	40,243,343	40,323,077	39,881,770
Other Receivables, net	84,480	87,669	93,757
Other Long-term Financial Assets	2,219,690	2,145,570	1,804,374
Investments in Subsidiaries, Associates, and Joint Ventures	15,256,058	15,031,385	15,737,287
Tangible Assets, net	21,947,433	22,257,409	21,514,149
Good Will & Other Intangible Assets, net	502,135	508,890	490,762
Other Non-current Assets	233,547	292,154	241,441

Total Assets	52,667,346	52,055,753	51,309,409

[Current Liabilities]	2,360,155	2,697,252	3,817,678
[Non-current Liabilities]	5,009,451	5,029,054	4,466,173

Total Liabilities	7,369,606	7,726,306	8,283,851

[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,156,344	1,156,303	1,247,581
[Hybrid bond]	996,919	996,919	996,919
[Retained Earnings]	43,685,903	42,943,050	41,862,570
[Other Equity]	(1,023,829)	(1,249,228)	(1,563,915)
Total Shareholders’ Equity	45,297,740	44,329,447	43,025,558

Total Sales	14,201,796	24,324,933	25,607,221

Operating Income	1,380,426	2,635,337	2,238,249
Net Income	1,348,801	1,785,046	1,318,271
Earnings per share(KRW)	16,657	21,899	16,067

37

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

C. Separate Interim Financial Statements

Refer to the attached Condensed Separate Interim Financial Statements for the Condensed Separate Interim Statements of Financial Position as of June 30, 2017, Condensed Separate Interim Statements of Comprehensive Income (loss), Condensed Separate Interim Statements of Changes in Equity, Condensed Separate Interim Statements of Cash Flows for the six-month period ended June 30, 2017, and Notes.

38

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1.	Overview of Corporate Governance

A.	Board of Directors

(1)	Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and seven directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a General Meeting of Shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

39

Composition of the Special Committees under the Board of Directors and their Functions (as of June 30, 2017)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Myung-Woo (Chairman) Kim, Shin-Bae Chang, Seung-Wha Choi, Jeong-Woo

•    Reviews the qualifications of potential candidates for Directors

•    Proposes nominees for the Outside Directors

•    Advances the nomination process for the CEO among the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Shin, Chae Chol (Chairman) Kim, Joo-Hyun Kim, Shin-Bae Chung, Moon-Ki	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Lee, Myung-Woo (Chairman) Shin, Chae Chol Bahk, Byong-Won Oh, In-Hwan Chang, In-Hwa

•    Advances deliberation of new investments in other companies

•    Revises the internal regulations regarding the operation of the Board of Directors

•    Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Kim, Joo-Hyun (Chairman) Chung, Moon-Ki Chang, Seung-Wha

•    Audits the accounting system and business operations

•    Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Kim, Joo-Hyun (Chairman) Chung, Moon-Ki Chang, Seung-Wha

•    Reviews matters related to the internal transactions under the MRFTA.-Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•    Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Oh, In-Hwan Choi, Jeong-Woo Chang, In-Hwa, Yu, Seong

•    Oversees decisions with respect to our operational and management matters

•    Reviews management’s proposal for new strategic initiatives

•    Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•    Reviews and revises work and welfare policies

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

40

(3)	List of Outside Directors (as of June 30, 2017)

Name	Experience	Relation with Majority Shareholder	Remarks
Bahk, Byong-Won	• (Present) Chairman , Korea Employer’s Federation • President, National Happiness Fund • Chairman, Korea Federation Bank	None	Chairman of Board of Directors
Shin, Chae-Chol	• President and Representative Director, LG CNS • President and Representative Director, IBM Korea	None
Lee, Myoung-Woo	• (Present) President and Representative Director, Dongwon Industry • Vice Chairman, Iriver • CEO and Representative Director, SONY Korea	None
Kim, Joo-Hyun	• (Present) President, Financial News • Head of Korea Institute of Future, Kookmin University • President&CEO and Head of Business Strategy Division, Hyundai Research Institute	None
Kim, Shin-Bae	• (Present) Advisor, DAERYOOK & AJU Law Firm • Vice Chairman, SK Group • President and CEO, SK Telecom	None
Chung, Moon-Ki	• (Present) Associate Professor in Accounting, Sungkyunkwan University • Partner and Chief Quality Officer, Samil PwC • Committee Member, Accounting Review Committee of Financial Supervisory Service	None
Chang, Seung-Wha	• (Present) Professor of Law, Seoul National University • (Present) Member, International Chamber of Commerce(ICC) Court of Arbitration • Appellate Body Member, World Trade Organization(WTO)	None

(4)	List of Key Activities of the Board of Directors (January 1, 2017 ~ August 14, 2017)

Session	Date	Agenda	Approval
2017-1	January 25

1. Approval of the financial statements for the 49th fiscal year and the convocation schedule for the 49th General Meeting of Shareholders

2. Recommendation of a candidate for the Inside Director position (Candidate for the Chief Executive Officer)

All 2 Cases Approved

2017-2	February 17	1. Agenda for the 49th General Meeting of Shareholders 2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)	All 2 Cases Approved

2017-3	March 10

1. Appointment of the Chairman of the Board of Directors

2. Appointment of the Special Committee Members

3. Appointment of the Chief Executive Officer

4. Designation of Representative Directors and presenting positions to Inside Directors

All 4 Cases Approved

2017-4	May 12

1. Disposal of the investment purpose available-for-sale stocks

2. Dividend policy and declaration of first quarter dividend for the fiscal year of 2017*

3. Disposal of shares of POSCO Thainox

4. Contribution to POSCO Educational Foundation

5. FY 2017 Transaction Plans with affiliates

6. Modification on Directors’ compensation system and performance evaluation

All 6 Cases Approved (*Amended)

2017-5	August 1	1. Declaration of the second quarter dividend for the fiscal year of 2017 2. Improvement of operation of the Board of the Directors* 3. Acquisition of a certain number of a lithium company’s shares	All 3 Cases Approved (*Amended)

41

Major Activities of the Outside Directors on the Board of Directors (January 1, 2017 ~ August 14, 2017)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2017-1	January 25	6 (6)
2017-2	February 17	6 (6)
2017-3	March 10	7 (7)
2017-4	May 12	7 (7)
2017-5	August 1	7 (7)

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2017 ~ March 10, 2017)

Date	Agenda	Approval
February 2, February 15, February 17, 2017	1. Qualification Assessment and Recommendation of Outside Director Candidates	Approved
February 17, 2017	2. Qualification Assessment of Inside Director Candidates(Excluding the candidate for the CEO)	—
March 10, 2017	1. Appointment of Special Committee Members 2. Appointment of the Representative Directors	— —

Major Activities of Director Candidate Recommendation Committee (March 10, 2017~August 14, 2017)

Date	Agenda	Approval
March 10, 2017	1. Appointment of the Chairman of Director Candidate Recommendation Committee	Approved

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2017 ~ August 14, 2017)

Date	Agenda	Approval
January 25, 2017	1. Evaluation of the management result for the fiscal year of 2016	Approved
February 17, 2017	1. Amendment of the limit of the total remuneration for the Directors for the fiscal year of 2017	—
May 12, 2017	1. Modification on Directors’ compensation system and performance evaluation	—

(c)	Major Activities of Finance and Operation Committee (January 1, 2017 ~ August 14, 2017)

Date	Agenda	Approval
May 12, 2017	1. Disposal of the investment purpose available-for-sale stocks 2. Plan for the payment guarantee for NMC 3. Approval of extension of the payment guarantee for POSUK.	— Approved Approved
Aug 1, 2017	1. Improvement of operation of the Board of the Directors 2. Acquisition of a certain number of a lithium company’s shares	— —

42

(d)	Major Activities of Related Party Transaction Committee (January 1, 2017 ~ August 14, 2017)

Date	Agenda	Approval
January 24, 2017	1. Review of and Plan for the operation of the Fair Trading Program	—
February 16, 2017	1. Change in Director for voluntary compliance of Fair Trade	Approved
May 8, 2017	1. Contribution to POSCO Educational Foundation	—
July 17, 2017	1. Review of operation of the Fair Trading Compliance Program for the first half of 2017	—

(e)	Major Activities of Executive Management Committee (January 1, 2017 ~ August 14, 2017)

Session	Date	Agenda	Approval
2017-1	January 23

1. Sale of shares in Dongkuk Industries

2. Disposal of treasury stocks as Employee Award

3. Improvement of waste heat energy recovery for sintering cooling facility #3 in Pohang Works

4. Improvement of Converter flue gas processing facility in #1 Steelmaking Plant in Gwangyang Works

Apporved Apporved Apporved Approved
2017-2	March 16	1. Closure of the shareholders’ registry for dividends for the first quarter of 2017	Approved
2017-3	March 21	1. Phase 2 Sale of automotive steel processing facility	Approved
2017-4	April 18	1. Disposal of treasury stocks as Employee Award 2. Rationalization of FINEX #2 in Pohang Works	Apporved Apporved
2017-5	May 10	1. Disposal of shares of POSCO Thainox	—
2017-6	May 29

1. Implementation of a slab scarfing machine in #3 steel casting line in Pohang Works

2. Stabilizing the structures of #5 coke manufacturing factory in Gwangyang Works

3. Implementation of the enterprise system for processing companies

4. Closure of the shareholders’ registry for dividends for the second quarter of 2017

Apporved Apporved Apporved Apporved
2017-7	June 20

1. R&D investment of the powder inserting process for a convertor

2. Maintenance of a hot stove facility of #2 furnace in Pohang Works

3. Replacement of deteriorated facilities of #1 continuous annealing line in #4 cold roll factory in Gwangyang Works

4. Rationalization of a LNG power generator in Gwangyang Works

Apporved Apporved Apporved Apporved
2017-8	July 18	1. Disposal of treasury stocks for the employee awards 2. Carbon emissions trading.	Apporved Apporved

43

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “(the eation, we areThe Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Kim, Joo-Hyun		Chairman
Chung, Moon-Ki	Satisfies the requirements stipulated in the Articles of Incorporation	—
Chang, Seung-Wha		—

44

(2)	Major Activities of the Audit Committee (Auditors) (January 1, 2017 ~ August 14, 2017)

Session	Date	Agenda	Approval

2017-1	January 24

•  Deliberation Agenda

•  Pre-approval of audit and non-audit services for POSCO P&S

•  Assessment of the Audit Committee

•  Report Agenda

•  Report on the operation of the internal accounting control system for the fiscal year of 2016

•  The result of internal audit for the fiscal year of 2016 and audit plans for the fiscal year of 2017

Approved Approved

2017-2	February 16

•  Deliberation Agenda

•  Approval of designation of the director for the internal audit department

•  Internal audit result for the fiscal year of 2016

•  Assessment of the operation of the internal accounting control system for the fiscal year of 2016

•  Approval of the appointment of the external auditor

•  Report Agenda

•  External audit result for the fiscal year of 2016

Approved Approved Approved Approved

2017-3	March 29

•  Deliberation Agenda

•  Appointment of the Chairman of the Audit Committee

•  Approval of audit and non-audit services for POSCO and its subsidiaries

•  Report Agenda

•  Report on the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2016

Approved Approved

2017-4	April 25

•  Deliberation Agenda

•  Audit report on Form 20-F for the fiscal year 2016

•  Report Agenda

•  Report on the result of operation of the internal accounting control system on a consolidated basis for the fiscal year of 2016

Approved

2017-5	May 8	• Report Agenda • External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2017

2017-6	July 26

•  Report Agenda

•  Internal audit result on the Consolidated Financial Statements for the first half of 2017

•  External auditors’ review result on the Consolidated Financial Statements for the first half of 2017

•  The result of internal audit for the first half of 2017 and audit plans for the sencond half of 2017

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

45

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

	(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	4,390	553	10,000	—
Outside Director	4	151	30		—
Members of the Audit Committee	3	76	25		—

Total	12	4,617	247		—

Payment Period: January 1, 2017 ~June 30, 2017

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

(2)	Individual remuneration amount

•	N/A

(3)	List of Stock Options Presented to the Executives (As of June 30, 2017)

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

46

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2017

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2017, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2017 and 2016, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2017 and 2016 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Emphasis of matter

Without qualifying our opinion, we drew attention to the following key audit matters with related to production-to-order transactions.

Pursuant to “Practical Guide to Korean Standards on Auditing 2016-1”, audit matters related to entities engaged in production-to-order transactions are of significance in our review of the condensed consolidated financial statements, which determination is based on our professional judgment and communications with those charged with governance. These matters were addressed in the context of our review of the condensed consolidated financial statements as of and for the six-month period ended June 30, 2017 as a whole, and we do not provide a separate opinion on these matters.

In addition, as mentioned in “Auditors’ Review Responsibility” section, our responsibility is to issue a report on these condensed interim financial statements based on our reviews in accordance with Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. We have inquired primarily of personnel responsible for financial and accounting matters, and applied analytical and other review procedures on the review matter in connection with production-to-order transactions.

(a) Overview

An overview of key audit matters related to the industry with production-to-order transactions described in this review report is as follows.

Certain subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD. and POSCO ICT are engaged in production-to-order transactions. Sales in relation to production-to-order transactions are approximately 11% of consolidated sales for the six-month period ended June 30, 2017.

When the outcome of a construction contract can be estimated reliably, the Company recognizes contract revenues and contract costs associated with the construction contract as revenue and expenses, respectively, based on the percentage-of-completion method at the end of the reporting period. The percentage-of-completion is calculated based on the ratio of contract costs incurred for work performed to date to estimated total contract costs. The gross amount due from customers for contract work is presented for all contracts in which costs incurred plus recognized profits (less recognized losses) exceeded progress billings. The gross amount due to customers for contract work is presented for all contracts in which progress billings exceed costs incurred plus recognized profits (less recognized losses).

(b) Identification of significant risks and review procedures

We identified the significant risks through discussions with auditors of certain subsidiaries in industry with production-to-order transactions and review of their review documentation of identified significant risks. We also reviewed their review procedures in responding to those significant risks, which were conducted based on their professional judgments. Our procedures include the review of the subsidiary auditors’ review results, inquiries and application of analytical and other procedures on their review results. The identified significant risks and major review procedures for the Company’s production-to-order transactions are as follows:

1) Revenues recognized by the input method

We identified significant risks associated with revenues recognized by the input method. The variation of estimated amounts has significant impact on profit for the six-month period ended June 30, 2017 and future periods because the uncertainty of estimated total contract revenues and costs is high for large-scale development constructions at initial stage, constructions with delays and possibility of being discontinued.

The following review procedures were performed regarding revenues recognized by the input method.

•	Review of appropriateness of accounting treatments in relation to revenue recognition by the input method

•	Obtain and review the contracts for major construction contracts which are newly commenced

•	Analytical review and inquiries of construction progress and significant changes of major construction contracts

•	Analytical review of key financial indicators (contract amounts, estimated costs, ratio of costs, ratio of due from customer for contract work, and others)

2) Uncertainty of estimated total contract costs

Construction contracts are generally performed for long-term duration, and total contract costs are estimated based on future estimated figures such as material costs, labor costs, outsourcing costs and etc. which are expected to be occurred during construction duration. The estimated total contract costs have uncertainty and changed by ~~W~~12,137 million for the six-month period ended June 30, 2017 (see note 26(d) to the consolidated financial statements). We identified significant risks regarding uncertainty of estimated total contract costs based on the impact on profit or loss for the six-month period ended June 30, 2017.

The following review procedures were performed regarding the impact of uncertainty of estimated total contract costs on the condensed consolidated interim financial statements.

•	Inquiries as to the cause of the changes for projects in which significant changes in estimated total contract costs were made

•	Inquiries and inspection of document for construction projects which were completed if there was a significant difference between the rate of actual costs and the rate of estimated costs

•	Inquiries regarding whether there are construction projects in which the probability that the estimated total contact costs are increased due to delay or extension of construction duration, and others

•	Inquiries and analytical review to identify construction sites where input costs exceed the estimated contract cost for each cost element

3) Assessment of the percentage-of-completion

The changes in the percentage-of-completion have significant influence on current and future profit of construction contract and may result in misstatement of profit or loss of construction contact. We identified significant risks regarding assessment of the percentage-of-completion as uncertainty of assessment of the percentage-of-completion has significant influence on profit or loss of construction contract in case the Company fails to assess the percentage-of-completion reliably.

The following review procedures were performed regarding total contract costs and cumulative incurred contract costs in assessment of the percentage-of-completion.

•	Identify whether there were construction contracts that the percentage-of-completion has changed and inquiries of the cause of the change

•	Inquiries whether there were costs incurred but excluded when calculating the percentage-of-completion and accounting treatment regarding such excluded costs

•	Recalculation of the percentage-of-completion of major projects

•	Comparison of the difference between the percentage-of-completion confirmed by other available information obtained and the actual percentage-of-completion used in the calculation and review the appropriateness of the rationale of the difference

4) Recoverability of due from customers for contract work

As of June 30, 2017 and December 31, 2016, the amounts of due from customers for contract work are ~~W~~804,547 million and ~~W~~964,304 million, respectively, or approximately 8% and 10% of consolidated trade accounts and note receivable (see note 26(b) to the consolidated financial statements) as of both reporting dates. We identified significant risks regarding the recoverability of due from customers for contract work as the amounts of due from customers for contract work are significant.

The following review procedures were performed regarding the recoverability of due from customers for contract work.

•	Identify whether there were any construction sites which indicates abnormally significant amount of due from customers for contract work as compared to billing and payment conditions in the construction contracts

•	Inquiries of the cause of a significant difference between the percentage-of-completion and the billing rate of construction contract

•	Inquiries and identify of the possibility of financial risk of customers through obtaining of other related information

•	Inquiries whether there were specific reasons such as litigation and others for a construction site which shows that the amount of due from customers for contract work has not changed for an extended period

5) Accounting for the variation of construction work

The variation of construction contracts has occurred during the six-month period ended June 30, 2017 and had significant influence on profits or loss of the construction (see note 26(d) to the consolidated financial statements). We identified significant risks regarding the accounting for the variation of construction work.

The following review procedures were performed regarding accounting of the variation of construction work and disclosures.

•	Inquiries of the cause on significant changes in contract revenue of construction contracts

•	Inquiries of the possibility of penalties incurred for the sites of which the completion of construction was delayed or completion due date is approaching

•	Inquiries whether the customer is likely to approve the change of the contract amount due to changes in construction

•	Confirm whether the additional estimated contract costs incurred due to the changes in construction are appropriately reflected in the estimated total contract costs and calculation of the percentage-of-completion

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 2, 2017, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2016, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

August 14, 2017

This report is effective as of August 14, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2017 and December 31, 2016

(Unaudited)

(in millions of Won)	Notes	June 30, 2017		December 31, 2016

Assets
Cash and cash equivalents	21	~~W~~	2,897,024	2,447,619
Trade accounts and notes receivable, net	4,21,26,33		9,701,847	9,786,927
Other receivables, net	5,21,33		1,970,865	1,539,742
Other short-term financial assets	6,21		4,665,912	5,224,911
Inventories	7		9,711,675	9,051,721
Current income tax assets			37,555	46,473
Assets held for sale	8		428	311,958
Other current assets	14		890,928	894,484

Total current assets			29,876,234	29,303,835

Long-term trade accounts and notes receivable, net	4,21		347,239	51,124
Other receivables, net	5,21		833,212	762,912
Other long-term financial assets	6,21		2,732,610	2,657,692
Investments in associates and joint ventures	9		3,667,502	3,882,389
Investment property, net	11		1,101,245	1,117,720
Property, plant and equipment, net	12		32,843,437	33,770,339
Intangible assets, net	13		6,092,435	6,088,729
Defined benefit assets, net	19		35,884	83,702
Deferred tax assets			1,434,117	1,476,873
Other non-current assets	14		544,458	567,680

Total non-current assets			49,632,139	50,459,160

Total assets		~~W~~	79,508,373	79,762,995

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2017 and December 31, 2016

(Unaudited)

(in millions of Won)	Notes	June 30, 2017		December 31, 2016
Liabilities
Trade accounts and notes payable	21,33	~~W~~	3,505,220	4,073,286
Short-term borrowings and current installments of long-term borrowings	4,15,21		11,319,785	10,194,807
Other payables	16,21,33		1,576,925	1,851,659
Other short-term financial liabilities	17,21		107,388	149,748
Current income tax liabilities			455,880	446,071
Provisions	18,34		119,109	114,865
Other current liabilities	20,26		1,878,335	2,084,961

Total current liabilities			18,962,642	18,915,397

Long-term trade accounts and notes payable	21		31,348	44,512
Long-term borrowings, excluding current installments	15,21		11,055,386	12,510,191
Other payables	16,21		166,123	208,559
Other long-term financial liabilities	17,21		51,854	81,309
Defined benefit liabilities, net	19		136,565	123,604
Deferred tax liabilities			1,778,537	1,642,939
Long-term provisions	18,34		375,217	337,739
Other non-current liabilities	20		58,568	60,351

Total non-current liabilities			13,653,598	15,009,204

Total liabilities			32,616,240	33,924,601

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,401,572	1,397,791
Hybrid bonds	23		996,919	996,919
Reserves	24		(153,000)	(143,985)
Treasury shares	25		(1,533,254)	(1,533,468)
Retained earnings			41,925,527	41,173,778

Equity attributable to owners of the controlling company			43,120,167	42,373,438
Non-controlling interests	22,23		3,771,966	3,464,956

Total equity			46,892,133	45,838,394

Total liabilities and equity		~~W~~	79,508,373	79,762,995

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2017 and 2016

(Unaudited)

		For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won, except per share information)	Notes	2017		2016	2017	2016
Revenue	26,33,36	~~W~~	14,944,404	12,857,384	30,021,588	25,318,582
Cost of sales	7,26,30,33		(13,075,482)	(11,288,360)	(25,894,605)	(22,208,124)

Gross profit			1,868,922	1,569,024	4,126,983	3,110,458
Selling and administrative expenses	27,30
Administrative expenses			(506,063)	(527,162)	(1,038,199)	(1,023,398)
Selling expenses			(383,750)	(363,348)	(744,707)	(748,780)

Operating profit			979,109	678,514	2,344,077	1,338,280
Share of profit of equity-accounted investees, net	9		(64,645)	111,839	7,365	161,756
Finance income and costs	21,28
Finance income			232,432	254,118	1,112,636	1,088,413
Finance costs			(314,806)	(763,412)	(1,261,886)	(1,750,351)
Other non-operating income and expenses	29
Other non-operating income			45,658	74,341	124,095	125,518
Other non-operating expenses	30		(104,525)	(86,947)	(227,673)	(150,268)

Profit before income tax	36		773,223	268,453	2,098,614	813,348
Income tax expense	31,36		(243,173)	(47,913)	(591,676)	(254,442)

Profit			530,050	220,540	1,506,938	558,906
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(2,720)	(60,273)	(8,433)	(73,482)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			66,905	35,689	(147,068)	58,113
Net changes in unrealized fair value of available-for-sale investments	21		187,349	131,250	224,359	128,249
Foreign currency translation differences			165,955	(43,274)	(84,967)	(28,355)

Other comprehensive income (loss), net of tax			417,489	63,392	(16,109)	84,525

Total comprehensive income		~~W~~	947,539	283,932	1,490,829	643,431

Profit attributable to:
Owners of the controlling company		~~W~~	512,809	291,654	1,363,737	651,325
Non-controlling interests			17,241	(71,114)	143,201	(92,419)

Profit		~~W~~	530,050	220,540	1,506,938	558,906

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	877,702	364,633	1,348,069	760,489
Non-controlling interests			69,837	(80,701)	142,760	(117,058)

Total comprehensive income		~~W~~	947,539	283,932	1,490,829	643,431

Basic and diluted earnings per share (in Won)	32	~~W~~	6,312	3,545	16,843	7,936

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2017 and 2016

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid	Reserves	Treasury	Retained		controlling
	capital		surplus	bonds		shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2016	~~W~~	482,403	1,383,623	996,919	(594,756)	(1,533,898)	40,501,059	41,235,350	3,834,872	45,070,222
Comprehensive income:
Profit		—	—	—	—	—	651,325	651,325	(92,419)	558,906
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(63,144)	(63,144)	(10,338)	(73,482)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	58,190	—	—	58,190	(77)	58,113
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	128,287	—	—	128,287	(38)	128,249
Foreign currency translation differences, net of tax		—	—	—	(14,169)	—	—	(14,169)	(14,186)	(28,355)

Total comprehensive income		—	—	—	172,308	—	588,181	760,489	(117,058)	643,431

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)	(50,333)	(530,307)
Changes in subsidiaries		—	—	—	—	—	—	—	(8,323)	(8,323)
Changes in ownership interest in subsidiaries		—	5,030	—	—	—	—	5,030	(10,416)	(5,386)
Interest of hybrid bonds		—	—	—	—	—	(21,734)	(21,734)	(12,060)	(33,794)
Disposal of treasury shares		—	5	—	—	116	—	121	—	121
Others		—	(230)	—	806	—	708	1,284	(2,864)	(1,580)

Total transactions with owners of the controlling company		—	4,805	—	806	116	(501,000)	(495,273)	(83,996)	(579,269)

Balance as of June 30, 2016	~~W~~	482,403	1,388,428	996,919	(421,642)	(1,533,782)	40,588,240	41,500,566	3,633,818	45,134,384

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2017 and 2016

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-	Total
	Share		Capital	Hybrid	Reserves	Treasury	Retained		controlling
	capital		surplus	bonds		shares	earnings	Subtotal	interests
Balance as of January 1, 2017	~~W~~	482,403	1,397,791	996,919	(143,985)	(1,533,468)	41,173,778	42,373,438	3,464,956	45,838,394
Comprehensive income:
Profit		—	—	—	—	—	1,363,737	1,363,737	143,201	1,506,938
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(7,808)	(7,808)	(625)	(8,433)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(130,843)	—	—	(130,843)	(16,225)	(147,068)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	224,548	—	—	224,548	(189)	224,359
Foreign currency translation differences, net of tax		—	—	—	(101,565)	—	—	(101,565)	16,598	(84,967)

Total comprehensive income		—	—	—	(7,860)	—	1,355,929	1,348,069	142,760	1,490,829

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)	(40,649)	(500,636)
Interim dividends		—	—	—	—	—	(119,997)	(119,997)	—	(119,997)
Changes in subsidiaries		—	—	—	—	—	—	—	(18,560)	(18,560)
Changes in ownership interest in subsidiaries		—	4,320	—	—	—	—	4,320	230,427	234,747
Interest of hybrid bonds		—	—	—	—	—	(21,501)	(21,501)	(11,994)	(33,495)
Disposal of treasury shares		—	41	—	—	214	—	255	—	255
Others		—	(580)	—	(1,155)	—	(2,695)	(4,430)	5,026	596

Total transactions with owners of the controlling company		—	3,781	—	(1,155)	214	(604,180)	(601,340)	164,250	(437,090)

Balance as of June 30, 2017	~~W~~	482,403	1,401,572	996,919	(153,000)	(1,533,254)	41,925,527	43,120,167	3,771,966	46,892,133

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2017 and 2016

(Unaudited)

(in millions of Won)

	Notes	June 30, 2017		June 30, 2016
Cash flows from operating activities
Profit		~~W~~	1,506,938	558,906
Adjustments for:
Depreciation			1,440,457	1,416,361
Amortization			202,146	184,445
Finance income			(605,905)	(397,957)
Finance costs			730,119	1,009,990
Income tax expense			591,676	254,442
Impairment losses on property, plant and equipment			7,573	7,290
Gain on disposal of property, plant and equipment			(18,619)	(17,935)
Loss on disposal of property, plant and equipment			78,069	43,962
Impairment losses on goodwill and intangible assets			20,365	2,525
Gain on disposal of investments in subsidiaries, associates and joint ventures			(54,981)	(6,373)
Loss on disposal of investments in subsidiaries, associates and joint ventures			20,319	1,715
Share of profit of equity-accounted investees			(7,365)	(161,756)
Gain on disposals of assets held for sale			(1,179)	(22,184)
Costs for defined benefit plans			96,142	117,446
Bad debt expenses			90,864	28,166
Loss on valuation of inventories			114,853	108,149
Increase to provisions			75,834	97,100
Others, net			(2,791)	(871)

			2,777,577	2,664,515

Changes in operating assets and liabilities	35		(2,023,934)	629,240
Interest received			79,251	118,469
Interest paid			(353,868)	(341,457)
Dividends received			140,888	100,069
Income taxes paid			(464,969)	(378,720)

Net cash provided by operating activities		~~W~~	1,661,883	3,351,022

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2017 and 2016

(Unaudited)

(in millions of Won)

.	Notes	June 30, 2017		June 30, 2016
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(9,074,147)	(9,778,295)
Proceeds from disposal of short-term financial instruments			9,609,486	8,858,682
Increase in loans			(866,657)	(597,331)
Collection of loans			402,561	132,414
Acquisitions of available-for-sale investments			(30,081)	(62,777)
Proceeds from disposal of available-for-sale investments			226,744	6,390
Acquisitions of investment in associates and joint ventures			(14,127)	(130,251)
Proceeds from disposal of investment in associates and joint ventures			33,329	3,355
Acquisitions of investment property			(5,346)	(5,284)
Acquisitions of property, plant and equipment			(1,078,307)	(1,137,529)
Proceeds from disposal of property, plant and equipment			18,408	12,407
Acquisitions of intangible assets			(217,053)	(93,654)
Proceeds from disposal of intangible assets			29,962	6,902
Proceeds from disposal of assets held for sale			203,941	7,494
Cash received from (decrease in) disposal of business, net of cash transferred			(9,440)	17,021
Others, net			(25,893)	32,209

Net cash used in investing activities			(796,620)	(2,728,247)

Cash flows from financing activities
Proceeds from borrowings			323,535	1,433,303
Repayment of borrowings			(1,452,525)	(2,403,920)
Proceeds from (repayment of) short-term borrowings, net			1,154,735	(281,986)
Capital contribution from non-controlling interests			249,935	919
Payment of cash dividends			(621,033)	(523,130)
Payment of interest of hybrid bonds			(33,738)	(33,924)
Others, net			(19,337)	(28,938)

Net cash used in financing activities			(398,428)	(1,837,676)

Effect of exchange rate fluctuation on cash held			(17,430)	22,329

Net increase (decrease) in cash and cash equivalents			449,405	(1,192,572)
Cash and cash equivalents at beginning of the period			2,447,619	4,871,184

Cash and cash equivalents at end of the period		~~W~~	2,897,024	3,678,612

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2017

(Unaudited)

1. General Information

General information about POSCO, its 38 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 144 foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 106 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through seven of its overseas liaison offices.

As of June 30, 2017, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchange.

(b)	Consolidated subsidiaries included for the first time during the six-month period ended June 30, 2017 were as follows:

Company	Date of inclusion	Ownership (%)	Reason
POSCO RU Limited Liability Company	January 2017	100.00	New establishment
Golden Lace DAEWOO Company Limited	April 2017	100.00	New establishment
POSCO RTECH	June 2017	100.00	New establishment

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(c)	Subsidiaries excluded from consolidation during the six-month period ended June 30, 2017 were as follows:

Company	Date of exclusion	Reason
POSCO MAPC SA DE CV	January 2017	Merged into POSCO MPPC S.A de C.V.
POSCO (Zhangjiagang) STS Processing Center Co., Ltd	January 2017	Merged into Zhangjjagang Pohang Stainless Steel Co., Ltd
POSCO ENGINEERING CO., LTD	February 2017	Merged into POSCO ENGINEERING & CONSTRUCTION CO., LTD.
POSCO YongXin Rare Earth Metal Co., Ltd.	March 2017	Disposal
SANTOS CMI S.A.	March 2017	Disposal
EPC EQUITIES LLP	March 2017	Disposal
SANTOS CMI Guatemala S.A.	March 2017	Disposal
COINSA INGENIERIA Y PETROQUIMICA S.R.L	March 2017	Disposal
SANTOS CMI CONSTRUCTION TRADING LLP	March 2017	Disposal
SANTOS CMI INC. USA	March 2017	Disposal
SANTOS CMI ENGENHARIA E CONSTRUCORES LTDA	March 2017	Disposal
SANTOS CMI PERU S.A.	March 2017	Disposal
SANTOS CMI CONSTRUCCIONES S.A.	March 2017	Disposal
GENTECH INTERNATIONAL INC.	March 2017	Disposal
SANTOS CMI CONSTRUCCIONES DE CHILE S.A	March 2017	Disposal
COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A	March 2017	Disposal
POSCO Electrical Steel India Private Limited	March 2017	Merged into POSCO Maharashtra Steel Private Limited
POSEC Hawaii, Inc.	May 2017	Liquidation
PT. POSCO MTECH INDONESIA	May 2017	Disposal

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2016. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2016.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in note 21.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2016.

Changes in Accounting Policies

The Company has applied the following amendments to standards for the first time for their interim reporting period beginning on January 1, 2017. The Company will apply the accounting policies set out below for their annual reporting period ending December 31, 2017.

(a)	Amendments to K-IFRS No. 1007 “Statement of Cash Flows”

For the year beginning on January 1, 2017, the Company applied the amendments to K-IFRS No. 1007 “Statement of Cash Flows”. K-IFRS No. 1007 requires liabilities related to the cash flows that were classified as a financing activity in the statement of cash flows or will be classified as a financing activity in the future should be disclosed as follows:

•	Fluctuations in financing cash flows

•	Changes in the acquisition or loss of control of a subsidiary or other business

•	Exchange rate effect

•	Fair value changes

•	Other changes

K-IFRS No. 1007 does not require the disclosure of comparative information of prior period, and the Company will disclose the related disclosures in its annual financial statements for the year ending December 31, 2017.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(b)	Amendments to K-IFRS No. 1012 “Income Taxes”

For the year beginning on January 1, 2017, the Company applied the amendments to K-IFRS No. 1012 “Income Taxes”. In accordance with K-IFRS No. 1012, in the case of debt instruments measured at fair value, deferred tax accounting treatment is clarified. The difference between the carrying amount and taxable base amount of the debt liabilities is considered as temporary differences, regardless of the expected recovery method. When reviewing the recoverability of deferred tax assets, the estimated of probable future taxable income may include the recovery of some of the Company’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the Company will recover the asset for more than its carrying amount. In addition, the estimated of probable future taxable income are determined as the amount before considering the deductible effect from reversal of the deductible temporary differences.

The Company believes that the effect of the amendments to the consolidated financial statements is not significant. Therefore, the Company has not retrospectively applied the amendments in accordance with the transitional requirements.

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published but are not mandatory for the Company for annual period beginning on January 1, 2017, and the Company has not early adopted them.

(a)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109 “Financial Instruments”, published on September 25, 2015, is effective for annual period beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”. The Company plans to adopt K-IFRS No. 1109 for the year beginning on January 1, 2018.

K-IFRS No. 1109 will generally be applied retrospectively, however the Company plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

Key features of the new standard, K-IFRS No. 1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

The Company has initiated procedures to prepare for changes related to K-IFRS No. 1109, and the Company is proceeding analysis of the impact on the financial statements resulting from the application of K-IFRS No. 1109. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

(b)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115 “Revenue from Contracts with Customers”, published on November 6, 2015, is effective for annual period beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, K-IFRS No. 2031 “Revenue-Barter transactions involving advertising services”, K-IFRS No. 2113 “Customer Loyalty Programs”, K-IFRS No. 2115 “Agreements for the construction of real estate”, and K-IFRS No. 2118 “Transfers of assets from customers”. The Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts for the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. The Company plans to adopt K-IFRS No. 1115 in its consolidated financial statements for the year ending December 31, 2018, however the Company has not determined the transition method.

Existing K-IFRS standards and interpretations including K-IFRS No. 1018 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, K-IFRS No. 1115, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

The Company has initiated procedures to prepare for changes related to K-IFRS No. 1115, and the Company is proceeding analysis of the impact on the financial statements resulting from the application of K-IFRS No. 1115. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Current
Trade accounts and notes receivable	~~W~~	9,428,436	9,329,799
Finance lease receivables		11,091	10,300
Due from customers for contract work		804,547	964,304
Less: Allowance for doubtful accounts		(542,227)	(517,476)

	~~W~~	9,701,847	9,786,927

Non-current
Trade accounts and notes receivable	~~W~~	384,850	80,447
Finance lease receivables		5,384	11,326
Less: Allowance for doubtful accounts		(42,995)	(40,649)

	~~W~~	347,239	51,124

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~640,596 million and ~~W~~344,410 million as of June 30, 2017 and December 31, 2016, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and recognized as short-term borrowings from financial institutions (Note 15).

5. Other Receivables

Other receivables as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Current
Loans	~~W~~	719,212	421,818
Other accounts receivable		1,241,931	1,131,492
Accrued income		184,707	139,618
Deposits		107,418	93,891
Others		15,796	13,606
Less: Allowance for doubtful accounts		(298,199)	(260,683)

	~~W~~	1,970,865	1,539,742

Non-current
Loans	~~W~~	790,185	733,974
Other accounts receivable		85,375	81,938
Accrued income		1,790	1,746
Deposits		123,147	104,217
Less: Allowance for doubtful accounts		(167,285)	(158,963)

	~~W~~	833,212	762,912

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

6. Other Financial Assets

Other financial assets as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Current
Derivatives assets held for trading	~~W~~	29,930	49,281
Available-for-sale securities (bonds)		1,735	2,952
Current portion of held-to-maturity securities		417	422
Short-term financial instruments(*1,2)		4,633,830	5,172,256

	~~W~~	4,665,912	5,224,911

Non-current
Derivatives assets held for trading	~~W~~	26,855	98,301
Available-for-sale securities (equity instruments)(*3,4)		2,532,895	2,392,534
Available-for-sale securities (bonds)		47,074	46,330
Available-for-sale securities (others)		63,922	73,108
Held-to-maturity securities		2,078	2,048
Long-term financial instruments(*2)		59,786	45,371

	~~W~~	2,732,610	2,657,692

(*1)	As of June 30, 2017 and December 31, 2016, ~~W~~10,285 million and ~~W~~6,813 million, respectively, are restricted for the use in a government project.
(*2)	As of June 30, 2017 and December 31, 2016, financial instruments amounting to ~~W~~79,907 million and ~~W~~82,008 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	During the six-month period ended June 30, 2017, there were objective evidences of impairment for listed equity securities such as FuelCell Energy and others, and for non-listed equity securities such as Congonhas Minerios S.A. and others due to the significant or prolonged decline in the fair value of the shares. As a result, impairment losses of ~~W~~59,178 million were recognized in profit or loss during the six-month period ended June 30, 2017.
(*4)	As of June 30, 2017 and December 31, 2016, ~~W~~133,849 million and ~~W~~123,220 million of available-for-sale securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

7. Inventories

Inventories as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Finished goods	~~W~~	1,381,188	1,200,344
Merchandise		892,582	851,325
Semi-finished goods		1,655,027	1,552,988
Raw materials		2,413,590	1,939,539
Fuel and materials		828,047	817,397
Construction inventories		906,439	990,941
Materials-in-transit		1,782,197	1,807,816
Others		86,935	94,535

		9,946,005	9,254,885

Less: Allowance for inventories valuation		(234,330)	(203,164)

	~~W~~	9,711,675	9,051,721

The amounts of loss on valuation of inventories recognized within cost of sales during the six-month period ended June 30, 2017 and the year ended December 31, 2016 were ~~W~~114,853 million and ~~W~~152,249 million, respectively.

8. Assets Held for Sale

Details of assets held for sale as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017				December 31, 2016
	The controlling company		Subsidiaries	Total	The controlling company	Subsidiaries (*1)	Total
Assets
Property, plant and equipment	~~W~~	392	—	392	764	305,864	306,628
Other assets		—	36	36	—	5,330	5,330

	~~W~~	392	36	428	764	311,194	311,958

(*1)	During the year ended December 31, 2016, Posco e&c Songdo International Building, a subsidiary of the Company, entered into the disposal contract for the office building of POSCO ENGINEERING & CONSTRUCTION CO., LTD. in Songdo and classified the related property, plant and equipment as assets held for sale. During the six-month period ended June 30, 2017, disposal of the assets held for sale was completed.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017						December 31, 2016
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	178,713,975,892	29.83	~~W~~	178,787	~~W~~	175,445	175,690
SNNC	18,130,000	49.00		90,650		101,524	107,859
QSONE Co., Ltd.	200,000	50.00		84,395		84,966	84,799
Chuncheon Energy Corp.(*1)	10,539,989	29.90		52,700		44,303	45,077
Incheon-Gimpo Expressway Co., Ltd(*1,3)	9,032,539	18.28		45,163		35,215	37,372
BLUE OCEAN Private Equity Fund	333	27.52		33,300		34,630	35,752
UITrans LRT Co., Ltd(*1)	7,714,380	38.19		38,572		17,682	17,851
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	2,008,000	29.53		10,040		16,374	12,551
Daesung Steel(*3)	108,038	17.54		14,000		14,162	12,302
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	13,800,000	40.45		13,800		12,941	13,314
KoFC POSCO HANWHA KB Shared Growth NO.2. Private Equity Fund(*3)	11,350	12.50		11,350		11,477	11,890
KONES, Corp.	3,250,000	41.67		6,893		5,532	5,641
Others (36 companies)(*1)						63,861	55,061

						618,112	615,159

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		202,299	215,996
AES-VCM Mong Duong Power Company Limited(*2)	—	30.00		164,303		152,114	167,141
7623704 Canada Inc.(*3)	114,452,000	10.40		124,341		129,652	137,512
Eureka Moly LLC	—	20.00		240,123		84,470	89,601
AMCI (WA) PTY LTD.	49	49.00		209,664		67,087	70,501
KOREA LNG LTD.	2,400	20.00		135,205		50,164	63,058
Nickel Mining Company SAS	3,234,698	49.00		157,585		46,895	45,138
NCR LLC	—	29.41		37,505		35,780	36,738
PT. Batutua Tembaga Raya	128,285	22.00		21,824		19,186	22,723
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		16,716	18,008
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		10,442	8,706
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		6,686	6,840
Others (26 companies)(*1)						117,229	98,320

						938,720	980,282

					~~W~~	1,556,832	1,595,441

(*1)	Investments in associates are provided as collateral related to associates’ borrowings amounting to ~~W~~130,272 million and ~~W~~124,963 million as of June 30, 2017 and December 31, 2016, respectively.
(*2)	Shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, is provided as collateral related to associates’ borrowings as of June 30, 2017 and December 31, 2016.
(*3)	As of June 30, 2017, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(b)	Details of investments in joint ventures as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017						December 31, 2016
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	79,965	83,113

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,174,827	1,186,859
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		370,487	393,570
CSP—Compania Siderurgica do Pecem	1,108,696,532	20.00		558,821		207,723	330,463
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		90,042	97,369
KOBRASCO	2,010,719,185	50.00		32,950		86,906	88,308
DMSA/AMSA(*2)	—	4.00		294,869		61,819	74,935
Others (13 companies)						38,901	32,331

						2,030,705	2,203,835

					~~W~~	2,110,670	2,286,948

(*1)	As of June 30, 2017 and December 31, 2016, investments in joint ventures amounting to ~~W~~1,174,827 million and ~~W~~1,186,859 million, respectively, are provided as collateral in relation to borrowings of the joint venture.
(*2)	As of June 30, 2017 and December 31, 2016, investments in joint ventures amounting to ~~W~~61,819 million and ~~W~~74,935 million, respectively, are provided as collateral for guarantees.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

1)	For the six-month period ended June 30, 2017

(in millions of Won)
Company	December 31, 2016 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease)(*1)	June 30, 2017 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	175,690	—	—	(245)	—	175,445
SNNC		107,859	—	—	(6,294)	(41)	101,524
QSONE Co.,Ltd.		84,799	—	(368)	535	—	84,966
Chuncheon Energy Corp.		45,077	—	—	(774)	—	44,303
Incheon-Gimpo Expressway Co., Ltd		37,372	—	—	(2,898)	741	35,215
BLUE OCEAN Private Equity Fund		35,752	—	—	563	(1,685)	34,630
UITrans LRT Co., Ltd.		17,851	—	—	(169)	—	17,682
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		12,551	—	—	3,823	—	16,374
Daesung Steel		12,302	—	—	1,860	—	14,162
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		13,314	—	—	(348)	(25)	12,941
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		11,890	—	—	(413)	—	11,477
KONES, Corp.		5,641	—	—	(109)	—	5,532
POSCO MITSUBISHI CARBON TECHNOLOGY		83,113	—	—	(3,148)	—	79,965
Others (36 companies)		55,061	13,979	—	(5,867)	688	63,861

		698,272	13,979	(368)	(13,484)	(322)	698,077

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		215,996	—	(21,677)	20,420	(12,440)	202,299
AES-VCM Mong Duong Power Company Limited		167,141	—	(15,090)	9,797	(9,734)	152,114
7623704 Canada Inc.		137,512	—	(1,336)	1,378	(7,902)	129,652
Eureka Moly LLC		89,601	—	—	(17)	(5,114)	84,470
AMCI (WA) PTY LTD.		70,501	—	—	(3,634)	220	67,087
KOREA LNG LTD.		63,058	—	(3,875)	4,572	(13,591)	50,164
Nickel Mining Company SAS		45,138	—	—	786	971	46,895
NCR LLC		36,738	147	—	(25)	(1,080)	35,780
PT. Batutua Tembaga Raya		22,723	—	—	(3,152)	(385)	19,186
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		18,008	—	—	(630)	(662)	16,716
PT. Wampu Electric Power		8,706	—	—	2,219	(483)	10,442
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,840	—	—	198	(352)	6,686
Roy Hill Holdings Pty Ltd		1,186,859	—	—	28,076	(40,108)	1,174,827
POSCO-NPS Niobium LLC		393,570	—	(10,911)	10,350	(22,522)	370,487
CSP - Compania Siderurgica do Pecem		330,463	—	—	(98,820)	(23,920)	207,723
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		97,369	—	(5,542)	1,226	(3,011)	90,042
KOBRASCO		88,308	—	(22,135)	27,264	(6,531)	86,906
DMSA/AMSA		74,935	4,310	—	(10,989)	(6,437)	61,819
Others (39 companies)		130,651	—	(1,987)	31,830	(4,364)	156,130

		3,184,117	4,457	(82,553)	20,849	(157,445)	2,969,425

	~~W~~	3,882,389	18,436	(82,921)	7,365	(157,767)	3,667,502

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

2)	For the year ended December 31, 2016

(in millions of Won)
Company	December 31, 2015 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(* 1)	December 31, 2016 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	~~W~~	175,676	222	—	(399)	191	175,690
POSCO PLANTEC Co., Ltd.		171,218	—	—	(171,927)	709	—
SeAH Changwon Integrated Special Steel		165,754	—	—	4,797	(170,551)	—
SNNC		111,326	—	—	(3,417)	(50)	107,859
QSONE Co.,Ltd.		83,919	—	—	880	—	84,799
Chun-cheon Energy Co., Ltd		30,420	19,832	—	(5,175)	—	45,077
Incheon-Gimpo Expressway Co., Ltd.		39,447	—	—	(2,758)	683	37,372
BLUE OCEAN Private Equity Fund		35,437	—	—	643	(328)	35,752
UITrans LRT Co., Ltd.		40,903	6,817	—	(29,825)	(44)	17,851
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		13,015	—	—	281	18	13,314
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		12,265	—	—	286	—	12,551
Daesung Steel		14,000	—	—	(2,272)	574	12,302
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		14,829	1,875	—	1,186	(6,000)	11,890
KONES, Corp.		5,775	—	—	(256)	122	5,641
POSCO MITSUBISHI CARBON TECHNOLOGY		104,970	—	—	(21,929)	72	83,113
POSCO ES MATERIALS CO., LTD		38,447	—	—	(2,061)	(36,386)	—
Others (33 companies)		33,933	20,061	(200)	(2,802)	4,069	55,061

		1,091,334	48,807	(200)	(234,748)	(206,921)	698,272

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		222,269	—	(59,717)	46,855	6,589	215,996
AES-VCM Mong Duong Power Company Limited		153,271	—	—	27,031	(13,161)	167,141
7623704 Canada Inc.		134,034	—	(921)	175	4,224	137,512
Eureka Moly LLC		87,878	—	—	(18)	1,741	89,601
AMCI (WA) PTY LTD		72,289	—	—	(3,358)	1,570	70,501
KOREA LNG LTD.		53,548	—	(6,342)	6,392	9,460	63,058
Nickel Mining Company SAS		76,445	—	—	(31,047)	(260)	45,138
NCR LLC		35,447	—	—	(41)	1,332	36,738
PT. Batutua Tembaga Raya		15,382	7,040	—	—	301	22,723
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,311	—	—	(412)	(891)	18,008
PT. Wampu Electric Power		8,855	—	—	(397)	248	8,706
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,061	—	—	242	(463)	6,840
Roy Hill Holdings Pty Ltd		1,153,434	—	—	12,643	20,782	1,186,859
POSCO-NPS Niobium LLC		381,461	—	(10,893)	11,499	11,503	393,570
CSP - Compania Siderurgica do Pecem		80,805	88,930	—	116,694	44,034	330,463
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		100,908	—	—	258	(3,797)	97,369
KOBRASCO		78,364	—	(29,297)	20,761	18,480	88,308
DMSA/AMSA		105,964	24,624	—	(60,415)	4,762	74,935
Others (37 companies)		67,273	28,993	(4,252)	(791)	39,428	130,651

		2,853,999	149,587	(111,422)	146,071	145,882	3,184,117

	~~W~~	3,945,333	198,394	(111,622)	(88,677)	(61,039)	3,882,389

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the six-month period June 30, 2017 and the year ended December 31, 2016 are as follows:

1)	June 30, 2017

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	587,496	857	586,639	—	(833)
SNNC		696,458	474,942	221,516	246,942	(22,042)
QSONE Co., Ltd.		247,432	77,500	169,932	7,857	1,070
Chuncheon Energy Corp.		631,622	462,361	169,261	19,596	68
Incheon-Gimpo Expressway Co., Ltd		1,186,226	962,970	223,256	—	(9,581)
BLUE OCEAN Private Equity Fund		337,434	205,639	131,795	228,135	1,091
UITrans LRT Co., Ltd.		419,867	327,174	92,693	—	(443)
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		139,257	100,745	38,512	—	(801)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		96,793	66,733	30,060	58,180	17,893
Daesung Steel		164,900	115,543	49,357	28,923	10,606
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		93,191	1,374	91,817	1,542	(3,301)
KONES, Corp.		2,317	1,471	846	2,106	(261)
POSCO MITSUBISHI CARBON TECHNOLOGY		442,161	309,819	132,342	55,039	(5,206)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,040,663	1,229,615	811,048	223,128	81,548
7623704 Canada Inc.		1,258,808	1	1,258,807	—	23,788
KOREA LNG LTD.		260,083	86	259,997	20,639	19,602
Nickel Mining Company SAS		449,691	309,380	140,311	60,101	(7,320)
PT. Batutua Tembaga Raya		352,829	300,886	51,943	70,934	33,955
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		74,367	19,468	54,899	47,156	(1,851)
PT. Wampu Electric Power		208,579	159,374	49,205	10,138	11,096
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		66,640	39,264	27,376	39,675	783
Roy Hill Holdings Pty Ltd		10,688,506	7,353,595	3,334,911	993,589	415,992
POSCO-NPS Niobium LLC		740,770	—	740,770	—	18,835
CSP—Compania Siderurgica do Pecem		5,019,523	4,151,065	868,458	596,543	(492,647)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		684,277	351,727	332,550	657,916	4,660
KOBRASCO		246,370	72,558	173,812	88,377	54,529
DMSA/AMSA		6,126,568	4,657,331	1,469,237	306,303	(274,358)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

2)	December 31, 2016

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	597,767	864	596,903	—	(1,349)
POSCO PLANTEC Co., Ltd.		501,659	678,004	(176,345)	361,351	(43,195)
SNNC		725,987	482,429	243,558	527,101	2,022
QSONE Co.,Ltd.		247,385	77,786	169,599	15,961	1,760
Chun-cheon Energy Co., Ltd		547,805	378,613	169,192	—	(3,748)
Incheon-Gimpo Expressway Co., Ltd.		929,539	718,107	211,432	—	(1,910)
BLUE OCEAN Private Equity Fund		357,723	220,895	136,828	456,311	2,335
UITrans LRT Co., Ltd.		400,761	307,625	93,136	—	(822)
Keystone-HYUNDAI SECURITIES
NO. 1. Private Equity Fund		119,378	79,946	39,432	197	694
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co., Ltd		136,857	124,666	12,191	19,028	967
Daesung Steel		150,944	112,194	38,750	60,772	(12,955)
KoFC POSCO HANWHA KB Shared Growth
NO. 2. Private Equity Fund		96,213	1,094	95,119	14,157	9,561
KONES, Corp.		2,627	1,519	1,108	3,952	(615)
POSCO MITSUBISHI CARBON TECHNOLOGY		448,618	311,070	137,548	53,908	(36,572)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,171,689	1,305,942	865,747	491,011	187,114
7623704 Canada Inc.		1,334,391	1	1,334,390	—	19,485
KOREA LNG LTD.		303,389	19,704	283,685	33,035	31,962
Nickel Mining Company SAS		491,458	347,194	144,264	145,571	(61,473)
PT. Batutua Tembaga Raya		351,119	332,037	19,082	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate
Industrial Co., Ltd		83,291	24,676	58,615	117,387	(1,216)
PT. Wampu Electric Power		206,052	165,618	40,434	3,405	(1,984)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		67,905	40,451	27,454	81,260	938
Roy Hill Holdings Pty Ltd		10,962,261	8,059,714	2,902,547	845,243	129,968
POSCO-NPS Niobium LLC		786,937	—	786,937	—	24,719
CSP - Compania Siderurgica do Pecem		5,682,161	4,237,247	1,444,914	226,669	243,151
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		789,336	427,475	361,861	948,488	1,033
KOBRASCO		178,853	2,236	176,617	72,274	41,522
DMSA/AMSA		6,570,172	4,842,560	1,727,612	579,388	(519,969)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of June 30, 2017 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
RUM J/V	Mine development	10.00	Australia

11. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the six-month period ended June 30, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	392,723	—	(607)	—	(594)	391,522
Buildings		671,539	—	—	(11,874)	(6,921)	652,744
Structures		2,147	—	—	(198)	110	2,059
Construction-in-progress		51,311	5,186	—	—	(1,577)	54,920

	~~W~~	1,117,720	5,186	(607)	(12,072)	(8,982)	1,101,245

(*1)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	346,879	24,116	(8,056)	—	29,784	392,723
Buildings		696,526	7,548	(3,339)	(24,043)	(5,153)	671,539
Structures		1,819	1	—	(288)	615	2,147
Construction-in-progress		39,068	13,910	—	—	(1,667)	51,311

	~~W~~	1,084,292	45,575	(11,395)	(24,331)	23,579	1,117,720

(*1)	Impairment losses on investment property amounting to ~~W~~318 million are included.
(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the six-month period ended June 30, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,601,208	1,629	(5,463)	—	(39,232)	2,558,142
Buildings		4,995,631	21,405	(3,273)	(175,712)	10,490	4,848,541
Structures		2,908,480	6,292	(1,390)	(106,515)	32,507	2,839,374
Machinery and equipment		20,318,390	80,326	(43,188)	(1,095,213)	820,366	20,080,681
Vehicles		46,699	4,326	(949)	(9,024)	1,539	42,591
Tools		71,380	5,520	(2,441)	(14,526)	7,124	67,057
Furniture and fixtures		132,406	13,331	(528)	(24,368)	421	121,262
Finance lease assets		159,013	4,630	(333)	(7,342)	(2,038)	153,930
Bearer plants		—	—	—	(3,258)	55,533	52,275
Construction-in-progress		2,537,132	949,327	(1,077)	—	(1,405,798)	2,079,584

	~~W~~	33,770,339	1,086,786	(58,642)	(1,435,958)	(519,088)	32,843,437

(*1)	Impairment losses on property, plant and equipment amounting to ~~W~~7,573 million are included.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,572,807	8,901	15,687	(16,176)	(6,452)	26,441	2,601,208
Buildings		5,165,725	37,493	277,242	(12,857)	(396,899)	(75,073)	4,995,631
Structures		2,949,413	19,043	—	(1,994)	(216,631)	158,649	2,908,480
Machinery and equipment		21,093,743	193,856	47,021	(36,095)	(2,277,740)	1,297,605	20,318,390
Vehicles		52,005	8,967	88	(1,990)	(18,484)	6,113	46,699
Tools		73,478	17,546	635	(848)	(27,396)	7,965	71,380
Furniture and fixtures		148,099	30,650	32	(4,248)	(51,361)	9,234	132,406
Finance lease assets		92,796	79,556	—	(38)	(13,409)	108	159,013
Construction-in-progress		2,374,789	1,935,339	2,181	(4,255)	—	(1,770,922)	2,537,132

	~~W~~	34,522,855	2,331,351	342,886	(78,501)	(3,008,372)	(339,880)	33,770,339

(*1)	Includes impairment losses on property, plant and equipment amounting to ~~W~~196,882 million. During the year ended December 31, 2016, due to the existence of indicators for impairment, such as continuing operating loss on fuel cell business of the POSCO ENERGY CO., LTD., which is included in Other reportable segment, the Company performed impairment test and recognized impairment loss of ~~W~~61,565 million. Recoverable amount was determined based on value-in-use, which was calculated by applying a 14.0% discount rate. The impairment recorded in 2016 also included ~~W~~58,388 million related to POSCO for individual assets based on disposal plans.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the six-month period ended June 30, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment losses	Others(*2)	Ending
Goodwill	~~W~~	1,375,131	—	—	—	—	(3,179)	1,371,952
Intellectual property rights		2,521,171	104,962	(332)	(105,067)	(8,538)	2,788	2,514,984
Premium in rental(*1)		119,039	3,170	(573)	(283)	—	(422)	120,931
Development expense		117,012	448	(1,179)	(32,739)	—	10,304	93,846
Port facilities usage rights		256,617	—	—	(9,250)	—	41,310	288,677
Exploratation and evaluation assets		162,268	68,969	—	—	—	75	231,312
Customer relationships		514,245	—	—	(23,132)	—	(230)	490,883
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		483,841	35,342	(6,683)	(31,675)	(11,827)	(28,553)	440,445

	~~W~~	6,088,729	212,891	(8,767)	(202,146)	(20,365)	22,093	6,092,435

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment losses	Others(*2)	Ending
Goodwill	~~W~~	1,461,954	—	—	—	(95,984)	9,161	1,375,131
Intellectual property rights		2,667,086	56,849	(753)	(204,112)	(16,786)	18,887	2,521,171
Premium in rental(*1)		127,949	1,964	(7,526)	(243)	(1,559)	(1,546)	119,039
Development expense		135,796	4,027	(60)	(61,732)	(298)	39,279	117,012
Port facilities usage rights		264,801	—	—	(15,217)	—	7,033	256,617
Exploratation and evaluation assets		151,144	45,524	—	—	(3,290)	(31,110)	162,268
Customer relationships		559,809	—	—	(47,790)	—	2,226	514,245
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		497,810	52,350	(1,454)	(48,910)	(7,353)	(8,602)	483,841

	~~W~~	6,405,754	160,714	(9,793)	(378,004)	(125,270)	35,328	6,088,729

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

14. Other Assets

Other assets as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Current
Advance payments	~~W~~	727,467	787,452
Prepaid expenses		161,703	105,102
Others		1,758	1,930

	~~W~~	890,928	894,484

Non-current
Long-term advance payments	~~W~~	26,785	27,189
Long-term prepaid expenses		364,325	380,678
Others(*1)		153,348	159,813

	~~W~~	544,458	567,680

(*1)	As of June 30, 2017 and December 31, 2016, the Company recognized tax assets amounting to ~~W~~96,419 million and ~~W~~100,693 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the results of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits that were finalized and claim for rectification are finalized.

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	June 30, 2017		December 31, 2016
Short-term borrowings
Bank overdrafts	Bank of America and others	0.6~4.4	~~W~~	218,702	254,036
Short-term borrowings	HSBC and others	0.3~14.5		8,878,503	7,725,691

				9,097,205	7,979,727

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.4~8.5		1,208,842	1,390,733
Current portion of debentures	Korea Development Bank and others	2.0~5.9		1,014,339	825,176
Less: Current portion of discount on debentures issued				(601)	(829)

				2,222,580	2,215,080

			~~W~~	11,319,785	10,194,807

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	June 30, 2017		December 31, 2016
Long-term borrowings	Export-Import Bank of Korea and others	0.5~8.4	~~W~~	5,422,868	6,420,612
Less: Present value discount				(49,498)	(55,799)
Debentures	Korea Development Bank and others	1.4~6.3		5,697,250	6,163,896
Less: Discount on debentures issued				(15,234)	(18,518)

			~~W~~	11,055,386	12,510,191

(c)	Property, plant and equipment including investment property, cash equivalents, trade accounts and notes receivable, financial instruments, available-for-sale financial assets, inventories and other assets amounting to ~~W~~5,922,979 million, ~~W~~11,675 million, ~~W~~4,742 million (77 of notes receivable), ~~W~~68,348 million, ~~W~~31,116 million, ~~W~~65,422 million and ~~W~~138,561 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

16. Other Payables

Other payables as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Current
Accounts payable	~~W~~	717,054	854,623
Accrued expenses		580,153	665,295
Dividend payable		7,127	7,770
Finance lease liabilities		21,634	24,523
Withholdings		250,957	299,448

	~~W~~	1,576,925	1,851,659

Non-current
Accounts payable	~~W~~	5,331	6,823
Accrued expenses		12,572	41,082
Finance lease liabilities		86,518	89,886
Long-term withholdings		61,702	70,768

	~~W~~	166,123	208,559

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Current
Derivative liabilities	~~W~~	56,864	85,786
Financial guarantee liabilities		50,524	63,962

	~~W~~	107,388	149,748

Non-current
Derivative liabilities	~~W~~	16,224	37,110
Financial guarantee liabilities		35,630	44,199

	~~W~~	51,854	81,309

18. Provisions

(a)	Provisions as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	36,559	—	42,986	—
Provision for construction warranties		10,742	98,234	10,551	86,158
Provision for legal contingencies and claims(*1)		1,972	84,917	4,348	80,498
Provision for restoration(*2)		10,231	36,632	10,169	37,962
Others(*3,4)		59,605	155,434	46,811	133,121

	~~W~~	119,109	375,217	114,865	337,739

(*1)	The Company recognized probable outflow of resources amounting to ~~W~~28,391 million and ~~W~~30,425 million as provisions in relation to lawsuits against the Company as of June 30, 2017 and December 31, 2016, respectively.
(*2)	Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~33,458 million as provisions for restoration as of June 30, 2017. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.37 ~ 2.49% to assess present value of these costs.
(*3)	As of June 30, 2017 and December 31, 2016, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~103,454 million and ~~W~~87,827 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.
(*4)	As of June 30, 2017 and December 31, 2016, the amount includes a provision of ~~W~~23,600 million for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION CO., LTD.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(b)	Changes in provisions for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

1)	For the six-month period ended June 30, 2017

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	42,986	35,414	(40,135)	(1,174)	(532)	36,559
Provision for construction warranties		96,709	19,573	(6,690)	(1,500)	884	108,976
Provision for legal contingencies and claims		84,846	8,226	(255)	(3,674)	(2,254)	86,889
Provision for restoration		48,131	3,564	(4,263)	—	(569)	46,863
Others		179,932	54,367	(20,163)	(4,722)	5,625	215,039

	~~W~~	452,604	121,144	(71,506)	(11,070)	3,154	494,326

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	42,602	44,106	(42,211)	(272)	(1,239)	42,986
Provision for construction warranties		81,446	33,925	(19,469)	(2,695)	3,502	96,709
Provision for legal contingencies and claims		52,610	45,525	(14,012)	(188)	911	84,846
Provision for restoration		41,926	31,673	(13,367)	(12,475)	374	48,131
Others		105,428	142,767	(68,143)	(3,086)	2,966	179,932

	~~W~~	324,012	297,996	(157,202)	(18,716)	6,514	452,604

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	8,847	6,825	17,435	14,510

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(b)	Defined benefit plan

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Present value of funded obligations	~~W~~	1,731,310	1,715,583
Fair value of plan assets(*1)		(1,643,141)	(1,693,118)
Present value of non-funded obligations		12,512	17,437

Net defined benefit liabilities	~~W~~	100,681	39,902

(*1)	As of June 30, 2017 and December 31, 2016, the Company recognized net defined benefit assets amounting to ~~W~~35,884 million and ~~W~~83,702 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Defined benefit obligation at the beginning of period	~~W~~	1,733,020	1,714,115
Current service costs		98,400	285,706
Interest costs		17,059	39,286
Remeasurements		2,683	(32,927)
Benefits paid		(104,983)	(278,278)
Others		(2,357)	5,118

Defined benefit obligation at the end of period	~~W~~	1,743,822	1,733,020

3)	Changes in fair value of plan assets for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Fair value of plan assets at the beginning of period	~~W~~	1,693,118	1,532,090
Interest on plan assets		19,317	37,385
Remeasurement of plan assets		(7,784)	(6,963)
Contributions to plan assets		17,519	328,671
Benefits paid		(89,640)	(189,817)
Others		10,611	(8,248)

Fair value of plan assets at the end of period	~~W~~	1,643,141	1,693,118

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Current service costs	~~W~~	47,504	57,406	98,400	116,405
Net interest costs		(136)	533	(2,258)	1,041

	~~W~~	47,368	57,939	96,142	117,446

20. Other Liabilities

Other liabilities as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Current
Due to customers for contract work	~~W~~	902,803	1,160,201
Advances received		734,385	707,086
Unearned revenue		10,479	8,702
Withholdings		210,205	186,665
Others		20,463	22,307

	~~W~~	1,878,335	2,084,961

Non-current
Advances received	~~W~~	7,634	—
Unearned revenue		18,896	20,013
Others		32,038	40,338

	~~W~~	58,568	60,351

21. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Financial assets at fair value through profit or loss Derivative assets held for trading	~~W~~	56,785	147,582
Available-for-sale financial assets		2,645,626	2,514,924
Held-to-maturity financial assets		2,495	2,470
Loans and receivables		20,055,989	19,390,610

	~~W~~	22,760,895	22,055,586

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

2)	Financial liabilities as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	~~W~~	73,088	122,896
Financial liabilities measured at amortized cost
Trade accounts and notes payable		3,536,568	4,117,798
Borrowings		22,375,171	22,704,998
Financial guarantee liabilities		86,154	108,161
Others		1,669,532	2,007,114

	~~W~~	27,740,513	29,060,967

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2017 and 2016 were as follows:

☐	For the six-month period ended June 30, 2017

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment losses	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	(4,951)	—	108,525	—	—	103,574	—
Available-for-sale financial assets		28	—	—	95,106	(59,178)	69,265	105,221	224,359
Held-to-maturity financial assets		93	—	—	(3)	—	10	100	—
Loans and receivables		78,038	—	(279,987)	(17,330)	—	(128)	(219,407)	—
Financial liabilities at fair value through profit or loss		—	(75,746)	—	(105,728)	—	—	(181,474)	—
Financial liabilities measured at amortized cost		(328,419)	—	380,906	—	—	(9,751)	42,736	—

	~~W~~	(250,260)	(80,697)	100,919	80,570	(59,178)	59,396	(149,250)	224,359

☐	For the six-month period ended June 30, 2016

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment losses	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	20,000	—	174,987	—	—	194,987	—
Available-for-sale financial assets		328	—	—	1,209	(225,674)	27,266	(196,871)	128,249
Held-to-maturity financial assets		188	—	—	—	—	19	207	—
Loans and receivables		92,147	—	(43,283)	(7,316)	—	(87)	41,461	—
Financial liabilities at fair value through profit or loss		—	(51,845)	—	(189,240)	—	—	(241,085)	—
Financial liabilities measured at amortized cost		(343,088)	—	(108,954)	(61)	—	(8,534)	(460,637)	—

	~~W~~	(250,425)	(31,845)	(152,237)	(20,421)	(225,674)	18,664	(661,938)	128,249

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2017 and 2016 were as follows:

☐	For the three-month period ended June 30, 2017

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment losses	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	(17,068)	—	50,662	—	—	33,594	—
Available-for-sale financial assets		14	—	—	96,690	(55,219)	27,252	68,737	187,349
Held-to-maturity financial assets		41	—	—	—	—	5	46	—
Loans and receivables		37,685	—	181,827	(7,253)	—	(129)	212,130	—
Financial liabilities at fair value through profit or loss		—	25,647	—	(51,697)	—	—	(26,050)	—
Financial liabilities measured at amortized cost		(159,810)	—	(206,006)	—	—	(5,015)	(370,831)	—

	~~W~~	(122,070)	8,579	(24,179)	88,402	(55,219)	22,113	(82,374)	187,349

☐	For the three-month period ended June 30, 2016

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment losses	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	(79,566)	—	60,666	—	—	(18,900)	—
Available-for-sale financial assets		85	—	—	1,121	(196,183)	6,587	(188,390)	131,250
Held-to-maturity financial assets		83	—	—	—	—	10	93	—
Loans and receivables		39,967	—	71,007	(3,513)	—	(43)	107,418	—
Financial liabilities at fair value through profit or loss		—	4,497	—	(60,412)	—	—	(55,915)	—
Financial liabilities measured at amortized cost		(165,748)	—	(182,596)	(61)	—	(5,195)	(353,600)	—

	~~W~~	(125,613)	(75,069)	(111,589)	(2,199)	(196,183)	1,359	(509,294)	131,250

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017			December 31, 2016
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	2,334,226	2,334,226	2,139,687	2,139,687
Derivative assets held for trading(*1,2)		56,785	56,785	147,582	147,582

		2,391,011	2,391,011	2,287,269	2,287,269

Assets measured at amortized cost(*3)
Cash and cash equivalents		2,897,024	2,897,024	2,447,619	2,447,619
Trade accounts and notes receivable, net		10,049,086	10,049,086	9,838,051	9,838,051
Loans and other receivables, net		7,109,879	7,109,879	7,104,940	7,104,940
Held-to-maturity financial assets		2,495	2,495	2,470	2,470

		20,058,484	20,058,484	19,393,080	19,393,080

Liabilities measured at fair value
Derivative liabilities held for trading(*2)		73,088	73,088	122,896	122,896
Liabilities measured at amortized cost(*3)
Trade accounts and notes payable		3,536,568	3,536,568	4,117,798	4,117,798
Borrowings		22,375,171	22,638,647	22,704,998	22,956,571
Financial guarantee liabilities		86,154	86,154	108,161	108,161
Others		1,669,532	1,669,532	2,007,114	2,007,114

	~~W~~	27,667,425	27,930,901	28,938,071	29,189,644

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets and derivatives which are classified as fair value hierarchy level 3 is calculated using valuation model such as a discounted cash flow model and others in which weighted average cost of capital of evaluated companies are used as a discount rates. Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of derivatives which are classified as fair value hierarchy level 2 is measured using derivatives’ valuation models such as market approach and others. Principal input variables of derivatives’ valuation model are interest rate, spot price of underlying asset and others.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is measured using a present value calculated by market interest rate as of the end of reporting period. The fair value is mainly calculated for the disclosures in the note. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings which are classified as fair value hierarchy level 2 since their carrying amounts approximate fair value.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of June 30, 2017 and December 31, 2016 are as follows:

☐	June 30, 2017

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,961,367	—	372,859	2,334,226
Derivative assets held for trading		—	52,520	4,265	56,785

	~~W~~	1,961,367	52,520	377,124	2,391,011

Financial liabilities
Derivative liabilities held for trading	~~W~~	—	73,088	—	73,088

☐	December 31, 2016

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,800,943	—	338,744	2,139,687
Derivative assets held for trading		—	137,236	10,346	147,582

	~~W~~	1,800,943	137,236	349,090	2,287,269

Financial liabilities
Derivative liabilities held for trading	~~W~~	—	122,896	—	122,896

(c)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2016.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

22.	Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2017 and December 31, 2016 are as follows:

(Share, in Won)	June 30, 2017		December 31, 2016
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2017, total shares of ADRs of 36,506,532, outstanding in overseas stock market, are equivalent to 9,126,633 shares of common stock.

(*2)	As of June 30, 2017, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,829	783,788
Other capital surplus		153,918	150,178

	~~W~~	1,401,572	1,397,791

(c)	During the six-month period ended June 30, 2017, POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued redeemable convertible preferred shares which are classified as non-controlling interest in the consolidated financial statements. The details of redeemable convertible preferred shares as of June 30, 2017 are as follows:

(Share, in Won)	Redeemable Convertible Preferred Shares
Issue date	Feburary 25, 2017

Number of shares issued	8,643,193 shares

Price per share	~~W~~ 28,346

Voting rights	No voting rights for 3 years from issue date

Dividend rights	Comparative, Non-participanting • Minimum dividend rate for 1~3 years : 3.98% • Minimum dividend rate after 4 years : Comparative rate + Issuance spread + 2%

Details of redemption	Issuer can demand redemption of all or part of redeemable convertible preferred shares every year after the issue date, for a period of 10 years from the issue date.

Details of conversion

Stockholders of redeemable convertible preferred shares can convert them to common shares from 3 years after the issue date to the end of the redemption period (10 years).

Conversion price is equal to issue price, which could be adjusted according to anti-dilution clause.

Redeemable convertible preferred stocks are classified as equity since the issuer has a redemption right and can control the circumstances in which the entity can settle with a variable quantity of equity instruments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

23.	Hybrid Bonds

(a)	Hybrid bonds classified as equity as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2017		December 31, 2016
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of June 30, 2017 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (POSCO has a right to extend the maturity date)

Interest rate

Issue date ~ 2018-06-12 : 4.3%

Reset every 5 years as follows;

•    After 5 years : return on government bond (5 years) + 1.3%

•    After 10 years : additionally +0.25% according to Step-up clauses

•    After 25 years : additionally +0.75%

Issue date ~ 2023-06-12 : 4.6%

Reset every 10 years as follows;

•    After 10 years : return on government bond (10 years) + 1.4%

•    After 10 years : additionally +0.25% according to Step-up clauses

•    After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	POSCO can call the hybrid bond at year 5 and interest payment date afterwards	POSCO can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2017 amounts to ~~W~~2,150 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(b)	POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2017		December 31, 2016
Hybrid bond 1-1(*1)	2013-08-29	2043-08-29	4.66	~~W~~	165,000	165,000
Hybrid bond 1-2(*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3(*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				~~W~~	498,468	498,468

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd. as of June 30, 2017 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000

Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate

Issue date ~ 2018-08-29 : 4.66% Reset every 5 years as follows;

•    After 5 years : return on government bond (5 years) + 1.39%

•    After 10 years : additionally +0.25% according to Step-up clauses

•    After 25 years : additionally +0.75%

Issue date ~ 2018-08-29 : 4.72% Reset every 5 years as follows;

•    After 5 years : return on government bond (5 years) + 1.45%

•    After 10 years : additionally +0.25% according to Step-up clauses

•    After 25 years : additionally +0.75%

Issue date ~ 2018-08-29 : 5.21% Reset every 10 years as follows;

•    After 10 years : return on government bond (10 years) + 1.55%

•    After 10 years : additionally +0.25% according to Step-up clauses

•    After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the issuer but for hybrid bond 1-3, the issuer pays every quarter (3/30, 6/30, 9/30, 12/30))

Others	The issuer can call the hybrid bond at year 5 and interest payment date afterwards	The issuer can call the hybrid bond at year 5 and interest payment date afterwards	The issuer can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2017 amounts to ~~W~~1,996 million.

24.	Reserves

Reserves as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(432,577)	(301,734)
investments in associates and joint ventures
Changes in unrealized fair value of available-for-sale investments		500,691	276,143
Currency translation differences		(200,829)	(99,264)
Others		(20,285)	(19,130)

	~~W~~	(153,000)	(143,985)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

25.	Treasury Shares

As of June 30, 2017, the Company holds 7,188,166 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

26.	Construction Contracts

(a)	Details of in-progress construction contracts as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017			December 31, 2016
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	22,354,713	312,040	22,493,050	313,422
Add: Accumulated profit		1,640,178	53,249	1,574,858	48,119
Less: Accumulated loss		(991,399)	(27,437)	(1,115,245)	(23,920)

Accumulated revenue		23,003,492	337,852	22,952,663	337,621
Less: Progress billings		(23,105,488)	(328,349)	(23,157,151)	(338,991)
Others		(8,848)	3,085	2,909	7,052

	~~W~~	(110,844)	12,588	(201,579)	5,682

(b)	Details of due from customers for contract work and due to customers for contract work related to construction as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017			December 31, 2016
	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	738,945	65,602	894,181	70,123
Due to customers for contract work		(849,789)	(53,014)	(1,095,760)	(64,441)

	~~W~~	(110,844)	12,588	(201,579)	5,682

(c)	Details of the provisions of construction loss as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Construction segment	~~W~~	82,508	143,159
Others		3,428	3,524

	~~W~~	85,936	146,683

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(d)	Due to the factors causing the variation of costs for the six-month period ended June 30, 2017, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit or loss for the six-month period ended June 30, 2017 and future periods are as follows:

(in millions of Won)	Changes in estimated		Changes in profit (loss) of construction contract
	total contract costs		Net income (loss)	Future income (loss)	Total
Construction segment	~~W~~	11,341	6,561	596	7,157
Others		796	1,560	(613)	947

	~~W~~	12,137	8,121	(17)	8,104

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contracts as of June 30, 2017. The estimation is evaluated for the total contract cost and expected total contract revenue as of the end of the period. Also, it may change during future periods.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments in the course of construction, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Construction revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

27.	Selling and Administrative Expenses

Administrative expenses and selling expenses for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

(a)	Administrative expenses

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Wages and salaries	~~W~~	175,978	185,260	385,271	393,231
Expenses related to post-employment benefits		16,452	24,246	38,858	45,955
Other employee benefits		38,807	43,314	79,400	89,797
Travel		10,236	9,793	19,074	20,494
Depreciation		22,997	25,339	47,019	52,006
Amortization		36,263	30,624	72,535	67,201
Communication		2,667	2,609	5,479	5,418
Electricity expenses		1,509	1,981	2,678	4,074
Taxes and public dues		23,242	23,279	43,565	40,486
Rental		17,374	28,683	33,710	50,834
Repairs		2,414	2,571	4,236	5,518
Entertainment		2,622	3,141	5,448	6,714
Advertising		34,622	20,868	58,427	37,715
Research & development		24,819	30,000	50,378	50,789
Service fees		44,742	37,134	95,930	84,074
Vehicles maintenance		2,063	2,667	4,191	5,142
Industry association fee		2,578	3,041	5,991	6,621
Conference		3,566	3,353	6,743	6,742
Increase to provisions		2,988	1,707	6,201	4,903
Bad debt expenses		31,933	38,450	57,904	25,724
Others		8,191	9,102	15,161	19,960

	~~W~~	506,063	527,162	1,038,199	1,023,398

(b)	Selling expenses

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Freight and custody expenses	~~W~~	336,647	322,037	665,574	665,254
Operating expenses for distribution center		2,507	2,525	5,113	5,105
Sales commissions		14,438	21,401	28,383	42,350
Sales advertising		821	379	1,142	1,000
Sales promotion		3,038	931	5,537	4,731
Sample		484	636	1,007	1,417
Sales insurance premium		8,858	7,696	17,799	14,390
Contract cost		12,083	6,010	12,681	11,223
Others		4,874	1,733	7,471	3,310

	~~W~~	383,750	363,348	744,707	748,780

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

28.	Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Finance income
Interest income	~~W~~	37,740	40,135	78,159	92,663
Dividend income		27,252	6,587	69,265	27,266
Gain on foreign currency transactions		176,347	234,927	396,875	513,445
Gain on foreign currency translations		(136,064)	(63,306)	289,465	178,582
Gain on derivatives transactions		51,848	62,625	109,857	177,011
Gain on valuations of derivatives		(23,609)	(30,788)	65,523	94,569
Gain on disposals of available-for-sale investments		97,114	2,180	97,114	2,401
Others		1,804	1,758	6,378	2,476

	~~W~~	232,432	254,118	1,112,636	1,088,413

Finance costs
Interest expenses	~~W~~	159,810	165,748	328,419	343,088
Loss on foreign currency transactions		177,289	269,856	392,852	538,291
Loss on foreign currency translations		(112,827)	13,354	192,569	305,973
Loss on derivatives transactions		52,880	62,371	107,058	191,264
Loss on valuation of derivatives		(32,188)	44,281	146,220	126,414
Impairment losses on available-for-sale investments		55,219	196,183	59,178	225,674
Others		14,623	11,619	35,590	19,647

	~~W~~	314,806	763,412	1,261,886	1,750,351

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

29.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	1,073	2,831	1,179	22,184
Gain on disposals of investment in subsidiaries, associates and joint ventures		5,310	4,516	54,981	6,373
Gain on disposals of property, plant and equipment		13,448	6,751	18,619	17,935
Gain on disposals of intangible assets		15,480	487	21,990	571
Reversal of Other bad debt expenses		75	6,099	75	6,099
Gain on insurance proceeds		813	12,420	1,606	14,199
Others		9,459	41,237	25,645	58,157

	~~W~~	45,658	74,341	124,095	125,518

Other non-operating expenses
Impairment losses on assets held for sale	~~W~~	—	6,325	—	6,325
Loss on disposals of investment in subsidiaries, associates and joint ventures		831	807	20,319	1,715
Loss on disposals of property, plant and equipment		46,810	28,452	78,069	43,962
Impairment losses on property, plant and equipment		632	7,290	7,573	7,290
Impairment losses on intangible assets		20,343	2,081	20,365	2,525
Contribution to provisions		(1,449)	4,956	1,468	19,645
Other bad debt expenses		9,908	5,820	33,035	8,541
Donations		933	3,374	17,457	18,172
Idle tangible assets expenses		3,673	1,491	5,927	2,423
Others		22,844	26,351	43,460	39,670

	~~W~~	104,525	86,947	227,673	150,268

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

30.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Raw meterial used, changes in inventoreis and others	~~W~~	8,603,259	6,837,165	17,257,508	13,806,425
Employee benefits expenses		826,322	991,089	1,652,577	1,818,770
Outsourced processing cost		1,732,835	1,871,329	3,325,416	3,611,188
Electricity expenses		222,186	247,885	468,320	527,065
Depreciation(*1)		709,212	708,947	1,440,457	1,416,361
Amortization		99,565	86,864	202,146	184,445
Freight and custody expenses		336,647	322,037	665,574	665,254
Sales commissions		14,438	21,401	28,383	42,350
Loss on disposals of property, plant and equipment		46,810	28,452	78,069	43,962
Impairment losses on property, plant and equipment		632	7,290	7,573	7,290
Impairment losses on goodwill and intangible assets		20,343	2,081	20,365	2,525
Donations		933	3,374	17,457	18,172
Others		1,456,638	1,137,903	2,741,339	1,986,764

	~~W~~	14,069,820	12,265,817	27,905,184	24,130,571

(*1)	Includes depreciation expense of investment property.

31.	Income Taxes

The effective tax rates of the Company for the six-month periods ended June 30, 2017 and 2016 were 28.19% and 31.28%, respectively. The effective tax rates for the six-month period ended June 30, 2017 and 2016 were higher than the statutory tax rate of 24.2% for the controlling company mainly due to the effect of deductible temporary difference in the Company’s investments in subsidiaries and associates, for which no deferred tax assets are recognized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

32.	Earnings per Share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

(in Won except per share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Profit attributable to controlling interest	~~W~~	512,808,767,975	291,654,126,047	1,363,737,028,037	651,325,016,303
Interests of hybrid bonds		(7,877,385,203)	(8,073,975,372)	(16,298,038,354)	(16,474,401,438)

		504,931,382,772	283,580,150,675	1,347,438,989,683	634,850,614,865
Weighted-average number of common shares outstanding (*1)		79,998,476	79,996,105	79,998,084	79,995,921

Basic and diluted earnings per share	~~W~~	6,312	3,545	16,843	7,936

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	For the three-month periods ended June 30		For the six-month periods ended June 30
(Share)	2017	2016	2017	2016
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,188,359)	(7,190,730)	(7,188,751)	(7,190,914)

Weighted-average number of common shares outstanding	79,998,476	79,996,105	79,998,084	79,995,921

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2017 and 2016, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

33.	Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the six-month periods ended June 30, 2017 and 2016 were as follows:

1)	For the six-month period ended June 30, 2017

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1,778	44	—	80,775	—	4,528
POSCO Processing & Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		205,803	3,533	—	—	5,165	22
POSCO ICT(*4)		791	5,077	—	145,916	13,894	86,413
eNtoB Corporation		1	30	155,121	1,502	17	13,138
POSCO CHEMTECH		173,162	21,064	231,609	15,721	141,196	6,259
POSCO ENERGY CO., LTD.		83,310	698	—	—	—	—
POSCO DAEWOO Corporation		2,458,294	35,155	211,854	221	16,755	1,249
POSCO Thainox Public Company Limited		109,055	9,780	6,130	—	—	—
POSCO America Corporation		203,013	—	90	—	—	75
POSCO Canada Ltd.		218	349	142,566	—	—	—
POSCO Asia Co., Ltd.		1,000,653	610	232,150	194	764	1,575
Qingdao Pohang Stainless Steel Co., Ltd.		81,685	—	—	—	—	28
POSCO JAPAN Co., Ltd.		754,062	—	13,481	—	—	739
POSCO MEXICO S.A. DE C.V.		176,937	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		219,889	—	—	—	—	32
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		100,616	—	—	—	—	—
Others		563,923	7,039	137,576	16,730	115,190	49,604

		6,431,971	83,380	1,244,205	265,654	301,290	164,066

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		453	46	3,742	202,905	10,333	15,965
SNNC		2,657	284	244,116	—	—	1
POSCO-SAMSUNG-Slovakia Processing Center		23,459	—	—	—	—	—
Roy Hill Holdings Pty Ltd.		—	—	362,734	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	150,097	—	—	—
Others		6,871	39,846	44,626	—	—	1

		33,440	40,176	805,315	202,905	10,333	15,967

	~~W~~	6,465,411	123,556	2,049,520	468,559	311,623	180,033

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of June 30, 2017, the Company provided guarantees to related parties (Note 34).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

2)	For the six-month period ended June 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	27,360	16,629	—	153,331	—	16,046
POSCO Processing & Service		478,627	5,777	252,080	—	—	872
POSCO COATED & COLOR STEEL Co., Ltd.		153,329	2,560	—	—	6,491	56
POSCO ICT		686	292	—	81,440	17,783	81,535
eNtoB Corporation		—	—	122,429	4,164	56	8,923
POSCO CHEMTECH		159,436	18,012	246,706	6,603	141,213	3,334
POSCO ENERGY CO., LTD.		93,103	652	—	—	—	—
POSCO TMC Co., Ltd.		146,761	—	1	—	1,024	677
POSCO AST		152,108	1	—	—	19,695	922
POSCO DAEWOO Corporation		1,561,031	34,341	37,172	—	—	132
POSCO Thainox Public Company Limited		114,947	2,857	4,237	—	—	23
POSCO America Corporation		285,368	—	—	—	—	—
POSCO Canada Ltd.		—	—	63,481	—	—	—
POSCO Asia Co., Ltd.		900,391	123	164,289	49	291	722
Qingdao Pohang Stainless Steel Co., Ltd.		60,924	—	—	—	—	419
POSCO JAPAN Co., Ltd.		514,806	—	12,211	368	54	994
POSCO MEXICO S.A. DE C.V.		111,181	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		192,584	—	—	—	—	57
Others		483,015	9,818	107,676	31,185	104,837	50,836

		5,435,657	91,062	1,010,282	277,140	291,444	165,548

Associates and joint ventures
SeAH Changwon Integrated Special Steel		20	—	887	—	517	—
POSCO PLANTEC Co., Ltd.		1,854	25	1,812	92,003	8,170	4,869
SNNC		2,400	697	205,899	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		16,569	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		18,227	4,610	28,298	—	—	—

		39,070	34,629	236,896	92,003	8,687	4,869

	~~W~~	5,474,727	125,691	1,247,178	369,143	300,131	170,417

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(b)	Significant transactions between the controlling company and related companies for the three-month periods ended June 30, 2017 and 2016 were as follows:

1)	For the three-month period ended June 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1,007	16	—	42,821	—	142
POSCO COATED & COLOR STEEL Co., Ltd.		100,614	119	—	—	2,702	—
POSCO ICT		490	7	—	100,638	6,994	42,033
eNtoB Corporation		1	—	75,597	183	7	7,973
POSCO CHEMTECH		90,575	5,464	116,066	12,567	70,148	628
POSCO ENERGY CO., LTD.		39,855	331	—	—	—	—
POSCO DAEWOO Corporation		1,425,056	—	141,381	192	12,385	647
POSCO Thainox Public Company Limited		56,888	9,780	2,914	—	—	—
POSCO America Corporation		103,168	—	90	—	—	39
POSCO Canada Ltd.		218	320	82,568	—	—	—
POSCO Asia Co., Ltd.		475,664	54	164,589	—	573	598
Qingdao Pohang Stainless Steel Co., Ltd.		44,833	—	—	—	—	2
POSCO JAPAN Co., Ltd.		398,464	—	7,117	—	—	499
POSCO MEXICO S.A. DE C.V.		96,387	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		123,505	—	—	—	—	11
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		44,747	—	—	—	—	—
Others		274,699	635	93,722	5,418	57,750	26,114

		3,276,171	16,726	684,044	161,819	150,559	78,686

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		350	5	2,955	108,239	5,299	6,249
SNNC		1,390	133	122,307	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		10,483	—	—	—	—	—
Roy Hill Holdings Pty Ltd.		—	—	206,485	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	73,156	—	—	—
Others		3,058	27,402	20,895	—	—	—

		15,281	27,540	425,798	108,239	5,299	6,249

	~~W~~	3,291,452	44,266	1,109,842	270,058	155,858	84,935

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

2)	For the three-month period ended June 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	25,818	26	—	41,743	—	3,684
POSCO Processing & Service		254,568	—	153,745	—	—	627
POSCO COATED & COLOR STEEL Co., Ltd.		79,387	1	—	—	3,247	24
POSCO ICT		385	201	—	57,129	11,154	37,228
eNtoB Corporation		—	—	63,646	3,529	36	5,385
POSCO CHEMTECH		70,366	5,430	118,684	4,367	71,274	1,549
POSCO ENERGY CO., LTD.		47,919	344	—	—	—	—
POSCO TMC Co., Ltd.		77,021	—	—	—	556	366
POSCO AST		76,475	—	—	—	11,192	178
POSCO DAEWOO Corporation		767,009	—	13,367	—	—	—
POSCO Thainox Public Company Limited		59,981	2,857	2,280	—	—	23
POSCO America Corporation		160,552	—	—	—	—	—
POSCO Canada Ltd.		—	—	38,704	—	—	—
POSCO Asia Co., Ltd.		419,542	123	105,303	49	270	544
Qingdao Pohang Stainless Steel Co., Ltd.		36,386	—	—	—	—	190
POSCO JAPAN Co., Ltd.		242,575	—	6,520	—	26	842
POSCO MEXICO S.A. DE C.V.		33,181	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		91,102	—	—	—	—	57
Others		271,562	1,575	61,975	16,427	54,072	31,586

		2,713,829	10,557	564,224	123,244	151,827	82,283

Associates and joint ventures
SeAH Changwon Integrated Special Steel		15	—	435	—	379	—
POSCO PLANTEC Co., Ltd.		758	5	980	48,694	4,153	2,134
SNNC		1,175	531	98,109	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		8,714	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		14,581	1,540	15,483	—	—	—

		25,243	31,373	115,007	48,694	4,532	2,134

	~~W~~	2,739,072	41,930	679,231	171,938	156,359	84,417

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(c)	The related account balances of significant transactions between the controlling company and related companies as of June 30, 2017 and December 31, 2016 are as follows:

1)	June 30, 2017

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	14	1,454	1,468	—	17,279	358	17,637
POSCO COATED & COLOR STEEL Co., Ltd.		50,384	81	50,465	—	5	1,577	1,582
POSCO ICT		—	56	56	806	81,112	2,130	84,048
eNtoB Corporation		—	—	—	10,610	18,128	15	28,753
POSCO CHEMTECH		31,715	3,315	35,030	58,473	12,825	17,409	88,707
POSCO ENERGY CO., LTD.		14,448	492	14,940	—	—	1,425	1,425
POSCO DAEWOO Corporation		385,408	1	385,409	2,203	1,953	4,489	8,645
POSCO Thainox Public Company Limited		56,888	—	56,888	834	—	—	834
POSCO America Corporation		20,035	—	20,035	—	90	—	90
POSCO Asia Co., Ltd.		385,989	81	386,070	10,278	—	—	10,278
Qingdao Pohang Stainless Steel Co., Ltd.		33,028	—	33,028	—	—	—	—
POSCO MEXICO S.A. DE C.V.		116,595	—	116,595	—	—	—	—
POSCO Maharashtra Steel Private Limited		378,806	9	378,815	—	—	—	—
Others		371,304	3,839	375,143	27,510	17,743	26,187	71,440

		1,844,614	9,328	1,853,942	110,714	149,135	53,590	313,439

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		19	3	22	3,914	19,548	—	23,462
SNNC		240	52	292	31,513	—	—	31,513
Others		689	22,184	22,873	17,906	—	—	17,906

		948	22,239	23,187	53,333	19,548	—	72,881

	~~W~~	1,845,562	31,567	1,877,129	164,047	168,683	53,590	386,320

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

2)	December 31, 2016

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	3	3,359	3,362	—	9,825	515	10,340
POSCO Processing & Service		207,744	178	207,922	1,085	5,367	5,184	11,636
POSCO COATED & COLOR STEEL Co., Ltd.		48,716	324	49,040	—	5	1,600	1,605
POSCO ICT		—	128	128	1,062	89,382	6,074	96,518
eNtoB Corporation		—	—	—	9,948	29,310	15	39,273
POSCO CHEMTECH		27,253	3,868	31,121	54,702	11,870	19,282	85,854
POSCO ENERGY CO., LTD.		18,701	2,012	20,713	—	—	1,425	1,425
POSCO DAEWOO Corporation		182,700	11,184	193,884	460	183	49	692
POSCO Thainox Public Company Limited		62,034	8	62,042	—	224	—	224
POSCO America Corporation		10,008	—	10,008	—	—	—	—
POSCO Asia Co., Ltd.		375,823	7	375,830	25,101	—	—	25,101
Qingdao Pohang Stainless Steel Co., Ltd.		25,386	—	25,386	—	5	—	5
POSCO MEXICO S.A. DE C.V.		114,166	—	114,166	—	—	—	—
POSCO Maharashtra Steel Private Limited		208,737	2,512	211,249	—	—	—	—
Others		333,031	2,461	335,492	17,374	46,455	26,974	90,803

		1,614,302	26,041	1,640,343	109,732	192,626	61,118	363,476

Associates and jointventures
POSCO PLANTEC Co., Ltd.		30	9	39	2,125	39,647	—	41,772
SNNC		223	26	249	40,201	—	—	40,201
Others		800	1	801	991	17,685	—	18,676

		1,053	36	1,089	43,317	57,332	—	100,649

	~~W~~	1,615,355	26,077	1,641,432	153,049	249,958	61,118	464,125

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the six-month periods ended June 30, 2017 and 2016 were as follows:

1)	For the six-month period ended June 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	11,759	—	19	2,876
New Songdo International City Development, LLC		129,840	—	—	30
SNNC		15,352	—	—	2,603
Chuncheon Energy Co., Ltd.		53,496	5	—	—
Noeul Green Energy Co., Ltd.		6,083	—	—	1,119
VSC POSCO Steel Corporation		13,177	—	95	—
USS-POSCO Industries		7,430	54	1,089	—
CSP - Compania Siderurgica do Pecem		69,290	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		25,100	—	28,044	—
LLP POSUK Titanium		—	—	3,972	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		2	—	9,490	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		12,168	—	—	—
PT. Batutua Tembaga Raya		—	—	8,650	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		17,886	—	74	—
Zhangjiagang Pohang Refractories Co., Ltd.		—	—	86	1,429
Sebang Steel		441	—	13,229	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		43,764	—	—	—
DMSA/AMSA		—	—	22,019	—
South-East Asia Gas Pipeline Company Ltd.		—	34,541	—	—
Others		132,398	21,836	9,721	4,189

	~~W~~	538,186	56,436	96,488	12,246

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

2)	For the six-month period ended June 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	13,926	—	20,632	—
POSCO PLANTEC Co., Ltd.		6,344	—	1,606	1,608
New Songdo International City Development, LLC		128,333	—	—	8
SNNC		9,176	—	18,368	5,083
Posco e&c Songdo International Building		2,822	—	—	12,847
Chuncheon Energy Co., Ltd.		196,179	—	—	—
VSC POSCO Steel Corporation		23,025	48	513	—
USS-POSCO Industries		166,976	—	494	—
CSP - Compania Siderurgica do Pecem		7,901	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		31,776	—	35,000	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	17,643	—
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		6,156	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,742	—	20	—
Zhangjiagang Pohang Refractories Co., Ltd.		125	14	215	1,195
Sebang Steel		—	—	13,094	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		53,011	—	3,535	—
DMSA/AMSA		—	—	42,852	—
South-East Asia Gas Pipeline Company Ltd.		—	59,068	—	—
Others		117,700	2,874	13,065	422

	~~W~~	777,192	62,004	167,037	21,163

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended June 30, 2017 and 2016 were as follows:

1)	For the three-month period ended June 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,684	—	10	1,803
New Songdo International City Development, LLC		72,483	—	—	19
SNNC		3,004	—	—	870
Chuncheon Energy Co., Ltd.		20,989	5	—	—
Noeul Green Energy Co., Ltd.		4,308	—	—	813
VSC POSCO Steel Corporation		2,000	—	13	—
USS-POSCO Industries		—	7	659	—
CSP - Compania Siderurgica do Pecem		28,809	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,679	—	14,391	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		2	—	3,705	—
POS-SEAHSTEELWIRE (TIANJIN) CO., Ltd		4,856	—	—	—
PT. Batutua Tembaga Raya		—	—	5,939	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		7,015	—	52	—
Zhangjiagang Pohang Refractories Co., Ltd.		—	—	40	568
Sebang Steel		441	—	6,269	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		192	—	—	—
DMSA/AMSA		—	—	9,273	—
South-East Asia Gas Pipeline Company Ltd.		—	15,093	—	—
Others		109,676	18,170	5,941	3,318

	~~W~~	269,138	33,275	46,292	7,391

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

2)	For the three-month period ended June 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	7,482	—	9,978	—
POSCO PLANTEC Co., Ltd.		3,302	—	1,565	465
New Songdo International City Development, LLC		79,921	—	—	—
SNNC		3,606	—	8,284	4,709
Posco e&c Songdo International Building		1,411	—	—	6,423
Chuncheon Energy Co., Ltd.		87,169	—	—	—
VSC POSCO Steel Corporation		14,646	48	61	—
USS-POSCO Industries		96,067	—	334	—
CSP - Compania Siderurgica do Pecem		(80,089)	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		16,112	—	15,884	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	7,379	—
POS-SEAHSTEELWIRE (TIANJIN) CO., Ltd		3,007	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		6,547	—	5	—
Zhangjiagang Pohang Refractories Co., Ltd.		33	—	22	646
Sebang Steel		—	—	7,884	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		30,827	—	419	—
DMSA/AMSA		—	—	12,485	—
South-East Asia Gas Pipeline Company Ltd.		—	7,143	—	—
Others		62,679	595	7,169	275

	~~W~~	332,720	7,786	71,469	12,518

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(f)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of June 30, 2017 and December 31, 2016 are as follows:

1)	June 30, 2017

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	2,028	—	—	2,028	2,615	11,336	13,951
New Songdo International City Development, LLC		388,482	354,564	5,725	748,771	—	17	17
Chuncheon Energy Co., Ltd.		28,457	—	254	28,711	—	1,185	1,185
VSC POSCO Steel Corporation		1,018	—	—	1,018	—	—	—
USS-POSCO Industries		—	—	—	—	245	—	245
Nickel Mining Company SAS		—	60,822	388	61,210	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		59,904	56,980	1,579	118,463	—	870	870
CSP - Compania Siderurgica do Pecem		222,513	—	138,985	361,498	—	121,954	121,954
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		—	5,698	5	5,703	2,384	—	2,384
PT. Batutua Tembaga Raya		—	35,899	—	35,899	115	—	115
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		6,365	6,838	39	13,242	62	—	62
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		6,044	—	—	6,044	—	559	559
DMSA/AMSA		—	82,431	1,519	83,950	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	238,793	8,916	247,709	—	—	—
Others		131,522	152,423	7,144	291,089	1,167	501	1,668

	~~W~~	846,333	994,448	164,554	2,005,335	6,588	136,422	143,010

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

2)	December 31, 2016

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,709	—	6	4,715	2,718	8,521	11,239
New Songdo International City Development, LLC		255,822	—	5,725	261,547	—	—	—
Chuncheon Energy Co., Ltd.		12,142	—	—	12,142	—	3,171	3,171
VSC POSCO Steel Corporation		5,265	—	—	5,265	—	—	—
USS-POSCO Industries		583	—	—	583	75	—	75
Nickel Mining Company SAS		133	60,425	116	60,674	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		62,814	60,425	1,643	124,882	—	875	875
CSP - Compania Siderurgica do Pecem		224,760	—	149,700	374,460	—	109,272	109,272
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		3,279	6,647	6	9,932	1,365	—	1,365
PT. Batutua Tembaga Raya		—	38,120	—	38,120	2,293	—	2,293
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		9,292	8,460	43	17,795	40	—	40
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		100,367	—	—	100,367	—	—	—
DMSA/AMSA		—	90,638	—	90,638	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	276,605	48	276,653	—	—	—
Others		184,402	142,812	6,593	333,807	4,615	750	5,365

	~~W~~	863,568	684,132	163,880	1,711,580	11,106	122,589	133,695

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(g)	Significant financial transactions between the Company, excluding the controlling company, and related companies for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

1)	June 30, 2017

(in millions of Won)	Beginning		Lend	Collect	Others(*3)	Ending
Associates and joint ventures
METAPOLIS Co.,Ltd.	~~W~~	13,270	—	—	—	13,270
New Songdo International City Development, LLC		—	354,564	—	—	354,564
DMSA/AMSA(*1)		90,638	1,500	—	(9,707)	82,431
South-East Asia Gas Pipeline Company Ltd.		276,605	—	(22,793)	(15,019)	238,793
PT. Batutua Tembaga Raya		38,120	—	—	(2,221)	35,899
PT. Tanggamus Electric Power		3,606	—	—	(205)	3,401
PT. Wampu Electric Power		5,761	—	—	(329)	5,432
PT. POSMI Steel Indonesia		4,834	—	—	(276)	4,558
Nickel Mining Company SAS		60,425	—	—	397	60,822
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		60,425	—	—	(3,445)	56,980
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,647	—	(577)	(372)	5,698
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		7,251	—	—	(413)	6,838
Hamparan Mulya		3,626	—	—	(207)	3,419
POS-SEAHSTEELWIRE (TIANJIN) CO., Ltd		5,438	—	(5,438)	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		8,460	—	(1,142)	(480)	6,838
POS-SeaAH Steel Wire (Thailand) Co., Ltd.		7,251	—	—	(413)	6,838
AMCI (WA) PTY LTD		91,775	1,680	—	397	93,852
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD.(*2)		—	—	—	5,698	5,698
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD.(*2)		—	—	—	9,117	9,117

	~~W~~	684,132	357,744	(29,950)	(17,478)	994,448

(*1)	During the six-month period ended June 30, 2017, loans amounting to ~~W~~4,310 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	During the six-month period ended June 30, 2017, it was newly classified to joint venture.
(*3)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

2)	December 31, 2016

(in millions of Won)	Beginning		Lend	Collect	Others(*3)	Ending
Associates and jointventures
METAPOLIS Co., Ltd.	~~W~~	26,000	—	(12,730)	—	13,270
Posco e&c Songdo International Building(*1)		—	298,865	—	(298,865)	—
DMSA/AMSA(*2)		99,854	11,774	—	(20,990)	90,638
South-East Asia Gas Pipeline Company Ltd.		283,954	27,087	(43,080)	8,644	276,605
PT. Batutua Tembaga Raya		36,830	—	—	1,290	38,120
PT. Tanggamus Electric Power		2,359	1,174	—	73	3,606
PT. Wampu Electric Power		4,454	1,169	—	138	5,761
PT. POSMI Steel Indonesia		4,688	—	—	146	4,834
Nickel Mining Company SAS		17,580	40,594	—	2,251	60,425
POSK(Pinghu) Steel Processing Center Co., Ltd.		5,743	5,683	(11,366)	(60)	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		58,600	—	—	1,825	60,425
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,782	—	(4,471)	336	6,647
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		—	6,959	—	292	7,251
Hamparan Mulya		3,516	—	—	110	3,626
POS-SEAHSTEELWIRE (TIANJIN)CO., Ltd		5,274	—	—	164	5,438
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		11,720	—	(3,480)	220	8,460
POS-SeAH Steel Wire (Thailand) Co., Ltd.		—	6,959	—	292	7,251
AMCI (WA) PTY LTD		85,168	4,665	—	1,942	91,775

	~~W~~	656,522	404,929	(75,127)	(302,192)	684,132

(*1)	During the year ended December 31, 2016, it was classified as a subsidiary from an associate.
(*2)	During the year ended December 31, 2016, loans amounting to ~~W~~24,624 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*3)	Includes adjustments of foreign currency translation differences and others.

(h)	For the six-month periods ended June 30, 2017 and 2016, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2017		June 30, 2016
Short-term benefits	~~W~~	62,334	47,077
Long-term benefits		5,684	8,869
Retirement benefits		7,649	9,480

	~~W~~	75,667	65,426

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

34.	Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of June 30, 2017 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	National Australia Bank and others	USD	100,000,000	113,960	100,000,000	113,960
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	166,982	131,874,750	150,284
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & CO Co.,Ltd.(SPC)	THB	5,501,000,000	184,394	5,501,000,000	184,394
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	649,853,000	740,572	380,525,400	433,645
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	160,000,000	182,336	160,000,000	182,336
	POSCO SS VINA CO., LTD.	Export-Import Bank of Korea and others	USD	354,351,050	403,818	329,506,159	375,505
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	74,074	16,250,000	18,519
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	223,362	196,000,000	223,362
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,538,803	1,199,179,131	1,366,585
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	BTMU and others	CNY	760,500,000	127,604	760,500,000	127,604
POSCO DAEWOO Corporation	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea	USD	22,140,000	25,231	2,952,000	3,364
	Daewoo Power PNG Ltd.	Export-Import Bank of Korea	USD	54,400,000	61,994	54,400,000	61,994
	Daewoo Textile LLC	Export-Import Bank of Korea	USD	6,000,000	6,838	6,000,000	6,838
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	16,698	14,652,750	16,698
	POSCO DAEWOO INDIA PVT., LTD.	Shinhan Bank and others	USD	272,400,000	310,427	221,542,729	252,470
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	120,750,000	137,607	104,250,000	118,804
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	138,000,000	157,265	138,000,000	157,265
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	18,803	16,500,000	18,803
	POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	HSBC	USD	100,000,000	113,960	100,000,000	113,960
	POSCO ENGINEERING (THAILAND) CO., LTD.	POSCO Asia Co., Ltd.	USD	39,451,000	44,958	39,451,000	44,958
	POSCO Engineering and Construction India Private Limited	Woori Bank	USD	2,100,000	2,393	2,100,000	2,393
	PT PEN INDONESIA	POSCO Asia Co., Ltd.	USD	5,000,000	5,698	5,000,000	5,698
	PT.POSCO E&C INDONESIA	BNP Indonesia	IDR	79,000,000,000	6,755	79,000,000,000	6,755
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	1,800,000	2,051	1,800,000	2,051
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	KEB Bank	USD	33,600,000	38,291	22,588,235	25,742
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd. and others	USD	13,986,947	15,940	13,986,947	15,940
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	220,968	145,478,302	165,787

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	478,632	420,000,000	478,632
		BNDES	BRL	464,060,000	160,050	464,060,000	160,050
	LLP POSUK Titanium	SMBC	USD	15,000,000	17,094	15,000,000	17,094
POSCO DAEWOO Corporation	GLOBAL KOMSCO Daewoo LLC	ICBC	USD	8,225,000	9,373	8,225,000	9,373
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	340,000	340,000	313,500	313,500
POSCO ICT	Incheon-Gimpo Expressway Co., Ltd.	KDB Bank	KRW	100,000	100,000	100,000	100,000
	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	KEB Bank	USD	1,140,000	1,299	1,140,000	1,299
	PT.INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	3,900,000	4,444	3,900,000	4,444
[Others]
POSCO DAEWOO Corporation	Ambatovy Project Investments Ltd. and others	Export-Import Bank of Korea	USD	87,272,727	99,456	36,472,670	41,564
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO., LTD and others	Others	KRW	975,100	975,100	371,398	371,398
	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	65,493,500	74,636	52,065,800	59,334
POSCO ICT	SMS Energy and others	KEB Bank and others	KRW	104,880	104,880	78,173	78,173
	Hyochun CO., LTD	Daegu Bank and others	KRW	39,575	39,575	39,575	39,575
	BLT Enterprise and others	Kyobo Life Insurance Co., Ltd and others	KRW	1,163,585	1,163,585	1,163,585	1,163,585
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank and others	AUD	24,837,721	21,746	24,837,721	21,746
POSCO(Suzhou) Automotive Processing Center Co.,Ltd.	POS INFRA AUTO	KDB Bank	USD	405,000	462	405,000	462

			USD	4,658,148,474	5,308,425	3,939,245,873	4,489,163
			KRW	2,799,140	2,799,140	2,142,231	2,142,231
			CNY	760,500,000	127,604	760,500,000	127,604
			THB	5,501,000,000	184,394	5,501,000,000	184,394
			IDR	79,000,000,000	6,755	79,000,000,000	6,755
			AUD	24,837,721	21,746	24,837,721	21,746
			BRL	464,060,000	160,050	464,060,000	160,050

(b)	POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided the completion guarantees for Samsung C&T Corporation amounting to ~~W~~602,553 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION CO., LTD. amounting to ~~W~~316,280 million as of June 30, 2017.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(c)	Other commitments

Details of other commitments of the Company as of June 30, 2017 are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2017, 130 million tons of iron ore and 20 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of June 30, 2017, POSCO entered into commitments for long-term foreign currency borrowings, which are limited up to the amount of USD 8.25 million and USD 6.49 million. The borrowings are related to the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chinabad, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2017, the ending balance of the borrowing amounts to USD 4.09 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of June 30, 2017, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantee of up to USD 2,163 million and uses USD 983 million with Woori Bank and others. Also, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has Korean Won guarantee of up to ~~W~~10,100 million and uses ~~W~~9,585 million with Hana Bank and others.

POSCO ICT	As of June 30, 2017, in relation to contract enforcement, POSCO ICT was provided with ~~W~~140,602 million and ~~W~~35,028 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(d)	Litigation in progress

The Company is involved in 341 lawsuits and claims for alleged damages aggregating to ~~W~~796.2 billion as defendant as of June 30, 2017, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~28.4 billion for 113 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims for which the Company does not believe that it has a present obligation as of June 30, 2017.

(e)	Other contingencies

POSCO	POSCO has provided three blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

POSCO DAEWOO Corporation	As of June 30, 2017, POSCO DAEWOO Corporation has provided 35 blank promissory notes and 16 blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of June 30, 2017, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 36 blank checks and eight blank promissory notes as collateral for agreements and outstanding loans. As of June 30, 2017, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided ~~W~~8,202,431 million of joint guarantee to guarantees of business partners issued by Korea Housing & Urban Guarantee Corporation.

POSCO ICT	As of June 30, 2017, POSCO ICT has provided two blank promissory notes and eight blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

35.	Cash Flows from Operating Activities

Adjustments for operating cash flows for the six-month periods ended June 30, 2017 and 2016 were as follows:

(in millions of Won)		June 30, 2017	June 30, 2016
Trade accounts and notes receivable	~~W~~	(323,970)	391,793
Other receivables		(129,167)	132,397
Inventories		(471,183)	486,263
Other current assets		1,436	(219,003)
Other non-current assets		8,986	4,772
Trade accounts and notes payable		(590,036)	46,288
Other payables		(291,627)	(244,537)
Other current liabilities		(160,689)	197,655
Provisions		(30,864)	(28,592)
Payment of severance benefits		(104,983)	(97,697)
Plan assets		72,121	(49,992)
Other non-current liabilities		(3,958)	9,893

		~~W~~(2,023,934)	629,240

36.	Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments - steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2016.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(a)	Information about reportable segments for the six-month periods ended June 30, 2017 and 2016 was as follows:

1)	For the six-month period ended June 30, 2017

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	14,770,398	10,586,338	3,347,704	1,317,148	30,021,588
Internal revenues		9,086,615	7,278,333	197,798	1,216,783	17,779,529
Inter segment revenue		6,061,273	4,093,758	161,491	1,170,036	11,486,558
Total revenues		23,857,013	17,864,671	3,545,502	2,533,931	47,801,117
Segment profits		1,543,395	93,368	90,099	160,598	1,887,460

2)	For the six-month period ended June 30, 2016

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	12,898,585	7,980,048	3,201,080	1,238,869	25,318,582
Internal revenues		7,762,035	4,278,103	374,046	1,163,873	13,578,057
Inter segment revenue		4,379,843	2,328,140	303,147	1,115,723	8,126,853
Total revenues		20,660,620	12,258,151	3,575,126	2,402,742	38,896,639
Segment profits (loss)		484,196	127,585	(199,535)	16,027	428,273

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the six-month periods ended June 30, 2017 and 2016 were as follows:

(in millions of Won)	June 30, 2017		June 30, 2016
Total profit for reportable segments	~~W~~	1,887,460	428,273
Corporate fair value adjustments		(41,387)	(43,719)
Elimination of inter-segment profits		(339,135)	174,352
Income tax expense		591,676	254,442

Profit before income tax expense	~~W~~	2,098,614	813,348

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2017

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2017, the condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2017, and 2016, the condensed separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2017 and 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2016, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 2, 2017, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2016, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

August 14, 2017

This report is effective as of August 14, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of June 30, 2017 and December 31, 2016

(Unaudited)

(in millions of Won)	Notes	June 30, 2017		December 31, 2016
Assets
Cash and cash equivalents	20	~~W~~	418,273	120,529
Trade accounts and notes receivable, net	4,14,20,31		3,577,626	3,216,209
Other receivables, net	5,20,31		369,468	246,061
Other short-term financial assets	6,20		3,744,657	4,130,963
Inventories	7,28		4,274,774	3,995,291
Assets held for sale	8		393	764
Other current assets	13		38,812	22,859

Total current assets			12,424,003	11,732,676

Long-term trade accounts and notes receivable, net	4,20		11,787	14,040
Other receivables, net	5,20		84,480	87,669
Other long-term financial assets	6,20		2,219,690	2,145,570
Investments in subsidiaries, associates and joint ventures	9		15,256,058	15,031,385
Investment property, net	10		80,146	86,296
Property, plant and equipment, net	11		21,947,433	22,257,409
Intangible assets, net	12		502,135	508,890
Defined benefit assets, net	18		35,884	81,621
Other non-current assets	13		105,730	110,197

Total non-current assets			40,243,343	40,323,077

Total assets		~~W~~	52,667,346	52,055,753

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of June 30, 2017 and December 31, 2016

(Unaudited)

(in millions of Won)	Notes	June 30, 2017		December 31, 2016
Liabilities
Trade accounts and notes payable	20,31	~~W~~	858,516	1,082,927
Short-term borrowings and current installments of long-term borrowings	4,14,20		360,019	364,840
Other payables	15,20,31		756,661	866,074
Other short-term financial liabilities	16,20		15,136	16,508
Current income tax liabilities			303,049	315,530
Provisions	17		16,068	14,154
Other current liabilities	19		50,706	37,219

Total current liabilities			2,360,155	2,697,252

Long-term borrowings, excluding current installments	14,20		3,649,928	3,778,014
Other payables	15,20		82,946	117,310
Other long-term financial liabilities	16,20		72,332	72,742
Deferred tax liabilities			1,156,026	1,015,966
Long-term provisions	17,32		25,691	29,506
Other non-current liabilities	19		22,528	15,516

Total non-current liabilities			5,009,451	5,029,054

Total liabilities			7,369,606	7,726,306

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,156,344	1,156,303
Hybrid bonds	22		996,919	996,919
Reserves	23		509,425	284,240
Treasury shares	24		(1,533,254)	(1,533,468)
Retained earnings			43,685,903	42,943,050

Total equity			45,297,740	44,329,447

Total liabilities and equity		~~W~~	52,667,346	52,055,753

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2017 and 2016

(Unaudited)

		For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won, except per share information)	Notes	2017		2016	2017	2016
Revenue	31	~~W~~	7,134,350	6,009,608	14,201,796	11,776,740
Cost of sales	7,28,31		(6,133,143)	(4,851,019)	(11,976,580)	(9,616,421)

Gross profit			1,001,207	1,158,589	2,225,216	2,160,319
Selling and administrative expenses	25,28,31
Administrative expenses			(210,396)	(228,538)	(426,647)	(424,387)
Selling expenses			(205,813)	(217,317)	(418,143)	(441,084)

Operating profit			584,998	712,734	1,380,426	1,294,848

Finance income and costs	20,26
Finance income			169,534	86,289	512,049	369,249
Finance costs			(60,185)	(390,927)	(323,550)	(633,111)

Other non-operating income and expenses	27,31
Other non-operating income			31,386	26,313	275,319	44,758
Other non-operating expenses	28		(74,963)	(39,035)	(122,814)	(119,067)

Profit before income tax			650,770	395,374	1,721,430	956,677
Income tax expense	29		(141,606)	(84,864)	(372,629)	(200,257)

Profit			509,164	310,510	1,348,801	756,420
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans, net of tax	18		(2,316)	(52,771)	(4,463)	(48,643)
Items that are or may be reclassified subsequently to profit or loss:
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,20,23		185,159	132,926	225,185	129,345

Total comprehensive income		~~W~~	692,007	390,665	1,569,523	837,122

Basic and diluted earnings per share (in Won)	30	~~W~~	6,266	3,781	16,657	9,250

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2017 and 2016

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2016	~~W~~	482,403	1,247,581	996,919	(30,018)	(1,533,898)	41,862,570	43,025,557
Comprehensive income:
Profit		—	—	—	—	—	756,420	756,420
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(48,643)	(48,643)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	129,345	—	—	129,345
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)
Business combination		—	(91,310)	—	—	—	—	(91,310)
Interest of hybrid bonds		—	—	—	—	—	(21,734)	(21,734)
Disposal of treasury shares		—	5	—	—	116	—	121

Balance as of June 30, 2016	~~W~~	482,403	1,156,276	996,919	99,327	(1,533,782)	42,068,639	43,269,782

Balance as of January 1, 2017	~~W~~	482,403	1,156,303	996,919	284,240	(1,533,468)	42,943,050	44,329,447
Comprehensive income:
Profit		—	—	—	—	—	1,348,801	1,348,801
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(4,463)	(4,463)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	225,185	—	—	225,185
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)
Interim dividends		—	—	—	—	—	(119,997)	(119,997)
Interest of hybrid bonds		—	—	—	—	—	(21,501)	(21,501)
Disposal of treasury shares		—	41	—	—	214	—	255

Balance as of June 30, 2017	~~W~~	482,403	1,156,344	996,919	509,425	(1,533,254)	43,685,903	45,297,740

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2017 and 2016

(Unaudited)

(in millions of Won)	Notes	June 30, 2017		June 30, 2016
Cash flows from operating activities
Profit		~~W~~	1,348,801	756,420
Adjustments for:
Costs for defined benefit plans			50,042	55,954
Depreciation			1,038,962	1,019,089
Amortization			44,036	37,111
Finance income			(408,910)	(247,029)
Finance costs			204,453	502,040
Loss on valuation of inventories			32,638	4,013
Gain on disposal of property, plant and equipment			(15,928)	(16,281)
Loss on disposal of property, plant and equipment			70,375	55,646
Impairment losses on property, plant and equipment			5,562	—
Gain on disposal of intangible assets			(21,976)	(483)
Impairment losses on intangible assets			11,822	1,431
Impairment losses on investments in subsidiaries, associates and joint ventures			12,816	35,943
Reversal of impairment loss on investments in subsidiaries, associates and joint ventures			(225,860)	—
Increase to provisions			543	511
Income tax expense			372,629	200,257
Others			2,155	10,131

Changes in operating assets and liabilities	33		(1,121,945)	361,710
Interest received			36,056	43,220
Interest paid			(70,489)	(103,269)
Dividends received			138,078	124,795
Income taxes paid			(311,257)	(213,086)

Net cash provided by operating activities		~~W~~	1,192,603	2,628,123

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2017 and 2016

(Unaudited)

(in millions of Won)	Notes	June 30, 2017		June 30, 2016
Cash flows from investing activities
Proceeds from disposal of short-term financial instruments		~~W~~	9,193,918	8,652,172
Proceeds from disposal of long-term financial instruments			1	—
Proceeds from disposal of available-for-sale investments			209,958	1,232
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			—	1,130
Proceeds from disposal of intangible assets			22,208	2,455
Proceeds from disposal of assets held for sale			450	—
Proceeds from business combination			—	24,250
Acquisition of short-term financial investments			(8,807,162)	(9,405,956)
Acquisition of available-for-sale investments			(11,072)	(17,066)
Acquisition of investments in subsidiaries, associates and joint ventures			(12,368)	(142,928)
Acquisition of property, plant and equipment			(809,611)	(1,008,213)
Payment for disposal of property, plant and equipment			(8,821)	(9,528)
Acquisition of intangible asstes			(38,353)	(25,599)

Net cash used in investing activities		~~W~~	(260,852)	(1,928,051)

Cash flows from financing activities
Proceeds from borrowings			323,504	874,654
Increase in long-term financial liabilities			806	2,630
Repayment of borrowings			(351,251)	(1,503,662)
Decrease in long-term financial liabilities			(5,199)	(3,135)
Payment of cash dividends			(580,129)	(480,012)
Payment of interest of hybrid bonds			(21,740)	(21,860)

Net cash used in financing activities		~~W~~	(634,009)	(1,131,385)

Changes in cash due to foreign currency translation			2	15,268
Net increase (decrease) in cash and cash equivalents			297,744	(416,045)
Cash and cash equivalents
Cash and cash equivalents at beginning of the period			120,529	1,634,106

Cash and cash equivalents at end of the period		~~W~~	418,273	1,218,061

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2017

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through seven of its overseas liaison offices.

As of June 30, 2017, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchange.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2016. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2016.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in note 20.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2016.

Changes in Accounting Policies

The Company has applied the following amendments to standards for the first time for their interim reporting period beginning on January 1, 2017. The Company will apply the accounting policies set out below for their annual reporting period ending December 31, 2017.

(a)	Amendments to K-IFRS No. 1007 “Statement of Cash Flows”

For the year beginning on January 1, 2017, the Company applied the amendments to K-IFRS No. 1007 “Statement of Cash Flows”. K-IFRS No. 1007 requires liabilities related to the cash flows that were classified as a financing activity in the statement of cash flows or will be classified as a financing activity in the future should be disclosed as follows:

•	Fluctuations in financing cash flows

•	Changes in the acquisition or loss of control of a subsidiary or other business

•	Exchange rate effect

•	Fair value changes

•	Other changes

K-IFRS No. 1007 does not require the disclosure of comparative information of prior period, and the Company will disclose the related disclosures in its annual financial statements for the year ending December 31, 2017.

(b)	Amendments to K-IFRS No. 1012 “Income Taxes”

For the year beginning on January 1, 2017, the Company applied the amendments to K-IFRS No. 1012 “Income Taxes”. In accordance with K-IFRS No. 1012, in the case of debt instruments measured at fair value, deferred tax accounting treatment is clarified. The difference between the carrying amount and taxable base amount of the debt liabilities is considered as temporary differences, regardless of the expected recovery method. When reviewing the recoverability of deferred tax assets, the estimated of probable future taxable income may include the recovery of some of the Company’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the Company will recover the asset for more than its carrying amount. In addition, the estimated of probable future taxable income are determined as the amount before considering the deductible effect from reversal of the deductible temporary differences.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

The Company believes that the effect of the amendments to the separate financial statements is not significant. Therefore, the Company has not retrospectively applied the amendments in accordance with the transitional requirements.

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published but are not mandatory for the Company for annual period beginning on January 1, 2017, and the Company has not early adopted them.

(a)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109 “Financial Instruments”, published on September 25, 2015, is effective for annual period beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”. The Company plans to adopt K-IFRS No. 1109 for the year beginning on January 1, 2018.

K-IFRS No. 1109 will generally be applied retrospectively, however the Company plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

Key features of the new standard, K-IFRS No. 1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

The Company has initiated procedures to prepare for changes related to K-IFRS No. 1109, and the Company is proceeding analysis of the impact on the financial statements resulting from the application of K-IFRS No. 1109. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(b)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115 “Revenue from Contracts with Customers”, published on November 6, 2015, is effective for annual period beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, K-IFRS No. 2031 “Revenue-Barter transactions involving advertising services”, K-IFRS No. 2113 “Customer Loyalty Programs”, K-IFRS No. 2115 “Agreements for the construction of real estate”, and K-IFRS No. 2118 “Transfers of assets from customers”. The Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts for the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. The Company plans to adopt K-IFRS No. 1115 in its separate financial statements for the year ending December 31, 2018, however the Company has not determined the transition method.

Existing K-IFRS standards and interpretations including K-IFRS No. 1018 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, K-IFRS No. 1115, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

The Company has initiated procedures to prepare for changes related to K-IFRS No. 1115, and the Company is proceeding analysis of the impact on the financial statements resulting from the application of K-IFRS No. 1115. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Current
Trade accounts and notes receivable	~~W~~	3,595,252	3,231,461
Less: Allowance for doubtful accounts		(17,626)	(15,252)

	~~W~~	3,577,626	3,216,209

Non-current
Trade accounts and notes receivable	~~W~~	17,677	21,671
Less: Present value discount		(5,623)	(7,364)
Less: Allowance for doubtful accounts		(267)	(267)

	~~W~~	11,787	14,040

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~54,874 million and ~~W~~31,370 million as of June 30, 2017 and December 31, 2016, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and recognized as short-term borrowings from financial institutions (Note 14).

5. Other Receivables

Other receivables as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Current
Other accounts receivable	~~W~~	356,839	231,535
Others		18,363	20,235
Less: Allowance for doubtful accounts		(5,734)	(5,709)

	~~W~~	369,468	246,061

Non-current
Long-term loans	~~W~~	23,028	23,183
Long-term other accounts receivable		58,599	61,728
Others		2,853	2,758

	~~W~~	84,480	87,669

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Current
Available-for-sale securities (debt instruments)	~~W~~	450	—
Short-term financial assets(*1)		3,733,922	4,124,150
Cash deposits(*2)		10,285	6,813

	~~W~~	3,744,657	4,130,963

Non-current
Long-term derivative assets	~~W~~	14,055	80,959
Available-for-sale securities (equity instruments)		2,196,416	2,058,240
Available-for-sale securities (others)		9,187	6,338
Cash deposits(*3)		32	33

	~~W~~	2,219,690	2,145,570

(*1)	Short-term financial instruments amounting to ~~W~~1,384 million are levied in relation to pending litigations as of December 31, 2016.
(*2)	Deposits amounting to W10,285 million and ~~W~~6,813 million as of June 30, 2017 and December 31, 2016, respectively, are restricted in relation to government assigned project.
(*3)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(b)	Available-for-sale equity securities as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017								December 31, 2016
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of available-for- sale investments	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	23,835,200	2.51	~~W~~	719,622	615,554	87,187	(191,255)	615,554	644,257
KB Financial group Inc.	11,590,550	2.77		536,517	668,775	299,616	(167,358)	668,775	496,076
Woori Bank	20,280,000	3.00		244,447	374,166	129,719	—	374,166	267,787
Hyundai Heavy Industries Co., Ltd.(*1)	—	—		—	—	—	—	—	214,904
Hyundai Robotics Co., Ltd.(*1)	233,996	1.94		54,420	90,439	69,895	(33,876)	90,439	—
Hyundai Construction Equipment Co., Ltd.(*1)	69,653	1.94		16,199	23,961	17,846	(10,084)	23,961	—
Hyundai Electric & Energy Systems Co., Ltd.(*1)	72,103	1.94		16,769	22,460	16,129	(10,438)	22,460	—
DONGKUK STEEL MILL CO., LTD	1,786,827	1.87		10,471	26,177	15,706	—	26,177	19,744
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	21,632	19,105	(6,403)	21,632	20,064
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	12,263	352	—	12,263	19,355
Others (9 companies)(*2)				80,981	60,413	22,731	(43,299)	60,413	74,526

				1,700,267	1,915,840	678,286	(462,713)	1,915,840	1,756,713

Non-marketable equity securities
Congonhas Minerios S.A.(*3,4)	3,658,394	2.02		221,535	174,037	—	(47,498)	174,037	190,884
Poongsan Special Metal	315,790	5.00		7,657	7,657	—	—	7,657	7,657
HANKUM CO., LTD	21,000	4.99		4,599	4,599	—	—	4,599	4,599
Core-Industry Co., Ltd.	490,000	19.84		4,214	4,214	—	—	4,214	4,214
AJUSTEEL CO., LTD	17,000	4.36		4,165	4,165	—	—	4,165	4,165
Others (39 companies)(*2,3,5)				240,999	85,904	(6,221)	(148,874)	85,904	90,008

				483,169	280,576	(6,221)	(196,372)	280,576	301,527

			~~W~~	2,183,436	2,196,416	672,065	(659,085)	2,196,416	2,058,240

(*1)	Hyundai Heavy Industries Co., Ltd. has been split off into Hyundai Heavy Industries Co., Ltd.(“the surviving Company”), Hyundai Robotics Co., Ltd., Hyundai Construction Equipment Co., Ltd., and Hyundai Electric & Energy Systems Co., Ltd. during the six-month period ended June 30, 2017. After the split-off, the Company sold its share of Hyundai Heavy Industries Co., Ltd. during the six-month period ended June 30, 2017.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(*2)	The Company has recognized ~~W~~720 million and ~~W~~661 million of impairment losses on security of Steel Flower Co., Ltd., and Troika Natural Resources PEF, respectively, due to additional decline in the fair value of the security during the six-month period ended June 30, 2017.
(*3)	The Company has recognized ~~W~~47,498 million and ~~W~~3,920 million of impairment losses on security of Congonhas Minerios S.A. and Asian Clean Energy PEF, respectively, due to prolonged or significant decline in the fair value of the security during the six-month period ended June 30, 2017.
(*4)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*5)	Non-marketable equity securities whose fair values cannot be reliably measured are recorded at cost.

7. Inventories

Inventories as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Finished goods	~~W~~	774,311	696,192
Semi-finished goods		1,192,987	1,092,864
By-products		5,887	4,303
Raw materials		983,301	814,993
Fuel and materials		550,872	535,036
Materials-in-transit		799,561	863,226
Others		493	520

		4,307,412	4,007,134
Less: Allowance for inventories valuation		(32,638)	(11,843)

	~~W~~	4,274,774	3,995,291

The amounts of loss on valuation of inventories recognized within cost of sales during the six-month period ended June 30, 2017 and the year ended December 31, 2016 were ~~W~~32,638 million and ~~W~~11,843 million, respectively.

8. Assets Held for Sale

Assets held for sale as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Property, plant and equipment	~~W~~	393	764

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying values as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)			June 30, 2017			December 31, 2016
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO DAEWOO Corporation(*1)	Korea	Trading	62.90	~~W~~	3,610,164	3,371,481
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO Processing&Service(*1)	Korea	Steel sales and trading	93.95		385,995	624,678
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMTECH	Korea	Refractory manufacturing and sales	60.00		100,535	100,535
POSCO ES MATERIALS CO., LTD.	Korea	Secondary battery active material manufacturing and sales	75.32		83,309	83,000
POSMATE	Korea	Business facility maintenance	57.25		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*2)	Korea	Packing materials manufacturing and sales	48.85		53,651	53,651
POSCO Family Strategy Fund(*3)	Korea	Investment in venture companies	69.91		32,457	45,273
Busan E&E Co,. Ltd.(*4)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (10 companies)					164,755	159,755

					6,490,069	6,497,576

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		813,431	813,431
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		628,845	626,996
POSCO Maharashtra Steel Private Limited(*6)	India	Steel manufacturing and sales	100.00		722,569	665,450
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited(*5)	Thailand	Stainless steel manufacturing and sales	84.93		472,846	246,986
POSCO SS VINA Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		241,426	241,426
POSCO-China Holding Corp.	China	Investment management	100.00		240,430	240,430
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		184,815	184,815
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	84.84		180,072	180,072
POSCO America Corporation	USA	Steel trading	99.45		192,156	192,156
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		130,751	130,751
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		92,800	92,800
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO Electrical Steel India Private Limited(*6)	India	Electrical steel processing and sales	—		—	57,119
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO(Guangdong) coated Steel Co., Ltd.	China	Plate steel sheet manufacturing and sales	87.04		31,299	31,299
Others (34 companies)(*7)					395,424	390,215

					5,778,467	5,545,549

				~~W~~	12,268,536	12,043,125

(*1)	During the six-month period ended June 30, 2017, POSCO Processing&Service spun-off its Steel distribution business and other businesses and the businesses were merged with POSCO DAEWOO Corporation.
(*2)	POSCO M-Tech Co., Ltd. was classified as an investment in a subsidiary as the Company has more than half of the voting rights by virtue of an agreement with Pohang University of Science and Technology, which has 4.72% of ownership in POSCO M-TECH.
(*3)	The Company has recognized ~~W~~12,816 million of impairment loss on security of POSCO Family Strategy Fund due to its carrying amount that significantly exceeded its recoverable amount during the period ended June 30, 2017.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(*4)	As of June 30, 2017, and December 31, 2016 the investment in a subsidiary amounting to ~~W~~30,148 million was provided as collateral in relation to the loan agreements of Busan E&E Co,. Ltd.
(*5)	As of June 30, 2017, the fair value of POSCO Thainox Public Company was increased significantly and the recoverable amount is estimated since there is an objective evidence of a decrease in impairment loss recognized in prior periods. Recoverable amount was determined based on fair value less cost to sell, which was calculated by the stock price as of March 31, 2017. As a result, the Company recognized ~~W~~225,860 million as gain on reversal of impairment loss.
(*6)	During the six-month period ended June 30, 2017, POSCO Maharashtra Steel Private Ltd. merged with POSCO Electrical Steel India Private Limited.
(*7)	During the six-month period ended June 30, 2017, POSCO MPPC S.A. de C.V. merged with POSCO MAPC S.A. de C.V.

(b)	Details of associates and carrying values as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)			June 30, 2017			December 31, 2016
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Korea	Mine investment	28.26	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
Others (6 companies)					23,771	23,771

					293,742	293,742

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
7623704 Canada Inc.(*1)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (5 companies)					38,492	38,387

					363,033	362,928

				~~W~~	656,775	656,670

(*1)	As of June 30, 2017, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(c)	Details of joint ventures and carrying values as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)			June 30, 2017			December 31, 2016
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP – Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		574,708	575,551
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
Others (3 companies)					67,004	67,004

				~~W~~	2,330,747	2,331,590

(*1)	As of June 30, 2017 and December 31, 2016, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to borrowings of the joint venture.

10. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the six-month period ended June 30, 2017

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	34,213	—	(1,853)	32,360
Buildings		46,437	(1,560)	(2,354)	42,523
Structures		5,646	(196)	(187)	5,263

	~~W~~	86,296	(1,756)	(4,394)	80,146

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	35,557	—	(1,344)	34,213
Buildings		47,399	(2,961)	1,999	46,437
Structures		3,796	(283)	2,133	5,646

	~~W~~	86,752	(3,244)	2,788	86,296

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the six-month period ended June 30, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,472,419	—	(3,199)	—	—	1,853	1,471,073
Buildings		2,451,009	1,123	(2,691)	(109,658)	—	88,823	2,428,606
Structures		2,464,391	2,264	(874)	(94,774)	(29)	55,125	2,426,103
Machinery and equipment		13,577,042	25,545	(30,611)	(815,638)	(5,530)	1,033,785	13,784,593
Vehicles		11,316	31	—	(3,931)	—	1,333	8,749
Tools		23,244	830	—	(5,724)	(3)	4,489	22,836
Furniture and fixtures		33,890	283	(11)	(4,610)	—	1,443	30,995
Finance lease assets		77,848	—	—	(2,871)	—	—	74,977
Construction-in-progress		2,146,250	771,598	—	—	—	(1,218,347)	1,699,501

	~~W~~	22,257,409	801,674	(37,386)	(1,037,206)	(5,562)	(31,496)	21,947,433

(*1)	The Company has recognized impairment losses since recoverable amount on Fe powder factory were less than its carrying amount for the six-month period ended June 30, 2017.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, and others.

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,412,715	52	10,273	(248)	—	—	49,627	1,472,419
Buildings		2,566,168	2,100	70,641	(2,074)	(230,235)	(351)	44,760	2,451,009
Structures		2,519,866	3,346	8,630	(1,746)	(189,333)	(916)	124,544	2,464,391
Machinery and equipment		14,014,079	76,671	146,466	(22,768)	(1,607,171)	(57,110)	1,026,875	13,577,042
Vehicles		11,623	1,984	39	(11)	(7,545)	—	5,226	11,316
Tools		23,720	3,329	289	(94)	(10,517)	—	6,517	23,244
Furniture and fixtures		31,820	4,675	237	(32)	(8,897)	(11)	6,098	33,890
Finance lease assets		5,733	76,581	—	—	(4,466)	—	—	77,848
Construction-in-progress		928,426	1,503,749	1,025,516	—	—	—	(1,311,441)	2,146,250

	~~W~~	21,514,150	1,672,487	1,262,091	(26,973)	(2,058,164)	(58,388)	(47,794)	22,257,409

(*1)	The Company has recognized impairment losses since recoverable amounts on production facilities of automotive steel, electric furnace of high mill (2nd) and FINEX 1 plant were less than their carrying amounts for the year ended December 31, 2016.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred to investment property, assets transferred from assets held-for-sale, and others.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the six-month period ended June 30, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	22,671	—	(327)	(2,046)	—	2,558	22,856
Membership(*1)		48,512	—	(235)	—	—	—	48,277
Development expense		102,785	386	—	(29,642)	—	10,576	84,105
Port facilities usage rights		257,348	—	—	(9,272)	—	41,311	289,387
Construction-in-progress		52,925	26,333	—	—	—	(37,811)	41,447
Other intangible assets		24,649	—	(2)	(3,076)	(11,822)	6,314	16,063

	~~W~~	508,890	26,719	(564)	(44,036)	(11,822)	22,948	502,135

(*1)	Economic useful life of memberships is indefinite.
(*2)	The Company has recognized impairment losses on some other intangible assets since the recoverable amounts were less than carrying amounts significantly.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	19,997	—	—	(752)	(3,609)	—	7,035	22,671
Membership(*1)		52,058	—	—	(2,170)	—	294	(1,670)	48,512
Development expense		98,038	2,793	23,033	(60)	(54,523)	—	33,504	102,785
Port facilities usage rights		265,575	—	—	—	(15,260)	—	7,033	257,348
Construction-in-progress		31,951	32,627	6,390	—	—	—	(18,043)	52,925
Other intangible assets		23,143	3,337	235	(488)	(6,263)	—	4,685	24,649

	~~W~~	490,762	38,757	29,658	(3,470)	(79,655)	294	32,544	508,890

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized impairment losses on some memberships since the recoverable amounts were less than carrying amounts. Also, the Company reversed the accumulated impairment losses up to the carrying amounts before recognition of any impairment losses since recoverable amounts of some memberships exceeded the carrying amounts.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

13. Other Assets

Other assets as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Current
Advance payments	~~W~~	9,234	6,692
Prepaid expenses		29,578	16,167

	~~W~~	38,812	22,859

Non-current
Long-term prepaid expenses	~~W~~	5,460	5,654
Others(*1)		100,270	104,543

	~~W~~	105,730	110,197

(*1)	As of June 30, 2017 and December 31, 2016, the Company recognized tax assets amounting to ~~W~~96,419 million and ~~W~~100,693 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years tax audits and claim for rectification are finalized.

14. Borrowings

(a)	Borrowings as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Short-term borrowings
Short-term borrowings	~~W~~	354,874	331,370
Current portion of long-term borrowings		5,145	33,470

	~~W~~	360,019	364,840

Long-term borrowings
Long-term borrowings	~~W~~	5,789	28,997
Debentures		3,655,093	3,762,146
Less: Discount on debentures issued		(10,954)	(13,129)

	~~W~~	3,649,928	3,778,014

(b)	Short-term borrowings as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2017		December 31, 2016
Short-term borrowings	Korea Development Bank	2017.04.10	2017.12.11	1.87	~~W~~	300,000	300,000
Transfers of account receivables that do not qualify for derecognition	–	–	–	–		54,874	31,370

					~~W~~	354,874	331,370

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(c)	Current portion of long-term borrowings as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2017		December 31, 2016
Borrowings	Woori Bank	2010.06.10~ 2011.04.28	2018.03.15~ 2019.03.15	1.75	~~W~~	5,145	12,471
Foreign borrowings	—	—	—	—		—	20,999

					~~W~~	5,145	33,470

(d)	Long-term borrowings excluding current portion, as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual Interest rate (%)	June 30, 2017		December 31, 2016
Borrowings	Woori Bank	2011.04.28	2019.03.15	1.75	~~W~~	1,125	24,051
Foreign borrowings	Korea National Oil Corporation	2007.12.27~ 2009.12.29	2022.06.25~ 2024.12.29	3 year Government bond		4,664	4,946
Debentures	Domestic debentures 304-1 and others	2011.11.28~ 2016.05.03	2018.10.04~ 2023.10.04	1.76~4.12		1,497,506	1,497,022
Foreign debentures	Samurai Bond 13 and others	2010.10.28~ 2013.12.11	2018.12.10~ 2021.12.22	1.35~5.25		2,146,633	2,251,995

					~~W~~	3,649,928	3,778,014

15. Other Payables

Other payables as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Current
Accounts payable	~~W~~	383,168	486,294
Accrued expenses		354,198	361,258
Dividend payable		4,408	4,793
Finance lease liabilities		5,954	5,905
Withholdings		8,933	7,824

	~~W~~	756,661	866,074

Non-current
Long-term accounts payable	~~W~~	336	1,119
Long-term accrued expenses		8,744	36,707
Finance lease liabilities		68,571	71,657
Long-term withholdings		5,295	7,827

	~~W~~	82,946	117,310

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Current
Financial guarantee liabilities	~~W~~	15,136	16,508
Non-current
Derivative liabilities	~~W~~	9,448	—
Financial guarantee liabilities		62,884	72,742

	~~W~~	72,332	72,742

17. Provisions

(a)	Provisions as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	5,838	—	3,985	—
Provision for restoration(*2)		10,230	23,228	10,169	27,009
Provision for litigation(*3)		—	2,463	—	2,497

	~~W~~	16,068	25,691	14,154	29,506

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)	Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs form recovery as provisions for restoration as of June 30, 2017. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.37 ~ 2.49% to assess present value of these costs.
(*3)	The Company has recognized provisions for certain litigations as of June 30, 2017.

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(b)	Changes in provisions for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

1)	For the six-month period ended June 30, 2017

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	3,985	16,549	(14,696)	5,838
Provision for restoration		37,178	543	(4,263)	33,458
Provision for litigation		2,497	—	(34)	2,463

	~~W~~	43,660	17,092	(18,993)	41,759

2)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	7,271	8,365	—	(11,651)	3,985
Provision for restoration		37,112	25,909	(12,475)	(13,368)	37,178
Provision for litigation		411	2,086	—	—	2,497

	~~W~~	44,794	36,360	(12,475)	(25,019)	43,660

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	For the three-month ended June 30			For the six-month periods ended June 30
(in millions of Won)	2017		2016	2017	2016
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	6,726	5,247	12,680	11,118

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities (assets) in the statements of financial position as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Present value of funded obligations	~~W~~	1,068,819	1,065,255
Fair value of plan assets		(1,104,703)	(1,146,876)

Net defined benefit liabilities (assets)	~~W~~	(35,884)	(81,621)

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Defined benefit obligation at the beginning of period	~~W~~	1,065,255	1,023,071
Current service costs		56,156	113,209
Interest costs		9,734	24,136
Remeasurement		1,385	(3,816)
Business combination		—	1,133
Benefits paid		(63,711)	(92,478)

Defined benefit obligation at the end of period	~~W~~	1,068,819	1,065,255

3)	Changes in the fair value of plan assets for the six-month period ended June 30, 2017 and the year ended December 31, 2016 were as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Fair value of plan assets at the beginning of period	~~W~~	1,146,876	1,012,599
Interest on plan assets		15,848	26,259
Remeasurement of plan assets		(4,503)	(4,829)
Contributions to plan assets		—	198,439
Business combination		—	244
Benefits paid		(53,518)	(85,836)

Fair value of plan assets at the end of period	~~W~~	1,104,703	1,146,876

4)	The amounts recognized in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	For the three-month ended June 30			For the six-month periods ended June 30
(in millions of Won)	2017		2016	2017	2016
Current service costs	~~W~~	26,644	28,459	56,156	57,016
Net interest costs		(3,057)	(532)	(6,114)	(1,062)

	~~W~~	23,587	27,927	50,042	55,954

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

19. Other Liabilities

Other liabilities as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Current
Advances received	~~W~~	21,435	6,251
Withholdings		27,233	29,580
Unearned revenue		2,038	1,388

	~~W~~	50,706	37,219

Non-current
Advances received	~~W~~	7,634	—
Unearned revenue		14,894	15,516

	~~W~~	22,528	15,516

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Financial assets at fair value through profit or loss
Derivative assets held for trading	~~W~~	14,055	80,959
Available-for-sale financial assets		2,206,053	2,064,578
Loans and receivables		8,115,706	7,706,575

	~~W~~	10,335,814	9,852,112

2)	Financial liabilities as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	~~W~~	9,448	—
Financial liabilities measured at amortized cost
Trade accounts and notes payable		858,516	1,082,927
Borrowings		4,009,947	4,142,854
Financial guarantee liabilities(*1)		78,020	89,250
Others		800,970	976,574

	~~W~~	5,756,901	6,291,605

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of June 30, 2017. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Zhangjiagang Pohang	BTMU	CNY	260,500,000	43,709	260,500,000	43,709
Stainless Steel Co., Ltd.	Credit Agricole	CNY	305,000,000	51,176	305,000,000	51,176
	SMBC	CNY	195,000,000	32,719	195,000,000	32,719
POSCO Maharashtra	Export-Import Bank of Korea	USD	193,000,000	219,943	111,900,000	127,521
Steel Private Limited	HSBC	USD	110,000,000	125,356	57,000,000	64,957
	DBS	USD	100,000,000	113,960	60,000,000	68,376
	SCB	USD	106,853,000	121,769	65,625,400	74,786
	Citi	USD	60,000,000	68,376	27,000,000	30,769
	ING	USD	80,000,000	91,168	59,000,000	67,236
POSCO ASSAN TST	SMBC	USD	62,527,500	71,256	56,274,750	64,131
STEEL INDUSTRY	ING	USD	60,000,000	68,376	54,000,000	61,538
	BNP	USD	24,000,000	27,350	21,600,000	24,615
POSCO Asia Co., Ltd.	BOC	USD	50,000,000	56,980	50,000,000	56,980
	NAB	USD	50,000,000	56,980	50,000,000	56,980
POSCO MEXICO S.A. DE C.V	BOA	USD	30,000,000	34,188	30,000,000	34,188
	BTMU	USD	30,000,000	34,188	30,000,000	34,188
	CITI BANAMEX	USD	40,000,000	45,584	40,000,000	45,584
	ING	USD	20,000,000	22,792	20,000,000	22,792
	SMBC	USD	40,000,000	45,584	40,000,000	45,584
POSCO SS VINA Co., Ltd.	Export- Import Bank of Korea	USD	249,951,050	284,844	232,466,359	264,919
	BOA	USD	40,000,000	45,584	37,180,000	42,370
	BTMU	USD	40,000,000	45,584	37,180,000	42,370
	DBS	USD	24,400,000	27,806	22,679,800	25,846
POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	223,362	196,000,000	223,362
POSCO VST CO., LTD.	ANZ	USD	25,000,000	28,490	6,250,000	7,123
	HSBC	USD	20,000,000	22,792	5,000,000	5,698
	MIZUHO	USD	20,000,000	22,792	5,000,000	5,698
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	646,153	505,268,826	575,804
	SMBC	USD	140,000,000	159,544	124,946,044	142,389
	BTMU	USD	119,000,000	135,612	104,513,044	119,103
	SCB	USD	107,800,000	122,849	96,666,044	110,161
	MIZUHO	USD	105,000,000	119,658	92,217,391	105,091
	Credit Suisse AG	USD	91,000,000	103,704	79,921,739	91,079
	HSBC	USD	91,000,000	103,704	79,921,739	91,079
	ANZ	USD	73,500,000	83,761	66,541,696	75,831
	BOA	USD	35,000,000	39,886	30,739,130	35,030
	The Tokyo Star Bank, Ltd	USD	21,000,000	23,932	18,443,478	21,018
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co.	THB	5,501,000,000	184,394	5,501,000,000	184,394
LLP POSUK Titanium	SMBC	USD	15,000,000	17,094	15,000,000	17,094
CSP – Compania	Export-Import Bank of Korea	USD	182,000,000	207,407	182,000,000	207,407
Siderurgica do Pecem	Santander	USD	47,600,000	54,245	47,600,000	54,245
	BNP	USD	47,600,000	54,245	47,600,000	54,245
	MIZUHO	USD	47,600,000	54,245	47,600,000	54,245
	Credit Agricole	USD	20,000,000	22,792	20,000,000	22,792
	SOCIETE GENERALE	USD	20,000,000	22,792	20,000,000	22,792
	KfW	USD	20,000,000	22,792	20,000,000	22,792
	BBVA Seoul	USD	17,600,000	20,057	17,600,000	20,057
	ING	USD	17,600,000	20,057	17,600,000	20,057
	BNDES	BRL	464,060,000	160,050	464,060,000	160,050

		USD	3,457,031,550	3,939,633	2,948,335,440	3,359,922
		CNY	760,500,000	127,604	760,500,000	127,604
		THB	5,501,000,000	184,394	5,501,000,000	184,394
		BRL	464,060,000	160,050	464,060,000	160,050

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2017 and 2016 were as follows:

①	For the six-month period ended June 30, 2017

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment losses	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	(66,905)	(66,905)	—
Available-for-sale financial assets		28	27,950	—	96,083	(52,799)	—	71,262	225,185
Loans and receivables		37,957	—	(63,652)	—	—	(396)	(26,091)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(9,447)	(9,447)	—
Financial liabilities measured at amortized cost		(54,492)	—	159,365	—	—	4,800	109,673	—

	~~W~~	(16,507)	27,950	95,713	96,083	(52,799)	(71,948)	78,492	225,185

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~110,007 million for the six-month period ended June 30, 2017.

②	For the six-month period ended June 30, 2016

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment losses	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	(46,130)	(46,130)	—
Available-for-sale financial assets		213	23,209	—	2,171	(218,837)	—	(193,244)	129,345
Loans and receivables		43,453	—	3,339	—	—	(313)	46,479	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	4,866	4,866	—
Financial liabilities measured at amortized cost		(79,739)	—	(110,519)	—	—	5,097	(185,161)	—

	~~W~~	(36,073)	23,209	(107,180)	2,171	(218,837)	(36,480)	(373,190)	129,345

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~109,328 million for the six-month period ended June 30, 2016.

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2017 and 2016 were as follows:

①	For the three-month period ended June 30, 2017

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment losses	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	8,066	8,066	—
Available-for-sale financial assets		14	11,202	—	96,902	(52,079)	—	56,039	185,159
Loans and receivables		18,386	—	43,287	—	—	(191)	61,482	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	22,644	22,644	—
Financial liabilities measured at amortized cost		(26,511)	—	(53,354)	—	—	2,438	(77,427)	—

	~~W~~	(8,111)	11,202	(10,067)	96,902	(52,079)	32,957	70,804	185,159

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~38,545 million for the three-month period ended June 30, 2017.

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

②	For the three-month period ended June 30, 2016

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment losses	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	(68,097)	(68,097)	—
Available-for-sale financial assets		36	4,422	—	2,171	(191,975)	—	(185,346)	132,926
Loans and receivables		18,478	—	32,159	—	—	(130)	50,507	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	2,997	2,997	—
Financial liabilities measured at amortized cost		(35,267)	—	(106,230)	—	—	2,547	(138,950)	—

	~~W~~	(16,753)	4,422	(74,071)	2,171	(191,975)	(62,683)	(338,889)	132,926

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~34,251 million for the three-month period ended June 30, 2016.

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017			December 31, 2016
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	2,142,318	2,142,318	1,950,447	1,950,447
Derivative assets(*1,2)		14,055	14,055	80,959	80,959

		2,156,373	2,156,373	2,031,406	2,031,406

Assets measured at amortized cost(*3)
Cash and cash equivalents		418,273	418,273	120,529	120,529
Trade accounts and note receivable, net		3,589,413	3,589,413	3,230,249	3,230,249
Loans and other receivables, net		4,108,020	4,108,020	4,355,797	4,355,797

		8,115,706	8,115,706	7,706,575	7,706,575

Liabilities measured at fair value
Derivative liabilities(*2)		9,448	9,448	—	—

Liabilities measured at amortized cost(*3)
Trade accounts and notes payable		858,516	858,516	1,082,927	1,082,927
Borrowings		4,009,947	4,232,928	4,142,854	4,354,129
Financial guarantee liabilities		78,020	78,020	89,250	89,250
Others		800,970	800,970	976,574	976,574

	~~W~~	5,747,453	5,970,434	6,291,605	6,502,880

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets and derivatives which are classified as fair value hierarchy level 3 is calculated using valuation model such as a discounted cash flow model and others in which weighted average cost of capital of evaluated companies are used as a discount rates. Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of derivatives which are classified as fair value hierarchy level 2 is measured using derivatives’ valuation models such as market approach and others. Principal input variables of derivatives’ valuation model are interest rate, spot price of underlying asset and others.

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(*3)	The fair value of financial assets and liabilities measured at amortized cost is measured using a present value calculated by market interest rate as of the end of reporting period. The fair value is mainly calculated for the disclosures in the note. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings which are classified as fair value hierarchy level 2 since their carrying amounts approximate fair value.

2)	The fair value hierarchy

The fair values of financial assets and financial liabilities by fair value hierarchy as of June 30, 2017 and December 31, 2016 are as follows:

①	June 30, 2017

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,915,840	—	226,478	2,142,318
Derivative assets		—	9,790	4,265	14,055

	~~W~~	1,915,840	9,790	230,743	2,156,373

Financial liabilities
Derivative liabilities	~~W~~	—	9,448	—	9,448

②	December 31, 2016

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,756,713	—	193,734	1,950,447
Derivative assets		—	70,613	10,346	80,959

	~~W~~	1,756,713	70,613	204,080	2,031,406

3)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2016.

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

21.	Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2017 and December 31, 2016 are as follows:

(in Won, except per share information)	June 30, 2017		December 31, 2016
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2017, total shares of ADRs of 36,506,532 are equivalent to 9,126,633 shares of common stock.
(*2)	As of June 30, 2017, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,829	783,788
Loss from merger		(91,310)	(91,310)

	~~W~~	1,156,344	1,156,303

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2017		December 31, 2016
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of June 30, 2017 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2018-06-12 : 4.30%

Reset every 5 years as follows;

•      After 5 years : return on government bond (5 years) + 1.30%

•      After 10 years : additionally + 0.25% according to Step-up clauses

•      After 25 years : additionally + 0.75%

Issue date ~ 2023-06-12 : 4.60%

Reset every 10 years as follows;

•      After 10 years : return on government bond (10 years) + 1.40%

•      After 10 years : additionally + 0.25% according to Step-up clauses

•      After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2017 amounts to ~~W~~2,150 million.

23. Reserves

Reserves as of June 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	June 30, 2017		December 31, 2016
Accumulated changes in unrealized fair value of available-for-sale investments, net of tax	~~W~~	509,425	284,240

24. Treasury Shares

As of June 30, 2017, the Company holds 7,188,166 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

25. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2017		2016	2017	2016
Wages and salaries	~~W~~	51,108	50,751	115,815	103,651
Expenses related to post-employment benefits		6,039	7,528	16,284	16,088
Other employee benefits		10,092	13,021	21,510	25,974
Travel		3,170	3,462	5,959	6,134
Depreciation		4,426	4,136	8,910	8,161
Amortization		14,577	13,666	28,666	26,875
Rental		10,606	13,760	22,281	29,654
Repairs		1,931	2,063	3,433	3,697
Advertising		30,252	16,670	51,416	31,322
Research & development		16,055	24,806	38,012	37,503
Service fees		39,983	38,735	76,525	75,036
Supplies		1,210	347	2,195	4,658
Vehicles maintenance		1,412	1,550	2,892	3,160
Industry association fee		1,217	1,701	2,950	3,314
Training		4,751	5,140	9,263	8,501
Conference		1,058	922	2,140	1,909
Bad debt expenses		2,435	18,717	1,608	20,669
Others		10,074	11,563	16,788	18,081

	~~W~~	210,396	228,538	426,647	424,387

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2017		2016	2017	2016
Freight and custody expenses	~~W~~	187,004	193,053	382,281	395,611
Operating expenses for distribution center		2,401	2,381	4,813	4,808
Sales commissions		12,871	18,688	23,991	34,551
Sales advertising		819	435	1,091	1,003
Sales promotion		1,357	1,336	2,481	2,595
Sample		399	256	527	606
Sales insurance premium		962	1,168	2,959	1,910

	~~W~~	205,813	217,317	418,143	441,084

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

26. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2017		2016	2017	2016
Finance income
Interest income	~~W~~	18,400	18,514	37,985	43,666
Dividend income		49,747	38,674	137,957	132,537
Gain on foreign currency transactions		34,681	42,570	103,139	122,220
Gain on foreign currency translations		(32,649)	(2,438)	131,235	38,233
Gain on valuation of derivatives		—	(15,770)	—	25,287
Gain on disposals of available-for-sale investments		96,904	2,171	96,904	2,171
Gain on financial guarantee		2,451	2,568	4,829	5,135

	~~W~~	169,534	86,289	512,049	369,249

Finance costs
Interest expenses	~~W~~	26,511	35,267	54,492	79,739
Loss on foreign currency transactions		54,079	72,114	118,672	130,721
Loss on foreign currency translations		(41,980)	42,089	19,989	136,912
Loss on valuation of derivatives		(30,711)	49,330	76,352	66,552
Impairment losses on available-for-sale investments		52,079	191,975	52,799	218,837
Others		207	152	1,246	350

	~~W~~	60,185	390,927	323,550	633,111

27. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2017		2016	2017	2016
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	11,385	5,688	15,928	16,281
Gain on disposals of intangible assets		15,480	483	21,976	483
Reversal of impairment loss on investment in subsidiaries, associates and joint ventures		—	—	225,860	—
Reversal of impairment losses on intangible assets		—	1,838	—	1,838
Gain on exemption of debts		—	9,665	—	9,665
Others		4,521	8,639	11,555	16,491

		31,386	26,313	275,319	44,758

Other non-operating expenses
Loss on disposals of property, plant and equipment		47,016	31,161	70,375	55,646
Impairment losses on property, plant and equipment		—	—	5,562	—
Impairment losses on intangible assets		11,822	877	11,822	1,431
Donations		80	1,901	15,400	15,201
Impairment losses on investment in subsidiaries, associates and joint ventures		12,816	1,517	12,816	35,943
Others		3,229	3,579	6,839	10,846

	~~W~~	74,963	39,035	122,814	119,067

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

28. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows (excluding finance costs and income tax expense):

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2017		2016	2017	2016
Changes in inventories(*1)	~~W~~	(34,455)	200,556	(159,031)	317,264
Raw materials and consumables used		4,325,414	2,868,727	8,363,455	5,801,280
Employee benefits expenses		394,115	389,762	809,893	786,641
Outsourced processing cost		511,269	499,463	1,024,466	1,004,343
Depreciation(*2)		520,765	513,093	1,038,962	1,019,089
Amortization		22,741	18,772	44,036	37,111
Electricity and water expenses		148,606	186,296	317,360	388,914
Service fees		58,346	56,504	112,997	107,234
Rental		15,488	17,916	33,290	38,528
Advertising		30,252	16,670	51,416	31,322
Freight and custody expenses		187,004	193,053	382,281	395,611
Sales commissions		12,871	18,688	23,991	34,551
Loss on disposals of property, plant and equipment		47,016	31,161	70,375	55,646
Impairment losses on property, plant and equipment		—	—	5,562	—
Impairment losses on investments in subsidiaries, associates and joint ventures		12,816	1,517	12,816	35,943
Others		372,067	323,731	812,315	547,482

	~~W~~	6,624,315	5,335,909	12,944,184	10,600,959

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

29. Income Taxes

The effective tax rates of the Company for the six-month periods ended June 30, 2017 and 2016 were 21.65% and 20.93%, respectively.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

30. Earnings per Share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2017 and 2016 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in Won except per share information)	2017		2016	2017	2016
Profit	~~W~~	509,163,850,257	310,509,841,739	1,348,800,781,097	756,420,412,289
Interests of hybrid bonds, net of tax		(7,877,385,203)	(8,073,975,372)	(16,298,038,354)	(16,474,401,438)
Weighted-average number of common shares outstanding(*1)		79,998,476	79,996,105	79,998,084	79,995,921
Basic and diluted earnings per share	~~W~~	6,266	3,781	16,657	9,250

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	For the three-month periods ended June 30		For the six-month periods ended June 30
(in share)	2017	2016	2017	2016
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,188,359)	(7,190,730)	(7,188,751)	(7,190,914)

Weighted-average number of common shares outstanding	79,998,476	79,996,105	79,998,084	79,995,921

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2017 and 2016, diluted earnings per share is equal to basic earnings per share.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

31. Related Party Transactions

(a)	Significant transactions with related companies for the six-month periods ended June 30, 2017 and 2016 were as follows:

1)	For the six-month period ended June 30, 2017

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,778	44	—	80,775	—	4,528
POSCO Processing&Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		205,803	3,533	—	—	5,165	22
POSCO ICT(*4)		791	5,077	—	145,916	13,894	86,413
eNtoB Corporation		1	30	155,121	1,502	17	13,138
POSCO CHEMTECH		173,162	21,064	231,609	15,721	141,196	6,259
POSCO ENERGY CO., LTD.		83,310	698	—	—	—	—
POSCO DAEWOO Corporation		2,458,294	35,155	211,854	221	16,755	1,249
POSCO Thainox Public Company Limited		109,055	9,780	6,130	—	—	—
POSCO America Corporation		203,013	—	90	—	—	75
POSCO Canada Ltd.		218	349	142,566	—	—	—
POSCO Asia Co., Ltd.		1,000,653	610	232,150	194	764	1,575
Qingdao Pohang Stainless Steel Co., Ltd.		81,685	—	—	—	—	28
POSCO JAPAN Co., Ltd.		754,062	—	13,481	—	—	739
POSCO MEXICO S.A. DE C.V.		176,937	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		219,889	—	—	—	—	32
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		100,616	—	—	—	—	—
Others		563,923	7,039	137,576	16,730	115,190	49,604

		6,431,971	83,380	1,244,205	265,654	301,290	164,066

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		453	46	3,742	202,905	10,333	15,965
SNNC		2,657	284	244,116	—	—	1
POSCO-SAMSUNG-Slovakia Processing Center		23,459	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	362,734	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	150,097	—	—	—
Others		6,871	39,846	44,626	—	—	1

		33,440	40,176	805,315	202,905	10,333	15,967

	~~W~~	6,465,411	123,556	2,049,520	468,559	311,623	180,033

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of June 30, 2017, the Company provided guarantees to related companies (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

2)	For the six-month period ended June 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	27,360	16,629	—	153,331	—	16,046
POSCO Processing&Service		478,627	5,777	252,080	—	—	872
POSCO COATED & COLOR STEEL Co., Ltd.		153,329	2,560	—	—	6,491	56
POSCO ICT		686	292	—	81,440	17,783	81,535
eNtoB Corporation		—	—	122,429	4,164	56	8,923
POSCO CHEMTECH		159,436	18,012	246,706	6,603	141,213	3,334
POSCO ENERGY CO., LTD.		93,103	652	—	—	—	—
POSCO TMC Co., Ltd.		146,761	—	1	—	1,024	677
POSCO AST		152,108	1	—	—	19,695	922
POSCO DAEWOO Corporation		1,561,031	34,341	37,172	—	—	132
POSCO Thainox Public Company Limited		114,947	2,857	4,237	—	—	23
POSCO America Corporation		285,368	—	—	—	—	—
POSCO Canada Ltd.		—	—	63,481	—	—	—
POSCO Asia Co., Ltd.		900,391	123	164,289	49	291	722
Qingdao Pohang Stainless Steel Co., Ltd.		60,924	—	—	—	—	419
POSCO JAPAN Co., Ltd.		514,806	—	12,211	368	54	994
POSCO MEXICO S.A. DE C.V.		111,181	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		192,584	—	—	—	—	57
Others		483,015	9,818	107,676	31,185	104,837	50,836

		5,435,657	91,062	1,010,282	277,140	291,444	165,548

Associates and joint ventures
SeAH Changwon Integrated Special Steel		20	—	887	—	517	—
POSCO PLANTEC Co., Ltd.		1,854	25	1,812	92,003	8,170	4,869
SNNC		2,400	697	205,899	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		16,569	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		18,227	4,610	28,298	—	—	—

		39,070	34,629	236,896	92,003	8,687	4,869

	~~W~~	5,474,727	125,691	1,247,178	369,143	300,131	170,417

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended June 30, 2017 and 2016 were as follows:

1)	For the three-month period ended June 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,007	16	—	42,821	—	142
POSCO COATED & COLOR STEEL Co., Ltd.		100,614	119	—	—	2,702	—
POSCO ICT		490	7	—	100,638	6,994	42,033
eNtoB Corporation		1	—	75,597	183	7	7,973
POSCO CHEMTECH		90,575	5,464	116,066	12,567	70,148	628
POSCO ENERGY CO., LTD.		39,855	331	—	—	—	—
POSCO DAEWOO Corporation		1,425,056	—	141,381	192	12,385	647
POSCO Thainox Public Company Limited		56,888	9,780	2,914	—	—	—
POSCO America Corporation		103,168	—	90	—	—	39
POSCO Canada Ltd.		218	320	82,568	—	—	—
POSCO Asia Co., Ltd.		475,664	54	164,589	—	573	598
Qingdao Pohang Stainless Steel Co., Ltd.		44,833	—	—	—	—	2
POSCO JAPAN Co., Ltd.		398,464	—	7,117	—	—	499
POSCO MEXICO S.A. DE C.V.		96,387	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		123,505	—	—	—	—	11
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		44,747	—	—	—	—	—
Others		274,699	635	93,722	5,418	57,750	26,114

		3,276,171	16,726	684,044	161,819	150,559	78,686

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		350	5	2,955	108,239	5,299	6,249
SNNC		1,390	133	122,307	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		10,483	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	206,485	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	73,156	—	—	—
Others		3,058	27,402	20,895	—	—	—

		15,281	27,540	425,798	108,239	5,299	6,249

	~~W~~	3,291,452	44,266	1,109,842	270,058	155,858	84,935

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

2)	For the three-month period ended June 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	25,818	26	—	41,743	—	3,684
POSCO Processing&Service		254,568	—	153,745	—	—	627
POSCO COATED & COLOR STEEL Co., Ltd.		79,387	1	—	—	3,247	24
POSCO ICT		385	201	—	57,129	11,154	37,228
eNtoB Corporation		—	—	63,646	3,529	36	5,385
POSCO CHEMTECH		70,366	5,430	118,684	4,367	71,274	1,549
POSCO ENERGY CO., LTD.		47,919	344	—	—	—	—
POSCO TMC Co., Ltd.		77,021	—	—	—	556	366
POSCO AST		76,475	—	—	—	11,192	178
POSCO DAEWOO Corporation		767,009	—	13,367	—	—	—
POSCO Thainox Public Company Limited		59,981	2,857	2,280	—	—	23
POSCO America Corporation		160,552	—	—	—	—	—
POSCO Canada Ltd.		—	—	38,704	—	—	—
POSCO Asia Co., Ltd.		419,542	123	105,303	49	270	544
Qingdao Pohang Stainless Steel Co., Ltd.		36,386	—	—	—	—	190
POSCO JAPAN Co., Ltd.		242,575	—	6,520	—	26	842
POSCO MEXICO S.A. DE C.V.		33,181	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		91,102	—	—	—	—	57
Others		271,562	1,575	61,975	16,427	54,072	31,586

		2,713,829	10,557	564,224	123,244	151,827	82,283

Associates and joint ventures
SeAH Changwon Integrated Special Steel		15	—	435	—	379	—
POSCO PLANTEC Co., Ltd.		758	5	980	48,694	4,153	2,134
SNNC		1,175	531	98,109	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		8,714	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		14,581	1,540	15,483	—	—	—

		25,243	31,373	115,007	48,694	4,532	2,134

	~~W~~	2,739,072	41,930	679,231	171,938	156,359	84,417

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of June 30, 2017 and December 31, 2016 are as follows:

1)	June 30, 2017

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	14	1,454	1,468	—	17,279	358	17,637
POSCO COATED & COLOR STEEL Co., Ltd.		50,384	81	50,465	—	5	1,577	1,582
POSCO ICT		—	56	56	806	81,112	2,130	84,048
eNtoB Corporation		—	—	—	10,610	18,128	15	28,753
POSCO CHEMTECH		31,715	3,315	35,030	58,473	12,825	17,409	88,707
POSCO ENERGY CO., LTD.		14,448	492	14,940	—	—	1,425	1,425
POSCO DAEWOO Corporation		385,408	1	385,409	2,203	1,953	4,489	8,645
POSCO Thainox Public Company Limited		56,888	—	56,888	834	—	—	834
POSCO America Corporation		20,035	—	20,035	—	90	—	90
POSCO Asia Co., Ltd.		385,989	81	386,070	10,278	—	—	10,278
Qingdao Pohang Stainless Steel Co., Ltd.		33,028	—	33,028	—	—	—	—
POSCO MEXICO S.A. DE C.V.		116,595	—	116,595	—	—	—	—
POSCO Maharashtra Steel Private Limited		378,806	9	378,815	—	—	—	—
Others		371,304	3,839	375,143	27,510	17,743	26,187	71,440

		—	—	—	—	—	—	—
		1,844,614	9,328	1,853,942	110,714	149,135	53,590	313,439

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		19	3	22	3,914	19,548	—	23,462
SNNC		240	52	292	31,513	—	—	31,513
Others		689	22,184	22,873	17,906	—	—	17,906

		948	22,239	23,187	53,333	19,548	—	72,881

	~~W~~	1,845,562	31,567	1,877,129	164,047	168,683	53,590	386,320

2)	December 31, 2016

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	3	3,359	3,362	—	9,825	515	10,340
POSCO Processing&Service		207,744	178	207,922	1,085	5,367	5,184	11,636
POSCO COATED & COLOR STEEL Co., Ltd.		48,716	324	49,040	—	5	1,600	1,605
POSCO ICT		—	128	128	1,062	89,382	6,074	96,518
eNtoB Corporation		—	—	—	9,948	29,310	15	39,273
POSCO CHEMTECH		27,253	3,868	31,121	54,702	11,870	19,282	85,854
POSCO ENERGY CO., LTD.		18,701	2,012	20,713	—	—	1,425	1,425
POSCO DAEWOO Corporation		182,700	11,184	193,884	460	183	49	692
POSCO Thainox Public Company Limited		62,034	8	62,042	—	224	—	224
POSCO America Corporation		10,008	—	10,008	—	—	—	—
POSCO Asia Co., Ltd.		375,823	7	375,830	25,101	—	—	25,101
Qingdao Pohang Stainless Steel Co., Ltd.		25,386	—	25,386	—	5	—	5
POSCO MEXICO S.A. DE C.V.		114,166	—	114,166	—	—	—	—
POSCO Maharashtra Steel Private Limited		208,737	2,512	211,249	—	—	—	—
Others		333,031	2,461	335,492	17,374	46,455	26,974	90,803

		1,614,302	26,041	1,640,343	109,732	192,626	61,118	363,476

Associates and jointventures
POSCO PLANTEC Co., Ltd.		30	9	39	2,125	39,647	—	41,772
SNNC		223	26	249	40,201	—	—	40,201
Others		800	1	801	991	17,685	—	18,676

		1,053	36	1,089	43,317	57,332	—	100,649

	~~W~~	1,615,355	26,077	1,641,432	153,049	249,958	61,118	464,125

45

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(d)	Details of compensation to key management officers for the six-month periods ended June 30, 2017 and 2016 were as follows:

(in millions of Won)	June 30, 2017		June 30, 2016
Short-term benefits	~~W~~	27,764	14,538
Long-term benefits		3,508	5,831
Retirement benefits		5,897	3,877

	~~W~~	37,169	24,246

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

32. Commitments and Contingencies

(a)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2017, 130 million tons of iron ore and 20 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing on August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of June 30, 2017, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 8.25 million and USD 6.49 million. The borrowings are related to the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chinabad, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2017, the balances of the borrowing are USD 4.09 million.

(b)	As of June 30, 2017, the Company has provided three blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

46

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2017

(Unaudited)

(c)	Litigation in progress

The Company is involved in 15 litigations for alleged damages aggregating to ~~W~~55 billion as of June 30, 2017 which arose in the ordinary course of business. The Company has recognized provisions for 2 of 15 litigations amounting to ~~W~~2.5 billion by estimating the outcome of such litigations reasonably. Except 2 litigations, the Company has not recognized any provisions since the Company believes that it does not have a present obligation on other litigations as of June 30, 2017.

(d)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

33. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2017 and 2016 were as follows:

(in millions of Won)	June 30, 2017		June 30, 2016
Trade accounts and notes receivable, net	~~W~~	(352,875)	(59,730)
Other accounts receivable		(126,948)	43,245
Inventories		(307,372)	425,467
Prepaid expenses		(13,218)	1,368
Other current assets		(3,134)	(1,693)
Long-term guarantee deposits		(92)	57
Other non-current assets		—	(60)
Trade accounts and notes payable		(224,356)	142,044
Other accounts payable		(68,556)	(75,825)
Accrued expenses		(33,301)	(7,838)
Advances received		22,819	1,605
Withholdings		(2,347)	3,332
Unearned revenue		28	(145)
Other current liabilities		(2,411)	(7,092)
Payments of severance benefits		(63,711)	(46,655)
Plan assets		53,518	(56,370)
Other non-current liabilities		11	—

	~~W~~	(1,121,945)	361,710

47